CERRO RESOURCES NL

Technical Report

First Stage Heap Leach Feasibility Study Cerro del Gallo Gold Silver Project

Guanajuato, Mexico

Effective Date: 11th May 2012
Report Date: 29th June 2012

Prepared for Cerro Resources NL

Brisbane, Australia

Prepared by

Peter Hayward
Sedgman Ltd (Metallurgist, F.AusIMM)

Timothy Carew, P.Geo.
Reserva International Reno, Nevada

Thomas Dyer P.E.,
Mine Development Associates Reno, Nevada

John Skeet
COO Cerro Resources NL (B.App.Sc Metallurgist, F.AusIMM)

Contributors:
Bill Fleshman Exploration Manager, Cerro Resources NL (F.AusIMMCP GEOL)

27.	References	150
28.	Date and Signatures	153
29.	Glossary	154

List of Figures

Figure 21-1 Mine Organizational Chart	128
Figure 22-1 First Stage Heap Leach NPV Sensitivity Chart	143
Figure 22-2 First Stage Heap Leach IRR Sensitivity Chart	144

List of Tables

1.	Summary

This Technical Report concerns the Cerro del Gallo first stage heap leach project located near Dolores Hidalgo in the state of Guanajuato, Mexico. The data presented in the report are related to the Cerro del Gallo gold-silver-copper deposit and their mineral resource and reserve estimate and feasibility study for the gold-silver-copper production by heap leaching as the first stage development of the deposit. This Technical Report is an update of the previous Technical Report (dated 26th May, 2011) to include copper in the mineral reserves and the recovery of copper in the heap leach processing. Changes to the processing facility have also been incorporated. The effective date for the information in this Technical Report is 11th May 2012, unless otherwise stated.

1.1	Property Description

The San Antón Property is located in the state of Guanajuato in central Mexico, approximately 270 km northwest of Mexico City as shown in Figure 1-1. The San Antón Property fully incorporates the San Antón de las Minas mining district, centred 23 km east northeast of Guanajuato city and the historic Guanajuato Mining District where production from 1700 to 2004 is reported to be 1.14 billion ounces of silver and 6.5 million ounces of gold. Although the Guanajuato Mining District has a long history of silver and gold mining and production extending back to 1558, production records at San Antón only date back to the 1860’s, however mining is reported from Spanish colonial times. San Antón lies within the central-southern segment of the world-class Mexican Gold-Silver Belt.

The San Antón Property covers an area of 25,269 hectares (approximately 15 km north-south by 16 km east-west) and consists of a total of twelve granted, contiguous mining concessions all owned by San Antón de las Minas S.A. de C.V. (SAM). The concessions entirely cover the San Antón de las Minas mining district, including the old mines formerly worked for high grade vein-hosted gold-silver mineralization.

The San Antón Property is wholly owned by SAM, a resident Mexican company owned 64.3% by Cerro Resources NL Inc. (CJO) and 35.7% by Desarrollos Mineros San Luis S.A. de C.V. (DMSL). DMSL’s ultimate holding company is Goldcorp Inc. (Goldcorp) a Canadian company.

In May 2011, the Technical Report “Feasibility Study and Preliminary Assessment, Cerro del Gallo Project, Guanajuato, Mexico” presented the development of the Cerro del Gallo deposit in two stages. Stage1 is the heap leach development and stage 2, the addition of a CIL to process the fresh ore, not suitable for heap leaching. The Stage 1 heap leach study was completed to feasibility study level and Stage 2 development was completed to a Preliminary Assessment (PA) level. This Technical Report focuses on the feasibility study for the Stage 1 Heap Leach.

-102°00'
N
W
E
S
SAN LUIS POTOSI
MEXICO
State of Guanajuato
San Antón
Mexico City
0 500km
SCALE
LEON
Dolores Hidalgo
21°00'
Guanajuato
Silao
SAN ANTÓN PROPERTY BOUNDARY
San Miguel de Allende
Irapuato
Celaya
QUERETARO
20°00'
LEGEND
Major road
Railway line
San Anton de las Minas S.A. de C.V.
SAN ANTÓN PROPERTY
STATE OF GUANAJUATO
LOCATION
0 25 50km
SCALE
GU_001e.wor

Figure 1-1 Cerro del Gallo Project Location Map

1.2	Exploration

The exploration activities at the San Antón property has consisted of drilling (reverse circulation & diamond core) and several sampling programs; including stream sediment, BLEG, Niton® soil and conventional soil sampling. All these programs are described in Technical Report on the Cerro del Gallo deposit within the San Antón Property, Mexico, CJO, 31st July 2008 (Technical Report 2008). The majority of the exploration work has focussed on the Cerro del Gallo deposit. Drilling activity ceased on the property in 2008 and additional core logging work was completed as part of the programme of work to develop of the gold domain within the Cerro del Gallo deposit.

1.3	Development of Operations

The development plan for the property consists of heap leaching of weathered and oxidised material from the Cerro del Gallo deposit to produce gold, silver and copper. At a later stage, it is proposed to process the fresh rock material for the recovery of gold and silver. The feasibility study for the stage 1 heap leach (the subject of this Technical Report) has been completed.

1.4	Mineral Resource and Mineral Reserve Estimates

Tim Carew, P.Geo. of Reserva International reviewed the block model and parameters utilized to calculate this latest resource estimate and found the methods and results conforms to the definitions as stated by NI43-101 and defined by the CIM Standards on Mineral Resources and Reserves Definitions and Guidelines adopted by the CIM Council in 2010.

Measured and indicated resources, excluding Proven and Probable Reserves, are shown below in Table 1-1.

Table 1-1 Cerro del Gallo Resource (Excluding Proven and Probable Reserves)

	Total
Category	K Tonnes	g Au/t	K Ozs Au	g Ag/t	K Ozs Ag	Cu %	K lbs Cu
Measured	39,863	0.61	781	13.8	17,714	0.10	88,790
Indicated	8,015	0.55	142	11.0	2,832	0.08	14,608
Measured & Indicated[1]	47,878	0.60	923	13.3	20,546	0.10	103,398

1These resources are reported using internal cut-off grades of 0.24, 0.29, and 0.34 gAuEq/t for weathered, partially oxidized, and fresh material respectively.

The Proven and Probable (P&P) mineral reserve estimate for Cerro del Gallo Stage 1 Heap Leach are given below in Table 1-2.

Table 1-2 First Stage Heap Leach Proven and Probable Mineral Reserve Estimate

	Total
Category	K Tonnes	g Au/t	K Ozs Au	g Ag/t	K Ozs Ag	Cu %	K lbs Cu
Proven	28,223	0.71	643	15.05	13,655	0.08	50,247
Probable	3,956	0.54	69	13.20	1,679	0.07	6,197
Proven & Probable[2]	32,219	0.69	712	14.82	15,335	0.08	56,443

2 Proven and Probable reserves are reported using gold equivalent cut-off grades of 0.24 and 0.29 g/t for weathered and partially oxidized material respectively. Cut-off grades were applied to gold equivalent grades which include both gold:silver price and recovery ratios.

1.5	Metallurgical Test Work

The test work that was evaluated for the FS, commenced in 2006 and was performed on drill core samples and RC chip samples, by three Australian metallurgical laboratories. Phase 1 was conducted by Independent Metallurgical Laboratories (IML), Welshpool, Western Australia, Phases 2, 3 and 5 were conducted by SGS Lakefield Oretest Pty Ltd (Oretest), Malaga, Western Australia and phase 4 was conducted by ALS AMMTEC, Balcatta, Western Australia. JKTech of Brisbane Queensland were also used to determine comminution characteristics. Polysius Australia Pty Ltd (Polysius) of Henderson, Western Australia were used to evaluate the suitability of high pressure grinding rolls (HPGR) for the crushing of the Cerro del Gallo ores.

The test work focused mainly on the recovery of gold and silver from the weathered and partially oxidised ore zones. To make best use of the local environment, topography and land heap leaching has been the primary processing method for the first stage of the project development. All recent test work has been aimed at heap leaching optimisation and downstream recovery of the gold, silver and copper. Details of the test work are covered in Section 13.

Based on test work summary outcomes the design criteria have been determined using on the following:
	º	The ore will be crushed to -8 mm using a combination of conventional primary (jaw) and secondary (cone) crushers followed by a high pressure grinding roll (HPGR) as the final stage of crushing;
	º	The ore will be agglomerated, stacked and heap leached;
	º	Metal dissolutions for the weathered ore were 76.0% for gold, 48.0% for silver and 19.0% for copper;
	º	Metal dissolutions for the partially oxidized ore were 64.0% for gold, 51.6% for silver and 41.2% for copper;
	º	Sulphidisation-Acidification-Recycling-Thickening process (SART) will be used to reduce the amount of copper and silver in the pregnant solution prior to carbon adsorption;
	º	The SART copper-silver precipitate will be filtered for further processing or sale;
	º	Gold will be recovered via a conventional carbon adsorption and elution processing route.

It is recommended that the following additional test work should be conducted during the front end engineering design (FEED) phase to enable the completion of the detailed plant design:
	º	Heap height determination and percolation tests at the optimum crush size and cement addition;
	º	Triple carbon contact tests on pre and post SART solutions;
	º	Flocculant screening and settling test work on SART slurry;
	º	Filtration test work of the SART precipitate.

1.6	Processing Facilities

The operation will process 4.5Mt/a cyanide heap leach of weathered and partially oxidized ore from the open cut mine.

The processing facility design for a 4.5 Mt/a will consist of the following:
	º	Primary jaw crusher coupled with a secondary crusher and screen in closed circuit, with a -32mm product being fed to the HPGR ;
º

HPGR crushing and screen in closed circuit, with - 8mm product being fed to an agglomeration drum and radial stacker for recovery by a front end loader/trucks for stacking and placement on a heap leach pad;

	º	Leaching of the stacked ore using a cyanide solution;

º

Pregnant solution from leached ore percolating to a staggered pond system which will then be pumped to a wet plant consisting of SART for recovery of the copper and silver, followed by an adsorption circuit, using a traditional carbon contactor system for the recovery of gold from solution;

º	Elution of the loaded carbon, with electrowinning and gold recovery in a gold room facility;
º	Plate and frame filter and bagging system to recover the copper/silver concentrate for further processing or sale.

The crushing plant has been located in close proximity to the open cut mining operations, which will be managed and developed by the Client. The plant has been develop based on three stage crushing starting from feed into ROM bin, agglomeration for heap leach, sulphidisation, acidification, recycle and thickening (SART), carbon in column (CIC) adsorption, elution and electrowinning, reagent mixing and distribution, raw water and power services. Further details are located in Section 14 of the report.

The processing plant and heap leach facility (HLF) footprint has been constrained by the topography of the site and surrounding freehold land. This has resulted in the mine services area being located immediately adjacent to the pit and the crushing plant within 250 m of the planned pit periphery.

The design philosophy for the plant is to minimise footprints due to the steep topography of the site. The layout of the crushing circuit has been compressed and located closer to the pit than usual due to the restricted area of suitable construction land. The HLF has similarly been designed as a valley fill, in the valley immediately adjacent and down gradient from the processing plant, due to the absence of suitable land.

Agglomerated ore for heap leaching will be stacked from the bottom of the valley east of the open pit working up to the top of the valley. Solution collection ponds will be located at the foot of the valley eastern side of the plant where solution will gravitate into the ponds following the natural gradation of the site.

The process design throughput is based on projected mine schedules supplied by CJO from MDA (see Table Table 16-1) in May 2011. Further details can be found in Section 14. The processing facility design is based on the supply and installation of new processing equipment in the following unit operations:

º	Ore crushing and agglomeration;
º	Cyanide leaching;
º	Leached solution recovery;
º	SART processing with filtration and cyanide gas scrubbing system;
º	Single train carbon in column adsorption;
º	Carbon elution, electrowinning and carbon regeneration;
º	Gold room refining;
º	Reagent storage and distribution;
º	Water supply and distribution services;
º	Air supply and distribution services.

Criteria for design of the wet plant (SART and Adsorption) are as follows:
º	Maximum flow rate of 293 m³/h flow during storm event;
º	Sulphuric acid (H2SO4) stoichiometric design at 115%;
º	Sodium hydrosulphide (NaHS) stoichiometric design at 100%;
º	Hydrated lime stoichiometric design at 115%;
º	SART circuit cyanide recovery design at 75%;
º	Washing of gypsum precipitates to remove entrained gold.

1.7	Capital Cost Estimate

Capital costs for the First Stage Heap Leach have been classified as Pre-production Capital Costs, which includes Plant and Infrastructure Costs, Owners Costs and Mining Fleet, (total USD154.9M) and Sustaining Capital (USD28.9M) as outlined in the following three Table 1-3 to Table 1-5.

Table 1-3 First Stage Heap Leach – Pre-production Processing Facility and Site Capital Costs

Cost (USD,000)
Plant and Infrastructure Costs
Crushing	25,609
Agglomeration	4,970
Heap Leach Pad & Ponds	21,413
SART Circuit	12,524
Adsorption	2,620
Elution & Gold Room	2,275
Reagents	3,991
Services & Infrastructure	27,035
Subtotal	100,437
Contingency	9,242
Total Plant Costs (Inclusive of EPCM)	109,679
Owners Costs
High Voltage Power Supply	4,725
Mobile Equipment	962
Pre-Production Labour	2,187
Regulatory, Land, Insurance etc	4,013
Insurance & Operating Spares	1,742
Working Capital (3 months)	11,447
Subtotal	25,076
Contingency	1,254
Total Owners Costs	26,330

Project Cost First Stage 4.5Mtpa Heap Leach	136,009

No final decision has been taken as to whether to mine by an owner operated fleet or to contract mine. The capital requirements of providing a fleet will reduce and operating expenses are likely to increase if contract mining is adopted. Tender documents to invite mining contractors working in Mexico to bid on mining at Cerro del Gallo have been drafted and will be issued in the coming months. Following that and based upon financing, a decision will be made. An estimate of the additional capital costs for the required mining equipment to commence mining for the First Stage Heap Leach component has been completed by MDA.

Table 1-4 First Stage Heap Leach – Pre-production Mining Fleet Costs

Cost (USD,000)
Primary Mining Equipment	9,898
Support Equipment	4,729
Blasting	236
Mine Maintenance	542
Other Mine Capital	3,385
Total Year 1 Mining Capital	18,790

Table 1-5 First Stage Heap Leach – Sustaining Capital

Cost (USD,000)
Mining Capital	12,533
Leach Pad Expansion	10,000
Stacking Equipment etc	4,900
Other	1,500
Total	28,933

Sustaining capital is reflective of amounts in addition to the pre-production capital and mining fleet costs, which are incurred over the life of mine and have been allowed for in economic modelling.

1.8	Operating Cost Estimate

The cash operating costs include all costs associated with the production of gold, silver and copper for the heap leach operations. The cash costs include smelting and refining costs but do not include the 4% net smelter return (NRS) royalty. The NSR is included in the financial modelling.

Table 1-6 First Stage Heap Leach Cash Operating Costs

Cash Operating Cost	USD/t Average (ore tonne)	USD/oz Au Eq Average
Mining	3.2	152
Processing	6.63	314
Metal Transport & Refining	0.30	14
G & A	0.76	36
TOTAL	10.89	516

1.9	Economic Analysis

The following tables set out aggregated summaries of key FS data – presented on an average life-of-mine or total life-of-mine basis for the First Stage Heap Leach.

Table 1-7 First Stage Heap Leach Mining Summary

Mining
Ore Mined	32.2Mt
Waste Mined	29.4Mt
Gold Grade	0.69 g/t
Silver Grade	14.8 g/t
Copper Grade	0.08%
Strip Ratio	0.917

The waste mined includes 9Mt of mineralized fresh rock material, which is potential feed for the Second Stage CIL/Heap Leach development. This may have an economic benefit for the Second Stage CIL/Heap Leach and will be evaluated in the second stage FS.

Table 1-8 First Stage Heap Leach Operational Summary

Production
Annual Throughput	4.5Mt
Overall Gold Recovery	68.5%
Overall Silver Recovery	50.1%
Overall Copper Recovery	31.8%
Maximum gold equivalent production, k oz per annum [1]	99.1 (Yr 3)
Average gold equivalent production, k oz per annum [1]	94.6
Average gold production, k oz per annum	67.9
Average silver production, k oz per annum	1,072
Average copper production, t per annum	1,113
Base Life of Mine Stage 1	7.2 years

1 The gold equivalent ounces are calculated using the 3 year historic gold, silver and copper prices (as at 30th April, 2012) USD1,341/oz, USD25.58/oz and USD7,582/t respectively for gold:silver price ratio of 52.4 and a gold:copper price ration of 0.177. That is, 52.4 oz of silver is equal in value to 1 ounce of gold and 0.177 tonnes of copper is equal in value to 1 ounce of gold.

Table 1-9 First Stage Heap Leach Economic Summary

Financial
Net Smelter Return Royalty	4%
Undiscounted Net Cash Flow (USD M) [2]	280
Net Present Value @ 6% (USD M) [2]	181
Pre-production Capital Payback Period (includes mining fleet) [2]	2.7 Yrs
Pre-tax IRR[2]	30.5%

2 Using 3 year average metal prices of USD1,341 Au/oz, USD25.58 Ag/oz and USD7,582 Cu/tonne and based on net payable ounces of silver and gold and payable tonnes of copper.

1.10	Conclusions and Recommendations

The development of the Cerro del Gallo deposit for gold, silver and copper production by heap leaching as demonstrated by the feasibility study, produces a positive cash flow with sound economic potential. The financial analysis based on the financial, operating, production and reserve estimates, concludes a financially and technically viable project.

The Qualified Persons supervising the compilation of the report and taking responsibility for their respective Sections, have reviewed this report with reliance in other experts (as noted in Section 3) and they believe the information to be correct and reasonable.

2.	Introduction

This Technical Report was prepared under the supervision of the Qualified Persons (QP) for Cerro Resources NL (Cerro) a publicly listed exploration company on the TSX Venture and Australian stock exchanges as CJO. The report has been prepared to demonstrate at feasibility study level the technical and financial viability of the first stage heap leach development of the Cerro del Gallo deposit in Guanajuato State, Mexico.

The Qualified Persons for this Technical Report are senior members of Cerro’s management and independent consultants, expert in their relevant disciplines. The Qualified Persons for this report are:

Mr. Timothy Carew, P.Geo of Reserva International LLC. (Reserva). Mr. Carew is responsible for the supervision of the preparation of this report and completed an inspection of the property on 15th of December 2009. At that time he reviewed the surface areas of the Cerro del Gallo project, drilling results, sampling and shipping procedures, geological and geotechnical logging techniques, surveying records and documentation procedures with the field geological personnel. Mr. Carew is responsible for the overall review of the geological modelling and for the estimation of resources used for the feasibility study.

Mr Thomas Dyer P.E. of Mine Development Associates (MDA). Mr Dyer is responsible for the reserves, mine production, and mine capital and operating cost estimates. Mr Dyer visited the property in June 2010.

Mr. Peter Hayward F.AusIMM of Sedgman Ltd. Mr Hayward is responsible for the feasibility study metallurgical test work review, capital cost and operating cost estimates (excluding mining) and has supervised the review of the financial evaluation.

Mr John Skeet F.AusIMM (COO of CJO) is a non-independent QP who has contributed to and authored sections of the report. He has extensive experience in the fields of environmental, permitting, mineral processing, process design, capital and operating cost estimation, and metallurgical testing disciplines. John Skeet has compiled those sections dealing with the economic evaluation, which has been reviewed by the independent QP’s. He has visited the property on numerous occasions since 2006.

3.	Reliance on Other Experts

The authors have relied on the following qualified persons to provide information during the preparation of this report: Messrs John Skeet (COO, CJO) and Bill Fleshman (Exploration Manager, CJO) to provided corporate information, drilling and assay data from the exploration work, resource and geological models, metallurgical testing results and commercial data. The information supplied by CJO also includes data and documents referred to in Section 22 References. The authors determined if the data from the previous reports was suitable for inclusion in this Technical Report. The authors consider the information to be of a good quality and have no reason to believe that any of the information is inaccurate.

A summary of the concession details has been included in compliance with NI 43-101. The original concession documents have been viewed by CJO personnel in the office of Luismin S.A de C.V. in Durango and have been transferred to the CJO office in San Anton. These details are consistent with information provided by Luismin on 8 May 2006 regarding the current status of the concessions as reported to Luismin by the Mexican Mines Department. An independent search for verification by the authors has not been undertaken for the report.

Mine Development Associates has relied on the geotechnical expertise of Ken Meyers of the Mines Group. Mr. Meyers provided analysis and recommendations for open pit slope design parameters used in the open pit designs.

4.	Property Description and Location

4.1	Summary

Cerro del Gallo Project is located within the San Anton property along the flanks of San Antonio Mountain Range trending approximately 20° northwest where it is situated in the physiographic region of Sierra Madre Oriental. The terrain is steep with limited flat space for plant layout and supporting infrastructure. The site elevation is 2,200m above mean sea level.

There is good infrastructure close to the Project site, with an international airport located at Silao servicing the city of Leon, which is within 1.5 hours drive, rail facilities 20 km from the site and the town of Dolores Hidalgo, with a population of over 150,000, within a 30 minute drive.

Figure 4-1 Location of the project

4.2	Property Description

The San Antón Property is wholly owned by SAM, a Mexican company owned 64.3% by Cerro Resources NL and 35.7% by Desarrollos Mineros San Luis S.A. de C.V. (DMSL). DMSL’s ultimate holding company is Goldcorp Inc. (Goldcorp) a Canadian company.

The San Antón Property is located in the state of Guanajuato in central Mexico, approximately 270 km northwest of Mexico City. Cerro del Gallo (Hill of the Rooster) is located at latitude 21° 04’ 28”N, longitude 101° 01’ 38”W. The San Antón Property lies within the Municipality of Dolores Hidalgo C.N.I. (Cuna de la Independencia Nacional). The San Antón Property fully incorporates the San Antón de las Minas mining district, centred 23 km east northeast of Guanajuato city and the historic Guanajuato Mining District where production from 1700 to 2004 is reported to be 1.14 billion ounces of silver and 6.5 million ounces of gold. Although the Guanajuato Mining District has a long history of silver and gold mining and production extending back to 1558, production records at San Antón only date back to the 1860’s although mining is reported from Spanish colonial times. San Antón lies within the central-southern segment of the world-class Mexican Gold-Silver Belt.

The San Antón Property is located on the Instituto Nacional de Estadística Geografía e Informática (INEGI) Guanajuato 1:50,000 scale topographic map (F14-C43), and Guanajuato 1:250,000 scale geological sheet F14-7. The coordinate system used for all maps and sections in this report is Universal Transverse Mercator (UTM) NAD27 (Mexico) Zone 14.

4.3	Concessions

The San Antón Property covers an area of 25,269.73 hectares (approximately 15km north-south by 16km east-west) and consists of a total of twelve granted, contiguous mining concessions all owned by San Antón de las Minas S.A. de C.V. (SAM) (Table 4-1). The concessions entirely cover the San Antón de las Minas mining district, including the old mines formerly worked for high grade vein-hosted gold-silver mineralization. Luismin held title on five mining concessions (La Libertad, Nuevo San Antón, El Cipres, Ave de Gracia and Dolores) prior to the joint venture agreement with CJO. Luismin purchased mining concession (San Antón) from the Santa Fe Mining Cooperative (Sociedad Cooperativa Minero Metalúrgica Santa Fe de Guanajuato), known generally as the ‘Cooperative’ on 29 April 2004. Since the agreement with CJO five mining concessions have been granted (San Antón KM, San Antón KM Dos, and San Antón KM Tres, San Antón KM Cuatro and La Libertad Dos), and one mining concession purchased (San Luis Rey).

Table 4-1 summarizes the status of the concessions and a map showing the location of the concessions is shown in Figure 4 2. With expenditure by SAM of over USD15 million over the past 4 years the minimum expenditure requirements will have been met for the concessions.

Table 4-1 Concession Status

Name	Title Number	Area (ha)	Concession Type	Grant Date	Expiry Date
La Libertad	T-198427	32	Mining	26.11.1993	25.11.2043
San Antón	T-205335	2,200.97	Mining	08.08.1997	07.08.2047
Nuevo San Antón	T-208424	4,483.22	Mining	27.10.1998	26.10.2048
El Cipres	T-210168	13.75	Mining	10.09.1999	09.09.2049
San Luis Rey	T-212914	186	Mining	13.02.2001	12.02.2051
Dolores	T-220922	1,665.00	Mining	28.10.2003	13.02.2052
Ave de Gracia	T-216707	64.28	Mining	17.05.2002	16.05.2052
San Antón KM	T-224100	11,252.92	Mining	05.04.2005	04.04.2055
San Antón KM Dos	T-224371	188.80	Mining	29.04.2005	28.04.2055
San Antón KM Tres	T-229340	3,461.79	Mining	11.04.2007	10.04.2057
San Antón KM Cuatro	T-235511	1,703.00	Mining	11.12.2009	10.11.2059
La Libertad Dos	T-235551	18.00	Mining	19.01.2010	18.01.2060
Total		2,5269.73

Figure 4-2 Concession Map

4.4	Net Smelter Return Royalties

The San Antón concession T-205335 is subject to a 4% Net Smelter Return (NSR) royalty comprising of 2% NSR royalties to each of Fideicomiso de Fomento Minero and Consejo de Recursos Minerales (now named Servicio Geológico Mexicano (SGM)).

The La Libertad (T-198427), Nuevo San Antón (T-208424), El Cipres (T-210168), Ave De Gracia (T-216707) and Dolores (T-220922) concessions are subject to a 3% NSR royalty to Corporación Turística Sanluis, S.A. de C.V.

4.5	Land Ownership (Surface Rights)

The San Antón Property covers private land owned by individuals having small land holdings each of a few hectares. There are no ejidos (community owned lands) present in the San Antón de las Minas community. SAM owns freehold title and has surface rights to land totalling 656,267m2 including Cerro del Gallo (620,131m2), a field office in San Antón (6,927m2), and the Dolores Shaft (29,209m2). For the purpose of access and exploration around Cerro del Gallo land access and compensation agreements have been obtained with the relevant landowners. The terms of the contract allow for access and the construction of access tracks and drill pads as required for work programs. Compensation is paid to landowners for surface disturbance to land caused by the construction of access tracks and drill sites. SAM currently is in negotiation for the surface rights to the land required for the project. Relations with the landowners during the exploration process have been positive.

4.6	Environmental Matters and Permits

The consulting group of Heuristica Ambiental have been contracted to manage the environmental studies and permitting requirements for the Cerro del Gallo project. Heuristica has a proven track record of successful environmental management of mining projects in Mexico.

As part of the development plan for the San Antón Property, a surface water baseline study commenced in October 2005 and updated in August 2006. This study conforms to federal government standard NOM-127-SSAL1-1994; which is the most comprehensive national standard, and has the most stringent limits. Sampling points were selected across an area ranging from upstream of the San Antón Project to downstream at the Peñuelitas dam near the city of Dolores Hidalgo. The primary objective of the study was to record the physio-chemical characteristics of the quality of surface water at the commencement of exploration in the area and prior to potential development of the property.

Subsequent to the first surface water sampling program a surface water monitoring program has been developed to Mexican national standards in order to monitor seasonal water flow and water quality at strategic points throughout the property area. Additional baseline environmental studies included air quality dust monitoring, which commenced in February 2008 and with the installation of a weather station (VAISALA WXT510) in January 2008.

5.	Accessibility, Climate, Local Resources, Infrastructure and Physiography

5.1	Accessibility

The San Antón Property is located in the central region of Guanajuato state, approximately mid-way between the cities of Guanajuato and Dolores Hidalgo (Figure 5-1). The centre of the property area is 23 km east northeast of Guanajuato, the state capital, and 270 km northwest of Mexico City, the nation’s capital. The property site has year round and unrestricted access provided by a good network of local roads and tracks.

Figure 5-1 Project infrastructure

The principal access route to the area is by sealed Federal Highway 110, then 17km of a well maintained all-weather good quality gravel road. The journey by road takes approximately 20 minutes to complete from Dolores Hidalgo and approximately 1 hour from Guanajuato. There is an international airport at Leon, 30 minutes from Guanajuato along a four lane toll freeway. An inland port facility will integrate the international airport and is currently under construction by the state government. In addition to the international airport at Leon there are five local airports and one interstate airport within a 3 hour drive of the property area. Rail services are available within 20 km of Cerro del Gallo.

5.2	Local Resources and Infrastructure

The San Antón Property is located within a region of well established infrastructure. The property area is well serviced by road, rail, and air services, power and water supplies, and skilled and semi-skilled local labor. Surrounding cities are capable of providing most of the services required for supporting a major mining operation.

Guanajuato municipality has a population of 153,364 inhabitants (official INEGI projection 2008) while Dolores Hidalgo C.N.I. has a population of 134,641 inhabitants (official INEGI projection 2007). The community of San Antón de las Minas covers an area of 2,167 hectares. From INEGI records (2005) the San Antón de las Minas community has a population of 473 inhabitants living in 78 dwellings at an occupancy rate of 6.1 people per house.

San Antón de las Minas community facilities consist of a public kinder-garden, a public primary school, a public secondary school, health center, a Catholic church, and four small general stores that satisfy local consumption. The community receives a local TV signal and has a regular daily bus service to the nearby city of Dolores Hidalgo. Mobile telephone services are available at San Antón. A plentiful supply of semi-skilled and unskilled labor is available in the local community.

Electricity is supplied to the San Antón de las Minas community through a 115 kV, three phase power line operated by the Comisión Federal de Electricidad “CFE” (Mexican Federal Power Authority), which passes over the southern flank of the Cerro del Gallo deposit and can be easily upgraded. Power supply is generally reliable and comes from the main Dolores Hidalgo to Guanajuato power line.

There are a number of potential sources of water in the area, including groundwater from aquifers and local streams that drain the property area. Several large dams have been constructed in the surrounding area; including the Peñuelitas Dam that has a capacity of 23.8 Mm3 located 15 km from Cerro del Gallo near the city of Dolores Hidalgo.

5.3	Climate

The municipality of Dolores Hidalgo is classified as semi-arid. The climate is generally dry with sporadic, often violent rainstorms in the hot, summer months. Average annual precipitation is 564 mm mainly from May to September. The winter months are cool and dry. Temperatures range from a maximum of 36.5°C in summer to a minimum of 3.8°C in winter. The average yearly temperature is 17.4°C. The prevailing wind is westerly in winter, from the south and southwest in the spring, while during the summer and fall it is east-by-northeasterly. The dominant wind direction is east-northeast with an average speed of 16 km/hr.

5.4	Physiography

The San Antón Property is situated in the physiographic region known as the Sierra Madre Oriental. Elevations in the area range from 1,800 m to 2,670 m, with the top of Cerro del Gallo having an elevation of 2,310 m. Cerro del Gallo is located along the flank of the San Antonio Mountain Range which trends generally 20° NW. Along the western side of the property spurs from the rugged Guanajuato Mountain Range extend into the property area. This rugged mountain range extends north-westerly to Zacatecas.

Cerro del Gallo is a prominent conical-shaped hill within an undulating landscape. Other significant peaks in the area are Cerro de la Bufa (Hill of the Joke), with an elevation of 2,500 m, Picacho Santa Cruz (Peak Santa Cruz) at 2,670 m, and Picacho Los Cardos (Peak of the Thistles) at an elevation of 2,670 m.

6.	History

The Consejo de Recursos Minerales, the Mexican equivalent of a Department of Mines, commenced an assessment of the San Antón de las Minas area in March 1977 as part of a combined federal and state government program to encourage new investment in the mining industry. This activity followed on from the declaration of the national mining reserve “Villalpando” covering the Carmen-Providencia vein system in the mid-1970’s (Bravo 1979). The mining reserve covers an area of 3,850ha. Work by the Consejo de Recursos Minerales consisted mainly of regional geological mapping and stream sediment geochemistry, prospect evaluation, and airborne magnetics. The Consejo de Recursos Minerales (1992) reported disseminated copper mineralization averaging 0.4% in a quartz monzonite stock at Cerro del Gallo.

The Cooperativa was the first company to explore the area in recent times with work commencing in 1982. The company held an interest in the area until 2004 when it sold the project to Luismin S.A. de C.V. (Luismin), however no work was completed in their last 4 years of ownership. The Cooperativa concentrated their work on the Carmen-Providencia vein system where they rehabilitated the Dolores shaft to the 90m level, reopened the La Mora adit, and commenced development of the Carmen adit along a section of the Carmen vein near the Dolores shaft. Only 2 truckloads of ore totalling 20.9 tons and estimated to average 82g/t Ag and 2.15g/t Au were mined from the Dolores underground workings (Sociedad Cooperativa Minero Metalúrgica Santa Fé de Guanajuato internal assay certificates). The company also completed a regional geological mapping program covering the Carmen-Providencia vein system and Cerro del Gallo. Trenching was completed along the Carmen-Providencia vein system and at Cerro del Gallo. The Cooperativa drilled 6 diamond core holes for a total of 1,571.10m and excavated 2 shallow trenches at Cerro del Gallo. The first hole, Bno 251, was drilled in late 1983 on the outer western flank of Cerro del Gallo and intersected 24.55m grading 0.22g/t Au and 21g/t Ag from 3.6m. Only select intervals where quartz veins were recognized were assayed for gold and silver, and while chalcopyrite was recorded in the drill logs, copper was not assayed.

Luismin commenced exploration at San Antón in about 1994 on 2 small contiguous claim blocks totalling 110ha surrounded entirely by tenure owned by the Cooperativa. The claims covered half of Cerro del Gallo and the Ave de Gracia epithermal vein system. Most of their work was completed between 1996 and 2000 and all work was focused on Cerro del Gallo. Luismin completed a program of rock chip sampling (616 samples), trenching (10 trenches), 3 lines of dipole-dipole IP surveying (70.6km), and drilling (15 holes for 3,551.3m) . Declining metal prices from 2000 and subsequent years resulted in exploration budget constraints and the demise of work at Cerro del Gallo.

The operating company San Antón de las Minas S.A. de C.V. (SAM) was formed with the signing of a joint venture agreement between Kings Minerals and Luismin on 22 July 2004.

7.	Geological Setting and Mineralisation

The geological setting of the project is described in detail in the 16th April, 2010 Technical Report; Preliminary Assessment Cerro del Gallo Project, Guanajuato, Mexico by Reserva International.,for San Anton Resource Corporation (now wholly owned subsidiary of CJO). The report is available on the CJO website (www.cerroresources.com) and the SEDAR website (www.sedar.com).

7.1	Tectonic Setting

Cerro del Gallo is located in central Mexico, in the Mesa Central physiographic province in the intersection of two geological provinces; the Sierra Madre Oriental (SMOr) and the Trans-Mexican Volcanic Belt (TMVB) (Figure 7-1).

The Sierra Madre Oriental geologic province consists of Mesozoic marine strata deformed by the Laramide orogeny (80-55Ma) that rest over Paleozoic and Precambrian basement which was not involved in the deformation; the Cenozoic deformation is minimal. The Sierra Madre Oriental province is elongated in a north-northwest direction over a length of 1500km and varies in width from 200km in the north to 500km in the south (de Cserna 1989).; Mesozoic marine deposition commenced in the Late Triassic and continued to the Late Cretaceous until the onset of the Laramide orogeny. High level granitic, monzonitic and granodioritic stocks were emplaced in the western two-thirds of the Sierra Madre Oriental terrene with few intrusions emplaced along the eastern frontal belt adjacent to the Gulf Coastal Plain (de Cserna 1989).

The Trans Mexican Volcanic Belt is described as a continental margin volcanic arc containing active volcanoes of middle to late Miocene age and younger which extends obliquely across most of Mexico (Demant, A., 1978). The belt is composed of variability of volcanic rocks and ages, since Oligocene to Recent. The belt represents a wide range of volcanic types that include: stratavolcanoes, cineritic and scoria cones, calderas, maars, sheld volcano and pyroclastic dikes.

The Sierra Madre Oriental terrane western limits are transitional to the Sierra Madre Occidental terrane and its eastern boundary extends to the low-lying Gulf Coastal Plain. The area developed as an accretionary wedge to a westward subduction zone. High level granitic, monzonitic and granodioritic stocks were emplaced in the western two-thirds of the Sierra Madre Oriental terrane with few intrusions emplaced along the eastern frontal belt adjacent to the Gulf Coastal Plain (de Cserna 1989). The intrusions produced some important skarn deposits and more importantly provided the mechanism for hydrothermal activity and mineral deposition.

Figure 7-1 Tectonic Setting

7.2	Regional Geology

The oldest rocks in the Cerro del Gallo area are a deformed and regionally metamorphosed volcano-sedimentary sequence of Triassic to Cretaceous age (Randall et al 1994; Consejo de Recursos Minerales 1992). Consejo de Recursos Minerales referred to these rocks as the Esperanza Formation. The Esperanza Formation takes its name from the type sequence of sedimentary rocks at Esperanza Dam, 3km from Guanajuato and was described as carbonaceous and calcareous shale interbedded with arenite, limestone and andesite to basaltic flows, all weakly metamorphosed to phyllites, slates and marble. The thickness of this unit exceeds 600m and its age has been assigned to the Cretaceous based on recognition of radiolaria (Dávila-A, 1987). The Esperanza Formation is correlated with Jurassic rocks corresponding to Zacatecas Formation in Peñon Blanco mining district in Zacatecas and Charcas mining district in San Luis Potosí (Consejo de Recursos Minerales, 1992).

Around Cerro del Gallo the Esperanza Formation consists of layered sediments of argillaceous, silty argillaceous and arenaceous composition, and fragmental volcanic rocks of broadly intermediate composition, all the deposits has been affected by lower greenschist facies regional metamorphism. The sedimentary and volcanic rocks around Cerro del Gallo form an inlier referred to in this report as the Esperanza Inlier (informal name) which is surrounded by Tertiary age rhyolitic flows, rhyolitic tuffs, trachyte-andesite and andesites (Figure 7-2).

Phyllite rocks at several localities near San Antón de las Minas are currently mined for clay for use in the local ceramic industry at Dolores Hidalgo. The phyllitic rocks have a characteristic red colour. Vitromex S.A. de C.V. is presently operating a large quarry at their Cerrito Colorado phyllite deposit 2.5km southeast of Cerro del Gallo.

Figure 7-2 Regional Geology

A swarm of basaltic dykes intrude rocks of the Esperanza Inlier, predominantly along northwest trending fracture zones. The basaltic dykes contain olivine and xenoliths of altered felsic volcanogenic rock (Mason 2005a). The lack of overprinting metamorphic and hydrothermal alteration minerals confirms these rocks were emplaced post peak regional deformation and felsic magmatism. They are evident in airborne magnetic imagery as high amplitude discontinuous linear and circular magnetic anomalies often emplaced along the same structural zones as the larger epithermal silver-gold vein systems.

In addition to numerous gold, silver and some mercury occurrences in the district there are a surprising number of tin occurrences in the region which are concentrated in a northwest-southeast trending belt that includes Cerro del Gallo. Alluvial tin deposits are reported 20km northwest of Cerro del Gallo, and other tin occurrences are reported 12km south-southwest of Cerro del Gallo, at La Sauceda located 20km southwest of Cerro del Gallo, and nearby at La Tapona, and 30km south-southeast of Cerro del Gallo. Granite is reported in the vicinity of La Sauceda. These tin occurrences and mapped granitic intrusive rocks suggest the possibility of a previously unrecognized magmatic province that may be prospective for further intrusion-related copper-gold deposits.

7.3	Local Geology

Clastic Sedimentary and Volcanoclastic Sedimentary Host Rocks

The Esperanza Formation in the San Antón de las Minas area consists of a conformable sequence of siliciclastic sediments and fragmental volcanogenic rocks (Figure 7-3). Four volcanic events are recognized and hiatuses in volcanic eruptions are marked by periods of limestone and black shale deposition (Groves 2008). These hiatuses are also marked by coarse agglomerate beds indicating a major eruption at the end of a volcanic cycle, or at the commencement of a new volcanic eruptive event (Groves 2008). The stratigraphy strikes broadly east-west and dips northerly at 30-40°, except in the vicinity of Cerro del Gallo where dips steepen to greater than 60° (Groves 2008). The stratigraphic thickness of the Esperanza Formation has not been determined, and is not known. Similarly, the age of the rocks is not known, however similar rocks within the Guanajuato district have an age assigned to the Cretaceous period based on recognition of radiolaria (Davila and Martinez 1987 in Randall et al 1994). Alternatively, the Consejo de Recursos Minerales (1992) infer a Triassic-Jurassic age based on stratigraphic correlation of similar rocks found in the Zacatecas mining district.

Esperanza Formation basement rocks around Cerro del Gallo can be broadly subdivided into three lithostratigraphic packages based on the predominance of a lithologic type within the stratigraphic sequence. To the south of the Cerro del Gallo intrusive complex a siliciclastic sedimentary sequence is recognized and consists dominantly of shale and interbedded arenite with minor lenses of conglomerate (Groves 2008). Shale units display plane parallel bedding lamination and often show evidence of slumping and soft sediment deformation structures such as load casts. This package is conformably overlain by a sequence of fragmental volcanogenic rocks of intermediate bulk composition which are the host rocks for the Cerro del Gallo copper-gold-silver deposit (Mason 2005a, Mason 2006a).

2009 Gold Domain
Alteration
Dyke
Intrusive
Arenite
Shale
Limestone
Tuff
Scale 1:7,000
Diamond drillhole
RC drillhole
2009 Au domain
2008 Cu domain

Figure 7-3 Local Geology

The stratigraphy to the north and east of Cerro del Gallo is predominantly sedimentary with minor volcaniclastic horizons (Groves 2008).

Stratigraphy to the west of Cerro del Gallo is relatively planar with consistent shallow to moderate northerly dips while stratigraphy east of Cerro del Gallo is strongly deformed with tight folding and complex stratigraphic facies changes (Groves 2008).

The northern, eastern and southern sides of Cerro del Gallo are dominated by siliciclastic sediments while the western side is dominated by volcanogenic tuffs (Groves 2008). There is a pronounced asymmetry of the stratigraphic sequence and structural style longitudinally either side of Cerro del Gallo. The andesitic volcanics at Cerro del Gallo may have formed part of an emergent volcanic edifice related to a stratavolcano developed on a regional northerly trending deep seated suture. This hypothesis would explain the steeper dips observed in tuffs and clastic sediments on the flanks of Cerro del Gallo, and ash-flow textures (Mason 2005b) reported in volcanogenic rocks. The root zone of this stratavolcano would also be the most favourable site for emplacement of felsic intrusions of the Cerro del Gallo intrusive complex with the strongly porphyritic texture in the felsic intrusive suggestive of high level emplacement and formation at relatively shallow depth.

Limestone-dominant units occur throughout the Esperanza Formation and consist of massive to bedded limestone, limey shale and carbonaceous limestone. The units are generally thin bedded and contain extensive carbonate (calcite) veining. The limestone beds dip northerly at approximately 30° and are conformable within the sequence.

The Mesozoic basement is overlain unconformably by a sequence of tuff of rhyolitic composition. A lower Oligocene age is inferred for these rhyolitic tuffs based on similar rocks dated at Cerro de la Bufa near Guanajuato using the K-Ar method with a reported age of 37±3 Ma (Consejo de Recursos Minerales 1992).

Felsic Intrusive Rocks

Multiple phases of calc alkaline felsic intrusive rocks of granodioritic to rhyolitic composition form an intrusive complex emplaced at high crustal level into a relatively flat lying volcanogenic tuff sequence. This suite of felsic intrusives indicates progressive fractionation of a magma chamber at depth. A sub-volcanic environment is postulated. An Oligocene age for intrusion emplacement is inferred based on the spatial and temporal association of similar intrusive felsic rocks with epithermal silver-gold mineralization at Guanajuato.

The main intrusive is centred on the small conical hill at Cerro del Gallo. It forms an upright elongate stock of granodioritic to monzogranitic composition (Mason 2005b, Mason 2006b), which was previously described as a quartz monzonite (Consejo de Recursos Minerales 1992), and a quartz monzonite porphyry (Rowins 2000b). The surface exposure of this intrusive is 600m long and up to 300m wide, elongate along an axis trending 350° TN with local reverse faulting on the north border (Groves 2008) (Figure 7-3). Its geometry is indicative of structural anisotropy during emplacement. A smaller en echelon subsidiary intrusive of dacitic/tonalitic to granodioritic composition (Mason 2005b) southeast of the main intrusion may be connected to the main granodioritic to monzogranitic intrusion at a depth of greater than 500m below surface. At surface the smaller intrusion is 380m long and up to 140m wide, elongate along an axis trending 350° TN (Groves 2008). The temporal relationship of these intrusives to each other is not known. Both intrusions are truncated and displaced at the southern end by a post mineralization sinistral fault trending 290°TN. The main monzogranitic intrusive is coarsely porphyritic with equant quartz phenocrysts ~2-4mm and K-feldspar phenocrysts to ~2mm. The smaller subsidiary granodioritic intrusion consists of very coarsely porphyritic quartz phenocrysts to 10mm and blocky prismatic plagioclase phenocrysts replaced by sericite, and a trace of anatase or sphene (Mason 2005b). Gold-silver-copper-mineralization is spatially associated with the silicification stockwork alteration, and fracturing-faulting episodes.

The contact between the main central felsic intrusive and wall rocks is often intensely silicified over a width of up to 25-30m (Groves 2008). Petrographic investigation of wall rocks adjacent to the felsic intrusive confirm these rocks contain >30% K-feldspar (Mason 2005a, Mason 2006b). The intensity of silicification in some places along the contact is so intense that the original lithology cannot be identified. A thin siliceous cap up to 2m thick of bladed and lattice textured cherty quartz extends over the top of Cerro del Gallo giving the hill the appearance of a “rooster’s comb”, hence the name Cerro del Gallo or “Hill of the Rooster”. The siliceous cap extends along the axis of elongation of the outcropping felsic intrusion and is up to 130m wide and 400m long, centred on the peak of Cero del Gallo. This siliceous cap is suggestive of the top of the felsic intrusive system, and weathering and erosion have unroofed the carapace.

Post mineralization intrusives of rhyodacitic to rhyolitic composition are common within, and around, the intrusive complex. They consist mainly of porphyritic dykes containing K-feldspar and quartz phenocrysts to 1mm. These rocks appear to contain different phenocryst assemblages and bulk compositions suggesting they may be derived from different parts of a differentiated magma chamber at depth (Mason 2005b). The intrusives display little or no hydrothermal alteration, in contrast to strong potassic alteration shown by the central felsic intrusive, and are interpreted to be late stage, metal-depleted intrusive dykes emplaced during the waning stages of the magmatic event.

It is notable that ilmenite, and/or its alteration product leucoxene which commonly consists mostly of rutile and partly of anatase or sphene, is present in all felsic intrusives forming the Cerro del Gallo intrusive complex. Magnetite has not been identified in any felsic intrusive rocks.

Rowins (2000a) classified Cerro del Gallo as a reduced porphyry copper-gold deposit. These reduced porphyry copper-gold deposits lack primary hematite, magnetite and sulphate minerals, but contain abundant hypogene pyrrhotite, commonly have carbonic ore fluids, and are associated with ilmenite-bearing, reduced I-type granitoids. These deposits are relatively copper-poor and gold-rich, and commonly cluster in districts or provinces.

The age of the mineralization is not known. At Guanajuato K-Ar determinations on adularia from ore shoots along the Veta Madre in the Torres, Rayas and Sirena mines vary from 28.4±4 to 27.4±0.4 Ma (Taylor 1971 in Randall et al 1994). In the Peregrina mine adularia gave ages of 30.7±0.3 to 29.2±2 Ma (Gross 1975 in Randall et al 1994). Significantly, a monzonite intrusive in the Rayas mine hosts a deep ore shoot and this intrusive rock appears to be contemporaneous with mineralization (Randall et al 1994). If similar lithologic, spatial and temporal relationships exist at San Antón then the age of the Cerro del Gallo felsic intrusive complex and copper-gold-silver mineralization could be around 30 Ma (middle Oligocene), similar to Guanajuato.

Hydrothermal Alteration and Wall Rocks

Hydrothermal alteration is zoned concentrically around the main felsic intrusive and intensity decreases outwards from the central intrusive. Overprinting hydrothermal events result in complex alteration patterns that are difficult to map as discrete areas. There is a general absence of destructive primary textures except along sections of the contact of the main intrusive with the wallrocks.

Potassic alteration is the dominant style of alteration in the core of the hydrothermal system which centred on the main felsic intrusive. The tuffaceous wallrocks have experienced pervasive hydrothermal alteration to form fine grained replacement assemblages of albite, K-feldspar, biotite, sericite, quartz, sphene, rutile and pyrite (Mason 2005b; Mason 2007). Random orientation of hydrothermal biotite confirms it formed in a static stress field, sometime later than the regional metamorphic event (Mason 2005b). Thin fractures were filled mainly by K-feldspar, biotite, pyrrhotite, and chalcopyrite, but locally grade into thicker granular textured veins dominated by quartz with minor biotite, chlorite, calcite, pyrite, pyrrhotite, chalcopyrite, molybdenite and bismuthinite (Mason 2005b).

Hydrothermal propylitic alteration overprints potassic alteration within both the felsic intrusives and wallrocks, and extends laterally beyond the zone of potassic alteration surrounding Cerro del Gallo. Propylitic alteration extends over a radius of up to 1km from the peak of Cerro del Gallo (Figure 7-3). It is more extensive on the western side of Cerro del Gallo. Propylitic alteration consists of pervasive replacement assemblages of albite, chlorite, calcite, sulphides (pyrite, chalcopyrite, marcasite, sphalerite, galena, arsenopyrite and stannite), sphene and leucoxene/rutile (Mason 2007). Thin veinlets and fracture fillings associated with this event are filled by assemblages of calcite, chlorite, quartz, sulphides (pyrite, pyrrhotite, marcasite, sphalerite, chalcopyrite, galena), and uncommon tourmaline, fluorite and hematite (Mason 2007). Where present in these fracture fillings quartz is subhedral in texture, in contrast with the granular quartz textures in veinlets associated with the higher temperature potassic event. Comparable H2O-CO2 and H2O-CO2-NaCl fluid inclusions are observed in vein quartz of the propylitic event suggesting a genetic link between the propylitic and potassic fluids. Minor thin fracture seals of the propylitic event are observed cutting some potassic altered and veined rocks confirming that lower temperature propylitic-style alteration occurred subsequent to potassic style alteration (Mason 2007).

Phyllic-style alteration is restricted to localised areas at the north end of Cerro del Gallo. Phyllic alteration consists of sericite/fuchsite, quartz, pyrite, trace chalcopyrite, bornite, anatase and tourmaline (Mason 2006b). Bornite is not common at Cerro del Gallo. In one area of phyllic alteration the primary rock is considered to be an auto-brecciated porphyritic granitoid which suffered fracturing and invasion of by abundant hydrothermal fluid (Mason 2006b).

Skarn Rocks

Skarns have been identified within the volcanoclastic and clastic host rock sequence, however they are of limited extent and do not form useful or persistent stratigraphic marker beds. The skarns represent strong pervasive high temperature metasomatic hydrothermal alteration of precursor fine grained silicate rocks, possibly felsic tuffs, or argillaceous or arenaceous and calcareous sediments, with complete destruction of primary minerals and textures. Cerro del Gallo skarns are fine grained pyroxene-rich rocks, classified as gold-rich distal skarns.

7.4	Mineralisation

This section is primarily summarized from the 2008 Technical Report. Both felsic intrusive and tuff wallrocks are mineralized at Cerro del Gallo. Mineralization is disseminated and vein or fracture controlled and extends from 200m to 400m outward from the felsic intrusive. Fluid over pressuring led to brittle fracturing of these rocks and subsequent development of an extensive network of fine fractures and stockwork vein development. There are at least two periods of fracturing and veining.

The strongest gold mineralization is associated with quartz stockwork veining within the wallrock annulus around the felsic stock, and diminishes outward accompanied by reduced fracture density and quartz veining. Sulphides make up less than 2% by volume of the mineralized rocks. Gold-copper mineralization is zoned concentrically around the felsic intrusive with higher grade gold mineralization within a wallrock annulus proximal to the felsic intrusion, and higher grade copper mineralization outwards of the gold zone. In general there is an antipathetic relationship between gold and copper grade. Zinc mineralization is anomalous outside the copper zone. Metal zonation boundaries are gradational and there is an overlap in the gold-copper zone and the copper-zinc zone, although normally the mineralized zinc zone is stratabound in marine sediments and siliciclastic deposits. Molybdenite is rarely observed, but where present is found in the felsic intrusive and silicified contact with the wallrock tuffs.

Pyrite [FeS2] is the dominant iron sulphide mineral with accessory pyrrhotite [Fe1-xS] and marcasite [FeS2] dispersed throughout the mineralized system. Pyrite occurs in two forms; as euhedral to subhedral cubic crystals and crystal aggregates in veins and disseminations of primary origin, and also as fine-grained porous ragged patches of retrogressive origin after pyrrhotite (Mason 2005a). Pyrrhotite is most common in the outer copper zone. It is magnetic and in sufficient concentration to form a high amplitude magnetic anomaly around the felsic intrusive. This magnetic anomaly is donut-shaped. Pyrrhotite is often selectively replaced by clean pyrite, pseudo-colloform melnikovite pyrite, and marcasite (Mason 2006a). It is likely that pyrrhotite and pyrite formed together at an early stage during the main potassic alteration event, but was quickly over grown by pyrite (Mason 2005a). Most sulphide minerals are fine grained with grains generally being <0.5mm in diameter with the exception of arsenopyrite which is slightly coarser grained. Pyrite is free of arsenic (Townend 2006).

Native gold occurs as free grains within vein quartz and inclusions within pyrite, chalcopyrite and bismuthinite. Gold grains range in size from generally 0.5 -4 microns in diameter to rarely 10-20 microns (Mason 2005a; Mason 2006a; Townend 2006). Electron-probe microanalysis on a limited number of native gold grains indicates gold has a fineness of 860-880 with silver as the other mineral accompanying gold (Mason 2006b, Mason 2007). In terms of geochemistry and all elements assayed, gold has the strongest correlation with bismuth.

Silver-bearing minerals are abundant, however the dominant silver-bearing mineral is not known at this time. Galena and cosalite [Pb2Bi2S5] are both argentiferous, containing 2-3% silver sequestered in the lattice (Mason 2005a). Silver also occurs as small grains of native silver and pavonite [(Ag,Cu)(Bi,Pb)3S5] (Rowins 2000b), possible ruby silver (Torres 1997), as either pyrargyrite [Ag3SbS3] or proustite [Ag3AsS3], 1-2 microns in diameter, and tetrahedrite [Cu12Sb4S13]. Native silver grains contain significant amounts of antimony, up to 8% weight percent (Mason 2005b). Pavonite is commonly associated with the main felsic intrusive, while tetrahedrite is common in the wallrocks (Rowins 2000b). Townend (2006) identified fahlore, a general name for the tennantite-tetrahedrite series of copper sulphosalts, rather than tetrahedrite. As may be expected, there is a very strong correlation between silver and lead in the geochemical data.

Chalcopyrite [CuFeS2] is the most common base metal sulphide phase and occurs in fracture veinlets associated with intense silicification and as disseminations. Chalcopyrite occurs in both granular quartz veins accompanying potassic alteration, and euhedral quartz veins accompanying propylitic alteration. Chalcopyrite is commonly closely associated with pyrite and marcasite, and rarely as inclusions in coarse arsenopyrite (Townend 2006). Traces of bornite [Cu5FeS4] have also been reported (Mason 2006b; Townend 2006), however this mineral is not volumetrically significant. Minor secondary copper minerals including malachite [Cu2(CO3)(OH)2] and azurite [Cu3(CO3)2(OH)2] have formed through weathering processes and are present in surface rocks and near surface rocks. Native copper, covellite [CuS] and chalcocite [Cu2S] are found deeper in the regolith profile, and their formation is attributed to supergene weathering processes.

A variety of bismuth-bearing minerals are present including bismuthinite [Bi2S3] which contains inclusions of native bismuth and tetradymite [Bi2Te2S] (Mason 2005a; Townend 2006), cosalite Pb2Bi2S5, hessite [(Ag,Bi)2(Te,S)], tsumoite [Bi(Te,S)] (Mason 2006a), and baksanite [Bi6Te2S3] (Mason 2007). Both bismuthinite and tetradymite contain selenium in the crystal lattice (Mason 2005a). Cosalite contains 2-3% silver (Townend 2006).

Most of the bismuth-bearing minerals also contain tellurium, including hessite [(Ag,Bi)2(Te,S)], tsumoite [Bi(Te,S)], baksanite [Bi6Te2S3], tetradymite [Bi2Te2S], and Ag-Se-Te bearing galena.

Selenium is also present in several minerals. Electron-probe microanalysis confirms galena, bismuthinite and tetradymite grains contain minor amounts of selenium (Mason 2005a). Multi-element scans confirm high selenium values (>40ppm) are directly correlated with high silver values in some samples. This geochemical association suggests aguilarite [Ag4SeS] may be also present in trace amounts.

Other primary base metal sulphide phases include galena [PbS] and sphalerite [(Zn,Fe)S]. Sphalerite commonly contains inclusions of, and is intergrown with chalcopyrite (Townend 2006). Electron-probe microanalysis confirms some galena grains contain 2-4% silver (Mason 2005a, Mason 2005b; Townend 2006). Arsenopyrite [FeAsS] is relatively common, occurring as coarse discrete grains often associated with chalcopyrite. Antimony minerals are rare and include bournonite [CuPbSbS3] (Rowins 2000b), and crystalline cervantite [Sb2O4] (Torres 1997). Traces of molybdenite, scheelite, and cassiterite and are also reported (Townend 2006).

Gangue minerals include abundant quartz, and accessory plagioclase, muscovite, chlorite, biotite, Ca-amphibole, ilmenite, calcite, siderite (Townend 2006), and tourmaline (Mason 2006b).

8.	Deposit Type

The Cerro del Gallo copper-gold-silver deposit can be considered to be a member of a distinct subclass of “reduced” porphyry-style copper-gold mineralization as first proposed by Rowins (2000c). These reduced porphyry copper-gold deposits lack primary hematite, magnetite and sulphate minerals, but contain abundant hypogene pyrrhotite, commonly have carbonic ore fluids, and are associated with ilmenite-bearing, reduced I-type granitoids (Rowins 2000c). Cerro del Gallo displays all these features. In addition, there is a consistent pattern of higher temperature potassic alteration overprinted by lower temperature propylitic-style mineral alteration. Propylitic alteration boundaries are gradational and irregular, and more widespread than potassic alteration. This alteration pattern is consistent with many other porphyry copper-gold deposits throughout the world. Tellurium-bearing minerals are also common in porphyry copper-gold deposits, as they are at Cerro del Gallo.

The Cerro del Gallo copper-gold-silver deposit also has characteristics supporting an intrusion-related gold system (IRGS) model as proposed by (Thompson et al 1999; Rowins 2000c; Champion 2005; Hart 2005). IRGS deposits are typically found in continental tectonic settings inboard of convergent plate boundaries, often where the regional metallogeny is characterized by tungsten-tin magmatic provinces, felsic intrusives have an intermediate oxidation state between ilmenite and magnetite series with a gold-enriched metal assemblage derived from igneous fractionation, and a distinctive metallogenic signature of gold, bismuth, tin and tungsten. Hydrothermal fluids are carbonic, and pyrrhotite is common.

San Anton Project has several epithermal veining systems, one of which, the Ave de Gracias, transects Cerro del Gallo. None of the vein systems have had chemical determination for classification of sulphidation type, although there are several geological characteristics similar to low sulphidation epithermal deposits, all them determined by geological mapping and geological description. Some of these characteristics are: a) sericite or illite ± adularia, clorite alteration minerals; b) filling cavities/porosities vein type, banding and hydrotermal breccias; c) carbonate replacement textures; d) low content of bulk sulphur, low presence base metals (Pb, Zn).

In and around the Cerro del Gallo deposit there is also massive sulphide mineralization however, these occurrences need further investigation. These rocks are composed of more than 60% of sulphides, with variable quantities of pyrite, pyrrhotite, chalcopyrite, sphalerite, arsenopyrite and galena and are normally stratabound unless remobilized. In the earlier logging programs these occurrences of massive sulphides were described as skarns. Similar occurrences are reported in the Mesozoic rocks of the Guanajuato districts (Randall, et al., 1994).

9.	Exploration

The San Antón property lies approximately 20 km to the east of the historic Guanajuato Mining Field which was discovered in 1548. There is evidence of widespread prospecting activity in the San Antón de las Minas area and limited production; however few records of these early activities have been located.

The area is prospective for porphyry copper-gold/ IRGS and low sulphidation epithermal vein systems. A number of old prospects are reported throughout the area.

The exploration works on San Antón Project involves drilling (reverse circulation & diamond core) and several sampling programs; including stream sediment, BLEG, Niton® soil and conventional soil sampling. All these programs are described in Technical Report 2008.

SAM commenced regional exploration away from Cerro del Gallo in mid-December 2006 with work focused initially on the Dolores, Empalizada and Espiritu Santo segments of the 3.5km long Carmen-Providencia low sulphidation epithermal vein system located 1.75km west of Cerro del Gallo. This program was followed shortly later by work on the San Luis Rey epithermal vein system located 3.6km south of Cerro del Gallo, and the Ave de Gracia epithermal vein system extending from the western flank of Cerro del Gallo to the Dolores shaft. Work on these epithermal vein systems culminated in the drilling of 18 holes into the Dolores segment, 26 holes into the Empalizada segment, and 14 holes into the Espiritu Santo segment of the Carmen-Providencia vein system. A further 13 holes were drilled at San Luis Rey. Most holes tested the upper level of the epithermal vein systems to a depth of 150-300 meters below the current land surface.

Several encouraging silver-gold intersections are reported over a strike length of 1,000m from the Dolores-Empalizada segment of Carmen-Providencia vein system. Deeper drilling is required to test the down-dip and down-plunge extension of these intersections for an increase in grade and width of the vein system at greater depth. To date drilling along the Carmen-Providencia vein system has been confined to a vertical interval of 300m below surface between elevations of 1900 to 2200m ASL. In the Guanajuato Mining District the orebodies mined previously are located over a vertical interval of 900m between elevations of 1650m and 2550m ASL. The ore shoots are inferred to have a possible shallow southeast plunge as interpreted from simplified longitudinal sections shown by Randall et al 1994.

In addition to the drilling programs discussed above, surveys were completed to evaluate the potential of the property to host both epithermal and Cerro del Gallo styles of mineralization. These programs included aerial magnetic surveys, BLEG stream sediment surveys, Niton® x-ray fluorescence (XRF) geochemical soil surveys and conventional -80 mesh. The results of these programs were discussed in Technical Report 2008. Additional follow up work including drilling is required to test anomalies from these surveys.

10.	Drilling

Historical drilling by both the Cooperative and Luismin have not been used for the resource estimate. This section is primarily summarized from the 2008 Technical Report.

10.1	San Antón de las Minas S.A. de C.V. (SAM)

SAM completed a limited RC drilling program in December 2004. The main objective of this drill program was to validate and verify previous exploration results and concurrently evaluate the postulated optimum drill direction at the Cerro del Gallo deposit.

SAM commenced resource definition drilling at Cerro del Gallo in April 2005 with the objective of testing coincident multi-element geochemical and geophysical anomalies extending beyond the boundaries of the initial Inferred Mineral Resource estimate. In June 2005 SAM commenced diamond orientated core drilling twinning reverse circulation drill holes from surface.

SAM continued resource definition drilling and commenced metallurgical test work drilling at Cerro del Gallo during 2006 through May 2008. The objective of this program was to test and define the higher gold grade annulus associated with the coincident multi-element geochemical and geophysical anomalies surrounding Cerro del Gallo and to undertake detailed geotechnical and metallurgical test work diamond core drilling.

Drilling to date at the Cerro del Gallo deposit by SAM is summarized in Table 10-1 and shown in Figure 10-2 Cerro del Gallo Drill Hole Locations.

Table 10-1 SAM Drilling Summary

Company	Year	RC		Diamond Core		Total Drill Holes	Total Meters
		No Holes	Meters	No Holes	Meters
SAM	2004	3	335.3	--	--	3	335.3
SAM	2005	80	14,885.10	9	5,403.15	89	20,288.25
SAM	2006	109	24,042.26	31	12,936.10	140	36,978.36
SAM	2007	63	13,838.87	30	15,452.17	93	29,291.04
SAM	2008	25	6,493.76	4	2,592.75	29	9,086.51
Total		280	59,595.29	74	36,384.17	354	95,979.46

10.2	Drill Hole Direction and Pattern

The drill hole direction was determined by SAM based on a requirement to intersect all identified dominant quartz-sulphide vein sets at the highest angle possible. Fracturing and veining is intense at Cerro del Gallo and it is assumed that at least some of the Cu-Au-Ag mineralization is spatially, temporally and genetically associated with vein and brittle fracture sets. This assumption is supported, in part, by various orientations of structures and veins observed in old workings on Cerro del Gallo.

Evaluation of the Cerro del Gallo porphyry deposit by SAM is based on a nominal grid of 50 m spaced sections oriented 030º/210º TN and 50 m spaced drill collars with predominantly 60º inclined drilling for diamond core and reverse circulation drill holes along section planes. Some infill drilling of 60º inclined drill holes on a 50 m and 25 m line spacing and 25 m collar separation has also been completed in the northeast area. Drill holes are drilled along sections in both the 030º and 210º directions (Figure 11-2).

Drilling has been completed over an area of approximately 1500 m in a north-south direction and 1400 m in an east-west direction centred on the peak of Cerro del Gallo. Drill holes have been drilled to a maximum depth of 700 m below surface, with the large majority of holes drilled to a depth of less than 300 m below surface due to the limited capabilities of the drilling equipment.

Tranquilino
Fragua
Las Lozas
San Isidro
San Isidro del Sisote
REGIONAL
11 RC Holes
1 DDH Holes
EMPALIZADA
16 RC Holes
10 DDH Holes
LA PAZ
El Pernazo
La Paz
La Franca
Epifanio Lopez
AVE DE GRACIA
4 RC Holes
Angel
Purisima
AVE DE GRACIA
San IsidroMadori
2009 Au Domain
132 Mt
2.47 Moz Au
50.86 Moz Ag
Lambedero
Parada
Antigua Trinidad
San Guillermo
Ave de Gracia
DOLORES
18 RC Holes
Santa Elena
Casa Blanca
La Mora
MINERAL RESOURCE
1.4 Blb Cu
4.5 Moz Au
202 Moz Ag
CARMEN
Providencia
PROVIDENCIA
Cata
Las Llanito
FALLA TEPEGUAJE
Luis Blanco
Pedro DiaLa Presa
Cerrito Colorado
La Violeta
La Monjonera
Los Pachuos
ESPIRITU SANTO
13 RC Holes
1 DDH Holes
CARBONERO FAULT
San Luis Rey
Structural Corridor
SAN LUIS REY
11 RC Holes
1 DDH Holes
San Luis Rey
El Encino
Colorado
Loma Colorada
LA TINAJA FAULT
Cañada de Guanajuato
Don Luis
Angel
Mine/Working
Diamond drillhole
RC drillhole

Figure 10-1 San Antón Regional Drill Hole Location.

El Pernazo
La Paz
La Franca
San Isidro
Lambedero
San Guillermo
Ave de Gracia
2009 Gold Domain
2009 Au domain
2008 Cu domain
Diamond Drillhole
RC Drillhole
Old working / Prospect
Road
Scale 1:10,000

Figure 10-2 Cerro del Gallo Drill Hole Locations

10.3	Reverse Circulation (RC) Drilling

A Prospector W-750 articulated, buggy-mounted all-terrain RC drill unit in near-new condition has been used for the RC program. The drill unit is built by Foremost Industries LP, Calgary Alberta Canada and is ideally suited to the property conditions. The drill unit is equipped with a standard Sullair air compressor delivering 900 cfm free air at 350 psi pressure, however, a second compressor and booster are used to deliver a total of 1700 cfm at 900 psi pressure. The additional air volume and pressure enables holes to be drilled deeper while keeping samples dry. The RC system utilizes 3¾ inch outside diameter dual-tube drill pipe with 17/8inch inside diameter tubes with centre return and face sampling hammer bits. Ground engaging tools consist of custom-made 4¾ inch to 5½ inch diameter diamond impregnated face sampling hammer bits.

The RC system of drilling recovers geological samples for assaying and logging through the centre of the double wall pipe and the sample is discharged at the surface by a cyclone directly onto a contractor supplied free standing three tier stainless steel Jones-type riffle splitter. The drill unit is capable of drilling angled holes to depths up to 350 meters under ideal conditions.

The drill rig is fitted with an in-line blow back system that enables air to be passed down through the inner sample tube of the drill string to remove ground water ingress immediately prior to the start of drilling of the next rod. The use of this system enables samples to be kept dry for deeper hole depths and under higher ground water volumes than conventional systems.

The contractor has performed at a high level of efficiency and produced high quality and representative RC chip samples for geochemical analysis and geological assessment. Good sample return has continually been achieved due to the combination of the availability of high air volume and high air pressures. Drill holes are terminated immediately when samples become wet. High flow rates of ground water were occasionally intersected in narrow fracture zones resulting in the abandonment of drill holes prior to the planned depth.

10.4	Diamond Core Drilling

The core drilling program was carried out by an Atlas Copco CS-1500 truck-mounted long stroke core drill and all normal support equipment was used. The CS-1500 is a top drive drill with a 10 foot stroke. The core drill has a dump mast and capacity to drill to 700 meters of HQ (63.5 mm diameter) diamond core under ideal conditions. Drill rods and core barrels are Atlas Copco HTWL and NTWL series. Holes are planned to be drilled in HQ, however should difficult ground conditions be encountered then provision is made to complete the hole in NQ (47.6 mm diameter) size.

The majority of diamond core recovered to date by SAM is HQ (63.5 mm) size.

The diamond core is re-configured to its original in situ state to form a continuous cylinder. The diamond core holes are logged as follows:

1.	Mark-up “south side” of diamond core for sawing longitudinally in half;

2.	Photograph each core tray in wet and dry mode in natural light using a digital camera mounted on a tripod;

3.	Geotechnical logging including core recovery, RQD measurements;

4.	Geological descriptions including lithological, alteration and mineralization logging; and

5.	Structural logging using Ballmark® imprints to determine vein and fracture orientations (dip and strike) with the assistance of a goniometer.

10.5	Surveying

The San Antón area lies within Universal Transverse Mercator (UTM) Zone 14 and all measurements are recorded by SAM in North American Datum 1927 (NAD27) for Mexico.

Down-hole surveys are completed in all core and RC holes drilled by SAM. An Eastman (Pee-Wee) single shot down-hole camera was used during the first drilling program in December 2004. The Eastman down-hole camera measures azimuth and inclination. A Reflex Ez-Shot™ electronic solid-state single shot drill-hole survey tool was used for subsequent drilling programs. The Reflex Ez-Shot™ digital camera measures azimuth, inclination, magnetic field strength and temperature. Error limits are quoted at ±0.5º for azimuth, ±0.2º for inclination, ±50 nT for magnetic field, and ±1ºC for temperature. The camera is built by Reflex Instrument AB, Vallentuna, Sweden. RC holes are routinely surveyed at the completion of each hole. Down-hole surveys are completed just below casing, then at various depths (depending on the rate of change in azimuth and/or inclination), and at the bottom of the hole. Core holes are surveyed as drilling proceeds at nominal 30 m intervals down the hole. All down-hole surveys are taken outside the rods to provide reliable azimuth information. In general RC holes tend to steepen by a few degrees and as expected veer slightly in direction of drill rotation. The core holes tend to veer in azimuth and steepen along paths of least resistance but deviation in most holes is negligible.

All core drilling is undertaken using oriented HQ drill core. Core orientation is achieved using the Ballmark® system. Ballmark® is a core orientation system that creates the orientation mark as and when the core is broken at the bottom of the hole. It does this by indent marking a soft disc with a non-magnetic free moving ceramic ball which, because of gravity, lies at the bottom or low side of an inclined hole. Ballmark® is unique in that it marks the orientation of the core at the time the core breaks, whereas other systems mark core after it is broken with the risk of it not being in situ. The Ballmark® system is a simple, accurate, and reliable method that eliminates uncertainty when orientating diamond drill core.

Structural measurements on orientated diamond drill core are determined using a goniometer and recorded during routine geotechnical logging procedures.

Drill collar positions are established by a geologist using a hand held Garmin Etrex Vista GPS unit programmed to record data in NAD 27 for Mexico. The planned drill azimuth is established using a Brunton compass, offset by about 3 m from the planned drill collar to ensure the hole is collared at the planned coordinates on the section. The azimuth is spray-painted on the ground or marked by continuous flagging tape and the drill rig is lined up against this orientation by the site geologist. The declination of the drill is checked on the mast by the site geologist on setup and again after the casing is established.

Upon completion of each drill hole, the collars are marked with a square concrete cap (approximately 40 by 40 cm) and inscribed with the drill hole number. Drill collar positions are surveyed using a hand held Garmin Etrex Vista GPS unit immediately the rig moves off the hole, and later by an independent contract surveyor using either a GPS – Total Station or Total Station (utilizing a polygon established by GPS – Total Station). Accuracy of the handheld GPS unit is estimated to be 4 m for the x and y coordinates. This data is recorded on the drill log sheet when entered into the database at the end of each hole. The accuracy of the Total Station is 10 cm (x, y, z) and GPS-Total Station is sub-centimetre provided adequate control is in place.

10.6	Geological Logging

RC drill samples were logged at five foot intervals (1.52 m) on-site in natural daylight at the time of drilling. A split from each interval was sieved, washed in a bucket of water and logged visually, using a hand lens for specific mineral identification, microstructure or texture recognition. Specific logging criteria for each sample included: weathered/fresh rock oxidation interface, colour, lithology, species of primary sulphide minerals and estimate of quantity of ground water, depth to standing water table, depth of dry sampling, commencement of wet sampling, record of wet samples. Summary log sheets are written up on site at the conclusion of each hole. Representative chips from each five foot interval were collected and retained at the time of logging in plastic sample chip trays stored at the San Antón field office. Dilute HCl acid (10%) was used to confirm the presence of carbonate minerals. Tungsten and stainless steel scribes were used to test mineral and rock hardness. A pencil magnet was used to confirm and identify magnetic minerals. Drill holes were recorded systematically and methodically by the geologist as hand written logs onto a pre-printed log sheet template database and merged with assay results emailed directly from the laboratory at a later date, prior to the implementation of acQuire in late 2007.

The original log sheet template was in a simple Microsoft Excel spreadsheet format that was developed to record all detailed information relevant to each hole, including hole identification, coordinates (in NAD27 for Mexico), depth, sample number (including duplicate and standard samples) assay values, relevant geological information, sample condition (dry, moist or wet), base of oxidation, water occurrence and sample weight. The logging codes for geological information in the template were primarily based on the logging codes established by previous explorer Luismin for their diamond core and RC drill programs but are continually being updated when new relevant information is encountered. This template was used as the basis for the direct data entry system utilized as part of the acQuire data management system.

The geological information is recorded using a numeric code ranging from a 0 (not visible) to 3 (strong), and grouped into:

1.	Alteration (silicic, sericitic, argillic, chloritic, potassic, phyllic, propylitic).

2.	Mineralization (pyrite, pyrrhotite, chalcopyrite, galena, sphalerite, molybdenite, arsenopyrite, oxidation status).

3.	Structure (fracture and shear planes, hydrothermal and tectonic breccias, quartz and sulphide veins, stockworking). Structure is not logged in RC chips and only logged in diamond drill core.

Additional geological information includes lithology which is recorded as a three digit numeric code, and colour which is coded by a straight forward two letter alpha code and in parts including a two letter qualifier e.g. Lt = light and Dk = dark.

The diamond core is collected from the drill site by a geologist and taken to the core yard located at the Dolores Shaft. The core is first washed by a field technician and left to dry in preparation for photography and core mark up.

All core drilled is orientated using the BALLMARK® orientation system. The core is marked up first with a red orientation line (depicting the bottom of the core) and the “south side” of the core is highlighted with direction arrows down the hole to ensure continuity in sampling. The core is then marked every meter in blue with the depth and meter mark, both on the core and on the core box, and finally structures and defects are highlighted in green on the core.

Once the core has been marked up, each core tray is photographed in wet and dry mode in natural light using a digital camera. The core is then geotechnically logged (core recovery, RQD measurements) and structurally logged using a specified coding system to identify hardness, weathering, defects C± (core dip angle) and CB (core dip direction). The Ballmark imprints are used to assist in determining vein and fracture orientations (dip and strike) with the assistance of a goniometer (Model 76).

The core is geologically logged using the same coding as that used in the RC logging with geological information recorded using a 0 (not visible) – 3 (strong) code and grouped into:

1.	Alteration: silicic, sericitic, argillic, chloritic, potassic, phyllic and propylitic.

2.	Mineralization: (pyrite, pyrrhotite, chalcopyrite, galena, sphalerite, molybdenite, arsenopyrite, oxidation status).

3.	Structure: (fracture and shear planes, hydrothermal and tectonic breccias, quartz and sulphide veins, stockworking).

As for the RC logging additional geological information including lithology is recorded as a three digit numeric code, and colour which is coded by a straight forward two letter alpha code and in parts including a two letter qualifier e.g. Lt = light and Dk = dark.

Bulk density samples (whole core) are collected at approximately 30 m intervals through the entire hole. The core is then sawn longitudinally in half and sampled at 1 m intervals, taking the “south side” as the sample and leaving the “north side” to be stored in the core boxes.

At the completion of the 2008 drilling program a re-logging program was initiated. The drill core and RC chips were re-logged in the Cerro del Gallo deposit. This program focussed on the previously modelled gold domain. Cross-sections were constructed using Gemcom software every 50m aligned parallel to the principle drill direction. Cross-sections were systematically constructed of the lithologies, structures and alteration. All RQD for the drill core was re-estimated using the core photos to maintain consistence, one geologist performed all of the measurements. This data was then utilized to create models of the felsic intrusive, shale unites, massive sulphides, main structural faults and the low-grade gold domains. Finally a set of cross-sections were constructed interpreting the oxidation boundaries.

10.7	Electronic Data Capture

In December 2007 acQuire Technology Solutions assisted by Golder Associates completed the implementation of the acQuire data management system. Up until then the data from the field log sheets was entered into a digital database (primarily a MS Excel spreadsheet and then converted into a MS Access relational database) at the completion of the hole. The MS Excel spreadsheet was created with a series of validation criteria in the form of pull down menus for each data entry that restricts what can be entered into each field and significantly reduces transcription errors, which were included as the coded libraries for the acQuire data management system.

Assay results are received from SGS (Toronto) in electronic (by email) and hardcopy format. The electronic results are provided in CSV (comma delineated) format. The acQuire database has been established to import the CSV files directly therefore minimizing the potential for any human error associated with entering assay data.

This digital data was emailed from the laboratory to the site database manager at San Antón. Hard copies of the assay results were mailed from the laboratory to the CJO Toronto office where they were collated and filed.

Processing software utilized during the drill program included MapInfo, Discover, Vulcan and Gemcom. MapInfo and Discover are 2D geological software that are utilized in the production of maps, drill hole plans, and cross sections. Vulcan and Gemcom are 3D geological software that was utilized in the production of plans and cross-sections to facilitate the generation of the geological model used for resource estimation.

Laboratory repeat sample assay values, laboratory second split sample assay values, SGS check and QAQC assay values, and field duplicate sample assay results form part of the quality control/quality assurance program and these values have not been used in resource calculations. In accordance with industry standard procedure only the original assay values, rather than the average value, have been incorporated into the database for resource calculations, although repeat, second split and duplicate assay values, together with the assay results of the quality control standards are preserved in the primary database.

11.	Sample Preparation, Analyses and Security

11.1	Assaying Methods

SGS Canada Inc. Minerals Services in Toronto, Ontario, Canada was the primary laboratory used for routine element analysis of drill, rock-chip, soil, and stream sediment samples from the San Antón Property. The SGS-Toronto facility is ISO 9002 registered, and ISO/IEC 17025 accredited for Specific Tests under the Standards Council of Canada (SCC) No.456. SGS Canada Inc. Mineral Services is a member of the world wide SGS Group. This laboratory was inspected by SAM personnel accompanied by a representative from Golder Associates in March 2007.

SGS has a sample preparation facility in Durango (Durango State), Mexico that is within a one day drive of the San Antón Property. Sample pulps were prepared in the Durango sample preparation facility prior to air-freight to the Toronto laboratory in Canada for analysis. Durango is located approximately 600 km northwest of San Antón. During November 2007 the Durango facility commenced fire assay for gold. This laboratory has been inspected by SAM personnel on multiple occasions, the last visit being in February 2008.

SGS collect drill, rock-chip, soil, and stream sediment samples from the San Antón Property and transport them to Durango by vehicle. At the laboratory, samples are sorted and routinely oven dried at 105ºC, if necessary (SGS Code DRY 10). After drying, RC and core samples are crushed to 90% passing 2 mm (10#) using a Terminator crusher (manufactured by TM Engineering, Vancouver) prior to riffle splitting a sub-sample of ~1,000 g for pulverizing (SGS Code CRU25). The sample is riffle split using a stainless steel splitter with slots 1.3 cm apart and 14 chutes. One in 20 samples were initially weighed after drying and after sample preparation to monitor dust and sample loss during preparation up until early November 2006 and as no significant dust loss was recorded this practice was ceased. The 1,000 g sub-sample is pulverized to 90% passing 75 um (200#) (SGS Code PUL47) using a Labtech ESSA LM2 ring mill with a standard bowl. A sub-sample of approximately 200-250 g is then sent to SGS Toronto for analysis (Rabone and Hatcher, 2005).

Drill samples were initially routinely assayed for gold, silver, copper, lead, zinc, molybdenum and bismuth up until October 2005. Gold, silver and copper are the three dominant, potentially economic elements in the Cerro del Gallo porphyry deposit. Gold values are routinely determined by fire assay using a 30 g sample pulp with instrumental Atomic Absorption Spectrometry (AAS) finish (SGS Method FAA313). SGS claim this method is best suited for samples containing low levels of gold. The analytical range for this method is ideal for the vast majority of gold values encountered in the Cerro del Gallo deposit. The lower detection limit for this method is quoted to be 5 ppb and the upper limit is now quoted to be 10,000 ppb. The upper limit for this method until about March 2006 was 2,000 ppb. All samples assaying greater than 1,000 ppb gold are routinely re-assayed by fire assay on a 30 g sample pulp using a gravimetric finish (SGS Method FAG303). This is an “ore grade” method for high gold values. The lower detection limit for this method is 0.03 ppm. This work commenced at the beginning of November 2005. Previously all samples greater than 2,000 ppb Au were re-assayed using this gravimetric method (Rabone and Hatcher, 2005).

Silver and copper values are determined using a three acid (HF-HNO3-HCl), near total digest with AAS finish in accordance with SGS Method AAS21E. Up until October 2005 the silver and copper values were determined using a four acid, near total digest with AAS finish in accordance with SGS Method AAS40E. The AAS21E method uses a 2.0 g sample and is most applicable to samples containing low levels of silver (less than 300 ppm) and copper (less than 10,000 ppm). Silver values are determined with a lower detection limit of 0.3 ppm and an upper limit of 300 ppm. Over range silver values are quantified by one of two methods. Generally when the AAS21E method is applied and sample assay values are greater than 300 ppm Ag the chemist can readily estimate where the approximate value lies. If the assay value is between 300-1,000 ppm Ag then the AAA50 method is used. AAA50 is an “ore grade” method for silver. If it appears to be greater than 1,000 ppm Ag then the fire assay method for silver is used (SGS Method FAG303). Up until November 2005 all silver analyses greater than 300 ppm were re-analysed by lead collection fire assay using a 30 g sample and finished by gravimetric weighing of the bead. The lower detection limit for silver using this method is 3 ppm. Fire assay for silver below 1,000 ppm is not as accurate as the AAA50 or AAS21E method. From November 2005, samples containing over range silver values greater than 300 ppm and up to 1,000 ppm are assayed by SGS Method AAA50. In this method a 2.0 g sample is digested using an aggressive mixed four acid attack consisting of HF-HNO3-HClO4-HCl. Copper values are also determined on the same solution with a lower detection limit of 0.5 ppm and an upper range limit of 10,000 ppm. Copper values over 10,000 ppm (“ore grade”) are determined by sodium peroxide fusion/Inductively Coupled Plasma Optical Emission Spectrometry (ICP-OES) finish on the solution (SGS Method ICA50) (Rabone and Hatcher, 2005).

The Cerro del Gallo copper-gold-silver deposit contains anomalous amounts of lead, zinc, arsenic and bismuth, plus a number of elements of interest. Drill samples were routinely assayed for lead, zinc, molybdenum and bismuth up to October 2005 with values determined by ICP-OES on a 0.2 g sample using SGS Method ICP40B. The solution was prepared from a separate sample to the solution used for silver and copper determination by AAS finish. Sample decomposition was achieved using an aggressive, mixed four acid attack, consisting of HF-HNO3-HClO4-HCl. Lead values were determined with a lower limit of detection of 2 ppm, zinc values down to 0.5 ppm, molybdenum to 1 ppm, and bismuth values to 5 ppm. The upper limit for lead and zinc values using this method is 10,000 ppm. Over-range base metal elements, including copper, were re-assayed by ore grade analysis Method ICA50. This is a sodium peroxide fusion/ICP-AES analysis. The method has a lower detection limit of 0.01%, and no upper limit (Rabone and Hatcher, 2005).

Since October 2005 drill samples have been routinely assayed for a standard suite of 32 elements using SGS Method ICP40B. More recently over range base metals greater than 10,000 ppm have been analysed using the SGS ore grade analysis method ICP90Q which has a lower detection of 0.01% .

11.2	Duplicate Samples

Field duplicate (or field re-split) samples were collected on-site from the bulk reject sample. Duplicate samples were taken every 50 samples and assigned a unique sequential number in the sample stream. They were inserted 35 samples onwards in the sample stream from the original sample. Duplicate samples and their assigned value are pre-recorded on the log sheets and sample books and bagged at the time of drilling.

The analytical results of the field re-splits for values of economic interest, assigned as 5 times the detection limit, have been plotted on Half Absolute Relative Difference (HARD) graphs (Shaw 1997). Golder Associates recommended a target of 90% of the duplicate pairs having less than 10% HARD. However, for some styles of mineralization where the nugget effect is high, this may not be achievable in practice. Thompson and Howarth charts (Fitness for Purpose Charts) were then used to plot all of the field re-splits and review whether the HARD values greater than 10% difference are material to the study (Thompson 1973).

The gold field duplicates are presented in Figure 11-1, which shows that the HARD target has not quite been met, but is acceptable for this style of mineralization and analytical detection limits. The silver field duplicates are shown in Figure 11-2, which show that the HARD target has not quite been met, but is acceptable for this style of mineralization and analytical detection limits. The copper field duplicates are shown in Figure 11-3, which show that the HARD target has been met.

Lab duplicate (or lab re-split) samples were collected at the laboratory at a frequency of 1 in 12 samples or less. These are taken from the pulp sample and recorded as duplicates by the laboratory. The gold lab duplicates are presented in Figure 11-4, which shows that the HARD target has been met. The silver lab duplicates are shown in Figure 11-5, which show that the HARD target has been met. The copper lab duplicates are shown in Figure 11-6, which show that the HARD target has been met.

HARD for 532 sample pairs for Au_ppm

HARD %
100.0
90.0
80.0
70.0
60.0
50.0
40.0
30.0
20.0
10.0
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Fitness For Purpose Chart for 643 sample pairs for Au_ppm above a Detection Limit of 0.005 ppm and a target RSD of 10% shows that 327 of the samples (51%) are below the 50th percentile and 540 of the samples (84%) are below the 90th percentile

Abs. Diff.
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Figure 11-1 Field Re-splits – Gold

HARD for 625 sample pairs for Ag_ppm

100.0
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Fitness For Purpose Chart for 707 sample pairs for Ag_ppm above a Detection Limit of 0.3 ppm and a target RSD of 10% shows that 430 of the samples (61%) are below the 50th percentile and 613 of the samples (87%) are below the 90th percentile

100.000
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Figure 11-2 Field Re-splits – Silver

HARD for 708 sample pairs for Cu_ppm

HARD %
100.0
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Fitness For Purpose Chart for 741 sample pairs for Cu_ppm above a Detection Limit of 10 ppm and a target RSD of 10% shows that 493 of the samples (67%) are below the 50th percentile and 681 of the samples (92%) are below the 90th percentile

Abs. Diff.
10000.00
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Figure 11-3 Field Re-splits – Copper

HARD for 3160 sample pairs for Au_ppm
100.0
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Figure 11-4 Lab Re-splits – Gold

HARD for 3466 sample pairs for Ag_ppm
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Figure 11-5 Lab Re-splits – Silver

11.3	Standard Reference Samples

Standard reference samples were purchased by SAM from Ore Research & Exploration Pty Ltd. Eight standards (certified reference materials or CRM) with different elements and grades were used by SAM, plus a quartz blank. They are conventional pulped standards with a particle size of -20 µm to -75 µm. The standards were supplied with a detailed “Certificate of Analysis”. Results of the standards used during all SAM drilling program are shown below in Table 11-1 and graphs located in Figure 11-7.

Standards were routinely inserted into the sample stream every 40 samples.

From Figure 11-7 it can be seen that the gold standards were close to, or just above, the certified values, while the copper and silver standards were consistently slightly under the certified values. From the graphs in Figure 11-7, which show the variation over time, with upper and lower limits defined as ±10% of the CRM, it can be seen that there is still some variability occurring for each standard that may, in part, be due to inhomogeneity of the CRM or imprecision of the analytical technique. Some misallocated CRM Codes have been identified. Some batches were re-assayed by the laboratory when multiple standards from one batch reported outside of the defined limits. The change in assay values for these batches was not significant.

Table 11-1 Certified Values of Standard Samples
CRM Code	Element	Submitted	Certified Value	Mean Value	Difference
OREAS 15Pa	Au ppm	268	1.02	1.00	-2%
OREAS 15Pb	Au ppm	213	1.06	1.11	+5%
OREAS 15Pc	Au ppm	248	1.61	1.66	+3%
OREAS 50P	Au ppb	143	727	712	-2%
	Cu %		0.691	0.690	0%
OREAS 50Pb	Au ppb	186	841	844	0%
	Cu %		0.744	0.697	-6%
OREAS 51P	Au ppb	312	430	426	-1%
	Cu %		0.728	0.704	-3%
OREAS 52Pb	Au ppb	45	307	314	+2%
	Cu %		0.334	0.300	-10%
OREAS 53P	Au ppb	366	380	381	0%
	Cu %		0.413	0.384	-7%
OREAS 53Pb	Au ppb	31	623	633	+2%
	Cu %		0.546	0.496	-9%
OREAS 60P	Au ppm	80	2.60	2.66	+2%
	Ag ppm		4.9	4.7	-3%
OREAS 62Pa	Au ppm	78	9.64	9.22	-4%
	Ag ppm		18.4	17.6	-4%
OREAS 22P	Au ppb	737	<5	-
Quartz Blank	Au ppb	93	-	-

Figure 11-7 CRM Standard Graphs

11.4	Blanks

Blanks were routinely inserted into the sample stream at every 100th sample. Generally the blanks reported as below detection (less than 5 ppb), with 1% of the samples reporting above 50 ppb and up to a maximum of 190 ppb, which may imply minor cross-contamination or precision errors close to the detection limit.

11.5	Sample Security

All RC and DDH samples collected are immediately bagged, tied and placed collectively in larger polyweave bags and then sealed prior to collection. These samples are then securely stored until collected by SGS personnel. Samples collected at the RC drill rig are under constant surveillance around the clock until collected by SGS personnel. Samples collected from DDH core are stored at the secure core yard facility under constant surveillance until collected by SGS personnel.

SGS personnel from Durango collected samples from the San Antón Property approximately twice weekly and transported the samples directly to Durango.

12.	Data Verification

Golder (2006) previously verified the assay data integrity as used for the Cerro del Gallo resource estimate by undertaking a random comparison of approximately 5% of the database records against the original hard copy assay certificates. Only the Au (ppb), Au (g/t), Ag (g/t), and Cu (ppm) were compared. No discrepancies were found. A check was also done comparing the lithological logging to the core photos. No significant errors were found.

As part of the implementation of the acQuire data management system, all original assay results as received from SGS were used to re-establish the assay database and a cross-check against the original MS Access database highlighted no significant errors.

An extract from the acQuire drill hole database was supplied to Golder Associates who loaded and partially validated the data in MS Access. This partial validation primarily checked the structure of the database, such as gaps in the data and mismatches between collar, survey, assay and geology data. It also highlights outliers for each individual field. Only minor corrections to the drill hole database were required, which were completed prior to the data being used for resource estimation.

During the re-log program assay values were plotted on new log sheets and cross checked with the original drill logs. At this same time drill collars and surveys were also checked against in the data base before the data was imported into GEMS.

13.	Mineral Processing and Metallurgical Testing

This section has been summarised from the Cerro del Gallo feasibility phase study (FS) issued by Sedgman Limited (Sedgman) in May, 2012. There were a number of test work programmes that were undertaken on samples from Cerro del Gallo by San Anton de las Minas S.A. de C.V. (SAM) that were not considered to be relevant to the current proposed treatment route. A list of these reports is attached as part of the references in Section 27.

The test work that was evaluated for the FS, commenced in 2006 and was performed on drill core samples and RC chip samples, by three Australian metallurgical laboratories. Phase 1 was conducted by Independent Metallurgical Laboratories (IML), Welshpool, Western Australia, Phases 2, 3 and 5 were conducted by SGS Lakefield Oretest Pty Ltd (Oretest), Malaga, Western Australia and phase 4 was conducted by ALS AMMTEC, Balcatta, Western Australia. JKTech of Brisbane Queensland were also used to determine comminution characteristics. Polysius Australia Pty Ltd (Polysius) of Henderson, Western Australia were used to evaluate the suitability of high pressure grinding rolls (HPGR) for the crushing of the Cerro del Gallo ores.

The test work focused mainly on the recovery of gold and silver from the weathered and partially oxidised ore zones. Initial test work investigated flotation as a means of recovering the valuable components, however, this was deemed unlikely to be economically viable due to low concentrate grades and recoveries, therefore subsequent test work was aimed at heap leaching and downstream recovery of the gold, silver and copper.

13.1	Comminution Test work

Average comminution results from 4 samples are presented in Table 13-1 along with the average comparative ball mill work index for 6 samples. The results indicate that the ore is moderately abrasive and will have moderately high energy requirements for grinding, although there may be some areas that have moderately low energy requirements for grinding, as shown by the average comparative work index.

Table 13-1: Comminution Test work Results

Abrasion Index (g)	Bond Work Index (kWh/tonne)
	Rod mill	Ball mill	RWi:BWi	Comp. Ball mill
0.3974	24.9	17.5	1.42	12.9

13.2	High Pressure Grinding Roll (HPGR) Test work

A sample comprising of a total of 1,250 kg of diamond drill core, were used for a test work programme that included single pass and locked cycle HPGR tests, a Polysius ATWAL wear test and Bond ball mill work index tests. These samples were from the deeper parts of the orebody and contained approximately 25% fresh ore, therefore may not represent the first 8 years of production.

Table 13-2: Bond Ball Mill Work Index Results Summary

Sample ID	F80 (microns)	P80 (microns)	Work index (kWh/t)
Master feed	2,374	75	14.9
Test 8 centre product (-4 mm)	2,153	85	14.6

Table 13-3: Single Pass HPGR Test work Results

Test No.	Moisture (%)	Roll Speed (m/s)	Specific Throughput (ts/hm3 (dry))	Specific Grinding Force (N/mm2)	Specific Energy Input Net Feed (dry) (kWh/t)
1 2 3 4	3.0 3.0 3.0 5.0	0.2 0.2 0.5 0.2	214.8 221.8 214.7 207.1	3.94 3.08 4.02 3.84	1.90 1.46 1.96 2.14

Table 13-4: Closed Circuit HPGR Test work Results

Test No.	Moisture (%)	Specific Throughput (ts/hm3 (dry))	Specific Grinding Force (N/mm2)	Specific Energy Input Net Feed (dry) (kWh/t)
5 6 7 8	3.0 3.0 3.0 3.0	222.3 222.7 218.3 222.2	3.74 3.80 3.80 3.71	1.78 1.65 1.64 1.60

Table 13-5: HPGR Wear Rate Test work Results

Parameter	Test 1	Test 2
Throughput (kg/h) Specific throughput (ts/hm3) Total wear rate (g/t)	212.5 164.7 41.0	187.8 145.6 60.5

Simulation of the test work results indicated that a single POLYCOM® 20/10-5 HPGR unit would be capable of producing the desired crush size, at the design throughput, when fed with a top size of -32 mm. The HPGR could either be operated in closed circuit with a 10 mm screen or with edge recycle.

13.3	Flotation Test work

Four cleaner flotation test work on weathered/partially oxidized ores resulted in low average copper and gold concentrate grades and recoveries as shown in Table 13-6. Arsenic recovery was also low, however the grade in the final concentrate was high. On the basis of these results, flotation was rejected as a possible treatment route for the weathered/partially oxidized ores.

Table 13-6: Average Cleaner Flotation Test Results

Con Wt (%)	Concentrate Grades			Recoveries (%)
	% Cu	Au g/t	As g/t	Cu	Au	As
0.70	4.90	55.8	4450	38.9	33.2	10.8

13.4	Gravity Separation Test work

Gravity separation tests on two samples achieved very low gold, silver and copper recoveries as shown in Table 13-7 therefore it is considered that gravity separation techniques would not provide an economic treatment route for the Cerro del Gallo ores.

Table 13-7: Average Gravity Separation Results

Mass (%)	Assays (g/t)			Distributions (%)
	Au	Ag	Cu	Au	Ag	Cu
0.34	28.2	436	3355	11.6	8.8	1.6

13.5	Agitated Cyanide Leaching Test work

A series of agitated leach tests were conducted on various samples and composites, the average results for each campaign are presented in Table 13-8. Campaign results revealed that the gold and silver dissolutions were relatively insensitive to variations in grind sizes that were tested, i.e. from a P80 75µm to a P80 150µm. The agitated leaches achieved moderately high gold and silver dissolution as well as moderate copper dissolutions.

Table 13-8: Average Agitated Cyanide Leaches

Camp.	Reagents (kg/t)			Assays (g/t)						Dissolutions (%)
	NaCN Added	NaCN Cons.	Lime Added	Calc. Head (Au)	Res. (Au)	Calc. Head (Ag)	Res. (Ag)	Calc. Head (Cu)	Res. (Cu)	Au	Ag	Cu
1 2 3	2.91 1.93 2.25	2.14 1.41 1.53	1.30 1.99 1.55	1.20 1.17 1.31	0.22 0.21 0.14	18 13 12	12 6 4	--- 774 755	--- 383 324	79.6 82.5 89.3	33.0 62.9 71.5	--- 37.4 57.1

13.6	Intermittent Bottle Roll Cyanide Leach Test work

Six suites of intermittent bottle roll cyanide leach tests were undertaken during the test work programmes. The average results of each suite are presented in Table 13-9.

Table 13-9: Intermittent Bottle Roll Cyanide Leach Results

Test work Suite	Reagents (kg/t)			Assays (g/t)						Dissolutions (%)
	NaCN Added	NaCN Cons.	Lime Added	Calc. Head (Au)	Res. (Au)	Calc. Head (Ag)	Res. (Ag)	Calc. Head (Cu)	Res. (Cu)	Au	Ag	Cu
1 -6.3mm 1 -3.35mm 2 -19mm 2 -6.3mm 3 -8mm C 3 -8mm H 4 -8mm C 5 -3.27mm H 6 -3.27mm H	1.84 2.75 2.78 3.16 3.31 2.72 2.57 1.25 1.62	0.62 1.56 1.31 1.57 1.75 1.19 1.78 0.96 1.32	0.81 2.03 2.89 3.28 3.10 2.78 2.82 2.34 2.53	0.91 1.49 1.11 1.15 1.17 1.31 1.33 1.69 1.76	0.59 0.58 0.61 0.53 0.60 0.54 0.56 0.63 0.62	18 20 18 19 14 13 15 11 13	16 12 15 12 8 6 8 6 6	--- --- 1038 985 760 638 839 596 677	--- --- 723 655 505 313 447 358 359	35.8 57.6 43.1 52.1 48.8 59.5 58.3 62.8 64.8	12.4 37.3 29.3 40.0 43.6 54.7 46.4 47.6 52.2	--- --- 29.4 33.9 33.6 49.7 47.2 39.9 47.0

C Conventional crushed	H HPGR crushed

The results show that the average gold, silver and copper dissolutions generally increased with finer crush sizes. Gold, silver and copper dissolutions also tended to increase where the ore had been crushed using HPGR compared to ore that had been conventionally crushed.

13.7	Percolation Test work

Percolation and slump tests revealed that the addition of 4 kg/t of cement during agglomeration resulted in adequate percolation rates, i.e. greater than 10,000 L/m2/h and adequate slump results, i.e. less than 10% slump. A cement addition of 4 kg/t at a crush size of 6.3 mm resulted in a slump of 9.5% , which was close to the acceptable limit of 10%, therefore cement addition was increased to 6 kg/t in the design and operating costs.

13.8	Column Leach Test work

Two column leach tests were conducted on oxide ore, one column consisted of drill core crushed to -6.3 mm while the second column the drill core was crushed to -12.5 mm. The columns were leached for 61 days and the results are summarised in Table 13-10.

Table 13-10: Column Leaches

Crush Size (mm)	Reagents (kg/t)			Assays (g/t)						Dissolutions (%)
	NaCN Added	NaCN Cons.	Lime Added	Calc. Head (Au)	Res. (Au)	Calc. Head (Ag)	Res. (Ag)	Calc. Head (Cu)	Res. (Cu)	Au	Ag	Cu
-6.3	0.83	0.20	0.07	0.70	0.15	7.8	4.5	204	178	78.4	42.1	12.6
-12.5	0.90	0.27	0.11	0.71	0.18	8.1	5.5	205	181	75.0	32.4	12.1

Figure 13-1: Column Leach Results

The results in Table 13-10 and Figure 13-1 show that for copper there was no significant difference between the two crush sizes in terms of copper dissolution. The finer crush size did result in a significant increases in gold (78.4%) and silver dissolution (42.1%) compared to the coarser crush size (75.0% and 32.4%) .

Additional column leaches, over 115 days, were conducted on weathered and partially oxidized ore composites that had been crushed to -8mm using either conventional crushers or a HPGR. The average results are given in Table 13-11.

Table 13-11: Column Leach Results - Conventional versus HPGR Crushing

Crush Type	Reagents (kg/t)			Assays (g/t)						Dissolutions (%)
	NaCN Add.	NaCN Cons.	Lime Add.	Calc. Head (Au)	Res. (Au)	Calc. Head (Ag)	Res. (Ag)	Calc. Head (Cu)	Res. (Cu)	Au	Ag	Cu
Conv. HPGR Conv. S2	1.36 1.38 4.39	1.08 1.15 4.39	1.28 1.02 1.03	1.20 1.21 1.24	0.58 0.42 0.53	13 12 12	8 6 6	786 618 1355	553 376 348	52.2 65.6 57.6	38.0 52.1 49.9	31.5 38.8 73.4

The results in Table 13-12 show that the metal dissolutions for the samples that had been prepared using the HPGR achieved higher average metal dissolutions, i.e. 65.6% for gold, 52.1% for silver and 38.8% for copper, compared to the tests that had been prepared using conventional crushing, i.e. 50.3% for gold, 39.9% for silver and 33.7% for copper. The conventionally crushed ore column leaches series 2 (Conv. S2) used 6 kg/t of cement during agglomeration plus higher cyanide additions and resulted in higher gold and silver dissolutions, however, the copper dissolution was very high at 73.4% compared to 31.5% . Also the higher cyanide addition resulted in significantly higher cyanide consumption, i.e. 4.39 kg/t compared to 1.08 kg/t. The average dissolutions for each of the ore types are given in

Table 13-12: Ore Type Column Leach Dissolutions

Ore Type	Dissolutions (%) Conventional Crush			Dissolutions (%) HPGR Crush			Dissolutions (%) Conventional Crush S2
	Au	Ag	Cu	Au	Ag	Cu	Au	Ag	Cu
Weathered Strongly Oxidized Moderately Oxidized Weakly Oxidized	59.7 48.2 51.5 43.2	35.6 48.2 36.9 35.7	20.4 42.6 37.6 24.0	73.3 63.7 65.3 60.7	54.5 54.9 48.1 59.0	26.9 45.6 43.0 31.2	65.7 49.6 59.2 52.4	45.2 53.6 49.6 51.8	76.2 63.9 75.9 72.8

The results in Table 13-12 show that there was no discernible trend between ore type, i.e. amount of oxidation, and the metal dissolutions, although the gold dissolution for the weathered ore was higher than for the partially oxidized ore, for both the conventionally crushed and HPGR crushed ores. Conversely the silver and copper dissolutions were generally lower for the weathered ore than for the partially oxidized ore, for both the conventionally crushed and HPGR crushed ores.

13.9	Merrill Crowe Test work

Filtered pregnant solution was used for a series of Merrill Crowe tests, the results of which showed that up to 85.8% of the gold, 99.9% of the silver and 13.1% of the copper, in solution could be precipitated. On the basis of the moderate gold precipitation and the moderately high copper precipitation the Merrill Crowe technique was not considered to be suitable for the Cerro del Gallo processing plant Carbon adsorption test work was conducted on a series of leached slurries to determine the Fleming and Nicol k and n values for Au, Ag and Cu. The results of the carbon contact test work are summarised in Table 13-13

13.10	Carbon Adsorption Test work

Table 13-13: Phase 3 Carbon Contact Results Summary

Series	Gold			Silver			Copper
	k	n	Carbon Loading (g/t)	k	n	Carbon Loading (g/t)	k	n	Carbon Loading (g/t)
1 2	133.5 156.8	0.689 0.705	705 1,166	62.7 134.5	0.661 0.514	3,739 5,302	1.4 62.9	0.702 0.541	2,774 138,874

The carbon loading test work showed that moderate loading of gold was achieved along with moderately high loadings of silver and copper. The gold adsorption kinetics were moderate, the silver adsorption kinetics were moderate to slow while the copper adsorption kinetics were slow to moderate. The very high copper loading was believed to have been due to an assaying error in the initial solution copper assay as the calculated copper loading of 138,874 g/t was much higher than the expected maximum loading of approximately 50,000 g/t.

13.11	SART Test work

Filtered pregnant leach solution were used to perform sulphidisation, acidification, recycle and thickening (SART) test work, the results of which are summarised in Table 13-14.

Table 13-14: SART Results

Sample	Assays
	CN Total (mg/L)	WADCN Calc. (mg/L)	SCN (mg/L)	CN Free (mg/L)	Au (mg/L)	Ag (mg/L)	Cu (mg/L)	Zn (mg/L)	Fe (mg/L)
Preliminary Tests
Feed Solution Barren Solution Precipitate	550 500 ---	547 499 ---	180 190 ---	240 159 ---	1.00 0.62 ---	4.48 0.00 0.29%	285 0.1 51.6%	30.8 5.0 4.0%	1.0 0.5 0.18%
Optimised Tests
Feed Solution Barren Solution Precipitate	560 440 ---	560 440 ---	210 225 ---	150 285 ---	1.12 0.62 25.3 g/t	5.56 0.02 1.33%	317 11.6 58.3%	21.9 7.0 2.9%	<1 <1 0.25%

The SART produced a high-grade precipitate that could be further processed or sold. The precipitate also contained significant amounts of gold, zinc, mercury and iron, which could cause some marketing issues.

Following the SART test work the barren solution was contacted with activated carbon to recover the gold and residual silver, the results of which are summarised in Table 13-15.

Table 13-15: Carbon Adsorption Results Summary

Product	Solution Assays (ppm)			Carbon Assay Au (g/t)	Gold Adsorption (%)
	Au	Ag	Cu
Feed solution Barren solution	0.62 0.02	0.002 0.002	0.10 0.25	0 59	0 96.8

Contacting the discharge solution from the SART process with activated carbon resulted in 96.8% of the gold in solution being adsorbed. The gold grade of the activated carbon was low at 59 g/t Au, however, this would increase with contact with additional pregnant solution.

13.12	Test work Conclusions

From the test work described above it can be concluded that:

  Flotation was not a suitable treatment route for the Cerro del Gallo ores due to the low concentrate copper grades and low copper and gold recoveries;

  Gravity separation was discarded as a treatment route for the Cerro del Gallo ores as it gave poor gold and silver recoveries;

  For the ores tested heap leaching was considered to be the most appropriate processing route;

  Percolation tests indicated a cement addition of 4 kg/t during agglomeration was required to achieve both acceptable percolation rates and column slump;

  Column cyanide leaches at two crush sizes resulted in similar copper dissolutions, i.e. 12.1% and 12.6% copper dissolutions, at the coarser and finer sizes respectively.

  The gold and silver dissolutions were significantly higher at the finer crush size, i.e. 78.4% and 42.1%, than for the coarser crush size, 75.0% and 32.4%.

  Cyanide column leaching following HPGR crushing, to -8 mm, gave higher metal (gold, silver and copper) dissolutions than cyanide column leaching following conventional crushing, to -8 mm;

  The average metal dissolutions for weathered ore, were moderate for gold (65.7%), moderate for silver (42.2%) and high for copper (76.2%), from column cyanide leaches for 101 days, of ore conventionally crushed to -8 mm;

  The average metal dissolutions for partially oxidised ore, were moderate for gold (55.8%), moderate for silver (50.8%) and high for copper (72.9%), from column cyanide leaches for 101 days, of ore conventionally crushed to -8 mm;

  High cyanide consumptions tended to lead to high copper dissolutions;

  Carbon adsorption test work indicated that moderate gold loadings (1,166 g/t Au), high silver (5,302 g/t Ag) and very high copper (138,874 g/t Cu) loadings could be achieved from pregnant leach solution, although the high copper loading is believed to be an anomaly probably due to solution assay errors;

  The gold and silver adsorption kinetics were moderate, while the copper adsorption kinetics were slow to moderate;

  Merrill Crowe test work resulted in selective precipitation of silver and gold compared to copper precipitation, from pregnant leach solution.

  The silver precipitation efficiencies, for the Merrill Crowe processing route, were high (maximum 99.9%), the gold precipitation efficiencies were moderate (maximum 85.8%) and the copper precipitation efficiencies were low (maximum 13.1%).

  A single POLYCOM® 20/10-5 HPGR unit, fed with ore with a top size of 32 mm, in closed circuit with a 10 mm screen would be capable of crushing the Cerro del Gallo ore to the desired crush size at the design throughput;

  SART test work indicated that silver, copper and zinc could be selectively precipitated from the pregnant solution to produce a high grade concentrate containing copper (55.5% Cu), silver (1.24% Ag) and zinc (3.3%) for further processing or sale;

  The SART precipitate contained a small amount of gold, i.e. 34.3 g/t Au;

  The SART precipitate contained significant amounts of zinc, iron and mercury;

  The gold in the barren SART solution could then be recovered by contact with activated carbon;

  The cyanide speciation results showed an increase of cyanide concentration in solution after the neutralisation process;

  Free cyanide titration test work indicated that the free cyanide concentrations increased after the neutralisation stage of the sulphidisation, acidification, recovery and thickening (SART) test work;

  The extractions used, for the weathered ore, in the design criteria were 76% for gold, 48% for silver and 19% for copper.

  The extractions used, for the weathered ore, in the design criteria were 64% for gold, 52% for silver and 41% for copper.

13.13	Selection of Plant Extractions

The plant extractions for the weathered ore were determined from the test work and are summarised in Table 13-16.

Table 13-16: Weathered Ore Plant Extractions

Test	Extractions (%)
	Au	Ag	Cu
-6.3 mm Column leach HPGR Crush, Comp 2, Col Leach	78.4 73.3	42.1 54.5	12.6 26.9
Average	75.8	48.3	19.2

The plant extractions for the partially oxidized ore were determined from the HPGR crushed column leach test work and are summarised in Table 13-17.

Table 13-17: Partially Oxidized Ore Extractions

Test	Extractions (%)
	Au	Ag	Cu
Comp 3 Comp 4 Comp 5 Comp 6 Comp 7	60.7 63.7 65.9 65.6 64.3	59.0 54.9 40.8 45.6 57.8	31.2 45.6 34.4 37.4 57.3
Average	64.0	51.6	41.2

The values used, for the partially oxidized ore, in the design criteria were rounded to 64% for gold, 52% for silver and 41% for copper.

13.14	Selected Design Criteria

The preceding test work and overall conclusions drawn from that have determined the following basis of design which was used to develop the mineral processing plant design configuration and criteria that includes the following:

  The ore will be crushed to -8 mm using conventional crushers followed by an HPGR as the final stage of crushing;

  The ore will be agglomerated, stacked and heap leached;

  SART will be used to reduce the amount of copper and silver in the pregnant solution prior to carbon adsorption;

  The SART precipitate will be filtered for further processing or sale;

  Gold will be recovered via conventional carbon adsorption processing route;

  Metal dissolutions for the weathered ore were determined to be 76% for gold, 48% for silver and 19% for copper;

  Metal dissolutions for the partially oxidized ore were determined to be 64.0% for gold, 51.6% for silver and 41.2% for copper;

13.15	Recommended Further Test work

Future test work for the Cerro del Gallo heap leach flowsheet development and process route confirmation could include:

  Heap height determination and percolation tests at the optimum crush size and cement addition to confirm heap heights and percolation rates ;

  Triple carbon contact tests on pre and post SART solutions to confirm the carbon adsorption circuit design parameters;

  Flocculant screening and settling test work on SART slurry to determine the flocculant requirements and thickener size;

  Filtration test work of the SART precipitate to determine the operating parameters and filter size;

  Test work to determine an on-site processing method for the SART precipitate.

14.	Mineral Resources Estimates

14.1	Geological Modelling

This section is primarily taken from the 2008 Technical Report with updates from the recent re-logging and remodelling program of the gold domain during 2009. The Cerro del Gallo gold domain was re-modelled following an extensive program to re-log the core and RC chips. This program involved logging the drill holes on cross-sections spaced at 50m and systematically interpreting the geology with emphasis on gold mineralization controls. The previously defined gold domain was modelled into three low-grade domains based on the primary rock types and alteration, which was further sub-divided based on the predominant metal occurrence. The gold domains are gold-rich zones based on gold grades greater than a nominal 0.3 g/t Au that predominantly occurs within the hydrothermally altered felsic tuff sequence adjacent to the major intrusives, but also in part transects the major intrusives (Figure 17-1), especially proximal to the Southern Thrust Fault. The copper domain forms an outer copper-silver-rich zone also within the altered felsic tuff sequence and was based on gold equivalent grades nominally greater than 0.3 g/tAuEq. The copper domain included in the Technical Report 2008 was not re-modelled, but copper mineralization was modelled in the low-grade gold domains. The mineralization appears to be constrained within the altered tuff sequence, with some apparent structural controls on the limits of the alteration.

All major constraining faults were modelled, being the western N-S orientated sub-vertical dipping faults, the northern E-W trending sub-vertical La Paz Faults, and the southern E-W trending, shallowly south dipping Southern Thrust Fault (Figure 17-2). A shale sequence was also modelled as a constraining contact along the eastern side of the deposit. The outer limit of the alteration domain appears to have been defined by these major constraining faults and or drilling, except in the south-eastern and north-western areas.

Interpretation of the domains was undertaken on 50 m spaced drill sections orientated along a bearing of 030º and 210º. A predominantly sub-vertical contact between the major intrusive domain and the alteration domain has been modelled, whilst the gold and copper domains appear to be concentrically zoned around the main intrusive domain (Figure 17-2). The geological boundaries have been interpreted, or where appropriate projected, from drilling to below the extent of the block model (1,600 m RL).

Wire frames or solids were created using GEMS (Gemcom) for the three low-grade gold domains (1000, 1103 and 1105). The surface projection of the modelled low-grade extents compared against geological mapping is shown in Figure 17-1, where the outer limit of the copper domain is shown as a blue line, whilst the outer limit of the re-modelled low-grade gold domain is shown as a solid black line.

As part of the re-logging and re-modelling program an oxidation model was also created. This model was then used to create a density model and was also used to assign metallurgical recoveries based on the available test results. . The oxidation boundary is strongly influenced by fracture density proximal to the main intrusive and the structural zones. The oxidation boundary below the weathering horizon was found to extend to significant depths along the fault zones. Figure 17-3 is an example of the oxidation model superimposed on the structure wire-frames. The oxidation, particularly on the Northeast is strongly controlled by the parallel faults that form fault or shear zones up to 100 to 200m in width.

2009 Gold Domain
Alteration
Dyke
Intrusive
Arenite
Shale
Limestone
Tuff
Diamond drillhole
RC drillhole
2009 Au domain
2008 Cu domain
Scale 1:7,000

Figure 14-1 Cerro del Gallo Geological Model Extents

Figure 14-2 Cerro del Gallo Section

Figure 14-3 Cerro del Gallo Section 1027CD Oxidation and Fault Wire-Frames.

14.2	Resource Estimation Database

The drill hole database used for this study consists of 354 drill holes as summarized below in Table 14-1.

A combination of RC and DDH drill holes were utilized, with all of the data being generated by SAM since 2004.

Table 14-1 Summary of the Drill Hole Database.

COMPANY	YEAR	RC HOLES	RC METERS	CORE HOLES	CORE METERS	TOTAL DRILL HOLES
SAM	2004	3	335.3	-		3
SAM	2005	80	14,885.1	9	5,403.15	89
SAM	2006	109	24,042.26	31	12,936.1	140
SAM	2007	63	13,838.87	30	15,452.17	93
SAM	2008	25	6,493.76	4	2,592.75	29
TOTAL		280	58,620.60	74	36,384.17	354

14.3	Compositing and Flagging

The variable down hole sampling length used at Cerro del Gallo in different drilling programs (RC vs Core) provides drill hole samples of non-uniform volume support. For statistics and resource estimation the samples were composited to 3 m to provide uniform length support and better reflect the potential bulk mining scenario. These composites were then flagged with the relevant solid code. The codes were then used to impose hard boundaries during the block model interpolation procedure for gold, silver and copper.

14.4	Statistical Analysis

Although the RC and DDH drill hole data is of different volume support a previous study by Golder (2007) indicated that there were no significant differences between the distributions of these data types and therefore both drill types were combined for resource estimation.

The coefficients of variation for most of the element/domain combinations are relatively low, suggesting that the distributions are not strongly skewed and that the grade estimation process will not be strongly affected by the high grade tails of the distributions. The cumulative probability plots show few outlier values (Technical Report 2008). For the block grade estimation these high grade tails were cut to the 4g/t for gold values and 100 g/t for Ag values.

14.5	Bulk Density

A total of 895 HQ core samples were selected to represent the major lithologies for bulk density determination by SAM using the Caliper Method (Rabone and Hatcher, 2005) as follows:

1.	The ends of the core were cut with a saw perpendicular to the longitudinal axis of the core;

2.	The core was then dried;

3.	The diameter of the core was measured with a digital caliper at three points and averaged;

4.	The length of core was measured with a steel tape measure; and

5.	The mass of the dry core was determined using scientific scales with a quoted accuracy of ±0.01 gram.

The core samples represented primarily fresh silicified felsic tuffs and felsic intrusive rocks which are typical host rocks to the primary copper-gold-silver mineralization at Cerro del Gallo. A graph of bulk density against down hole depth, shown in Table 17-4, displays a consistent set of values between 2.55 and 2.75 g/cm3. Some of the higher values are associated with 22 “skarn” (massive sulphides) samples that averaged 2.83 g/cm3. A total of 631 samples were logged as alteration/volcanics and averaged 2.68 g/cm3, while 228 samples were logged as intrusive (quartz monzonite) and averaged 2.63 g/cm3. Fourteen peripheral sediment samples averaged 2.70 g/cm3.

For the resource estimate, a dry bulk density of 2.65 g/cm3 was applied to all domains below the weathering surface. A density of 2.5g/cm3 was applied to domains above the weathering surface based on the model created during the recent re-modelling program.

Figure 14-4 Bulk Density vs. Down Hole Depth

14.6	Block Model

Based on the copper-gold-silver porphyry-style mineralization, the drill hole spacing, composite length, and a potential bulk mining scenario, a block size of 5 m N by 5 m E by 5 m RL was chosen, as listed in Table 14-2. The model was rotated -300 degrees at an angle perpendicular to the dominant drilling direction.

Table 14-2 Block Model Construction

	East (X)	North (Y)	RL (Z)
Origin (m)	288,912.76	2,331,124.11	1,800
Extent (m)	1,200	1,210	600
Block Size (m)	5	5	5

The block model was coded with the geological domains using the listed wire frames and priorities. The gold domain forms an anulus in the brittle fracture zone around the intrusive stock (Figure 14-5).

Figure 14-5 Screen Capture Oblique E-W Section Gold Block Model View to NW.

14.7	Model Grade Estimation

Golder (2007) demonstrated that there were no significant correlations between Au, Ag and Cu at Cerro del Gallo and therefore these grade variables can be estimated independently.

Grade estimation was by inverse distance squared (IDP2). Grade continuity was assumed to be isotropic for all metals, and hard boundaries were used to interpolate grades into the low-grade shells.

Three search passes were used for the grade estimation as follows:

1st pass	A minimum of 9 samples and maximum of 15 samples

50 m by 50 m by 50 m (X, Y and Z)

Maximum 3 samples per drill hole i.e. at least 3 drill holes were used

2nd pass	A minimum of 7 samples and maximum of 15 samples

100 m by 100 m by 100 m (X, Y and Z)

Maximum 3 samples per drill hole i.e. at least 3 drill holes were used

3rd pass	A minimum of samples and maximum of 15 samples

150 m by 150 m by 150 m (X, Y and Z)

Maximum 2 samples per drill hole

14.8	Model Validation

Visual checks were made of the block model at all stages of construction to verify that the appropriate flagging and domaining was undertaken. Visual checks comparing the drill hole data to the estimated block grades was also undertaken. No obvious errors were noted. Screen plots of the block model gold grades were generated as part of the validation, with the 2,140 mRL plan shown as an example in Figure 14-6 and an oblique east-west section in Figure 14-7.

Figure 14-6 Au Block Model Plans for 2,140 mRL

Figure 14-7 Au Block Model - NE Section

The estimated grades in the gold block model were also validated by comparing them with the grades of the composited drill hole data, as scatter plots and QQ plots, as shown in Figure 14-8 and Figure 14-9. The plots show that the block model is smoothed (the variance of the blocks is lower than the variance of the samples). The block model was also checked for global bias using swath plot checks between IDP2 estimates and the declustered composite data (nearest neighbour estimates), showing local averages along easting, northing and elevation (Figure 14-10). The graphs compare closely except at the highest elevation, but where the number of samples is very low.

Figure 14-10 Block Gold Validation Swath Plots

With respect to the block model copper grades, a visual inspection in plan and section shows reasonable correspondence between block model and composite grades. Working with a selection of blocks falling inside the 2011 resource evaluation pit surface ($1300 Au), a comparison of the overall average of IDP2 estimates was made to the declustered (nearest neighbor) average of the composites. The IDP2 average of 854 PPM was within 1.2% of the declustered composite average of 845 PPM, which is acceptable in terms of global bias. The block model was checked for local bias with swath plots comparing ID2 block values with Nearest Neighbor (NN) estimates calculated at 50m intervals in easting and northing, and 25m in elevation (Figure 14-11)

Figure 14-11 Block Copper Validation Swath Plots

With the exception of some areas on the periphery of the model, where the number of blocks and composites is relatively low, the IDP2 and NN estimates compare well, indicating that there is no pronounced local bias. It should be noted that these analyses were based on the Weathered (WOX) and Partially Weathered (POX) materials, as there is currently no copper recovery information for Fresh (FRESH) material.

14.9	Resource Classification

After a visual review of the parameters generated during the grade estimation, such as number of samples, number of holes, estimation pass, etc, the following criteria were used to classify the mineral resource in accordance with NI43-101 guidelines:

1.	Measured Mineral Resource: a minimum of 9 samples and 3 drill holes, with the closest drill hole located within 50 m of the block centroid;

2.	Indicated Mineral Resource: a minimum of 7 samples and 3 drill holes, with the closest drill hole located within 100 m of the block centroid; and

3.	Inferred Mineral Resource: all remaining blocks within the interpreted mineralized domains.

Blocks in Domain 99 and all blocks below 1,600 were not assigned a resource classification. The former was due to lack of confidence in geological continuity. The latter was considered to be the maximum depth with reasonable prospects of eventual economic extraction with the prevailing metal prices. Blocks failing to meet the criteria to be interpolated in the first three search passes were also not assigned a resource classification.

14.10	Resource Estimate

Tim Carew, P.Geo. of Reserva International reviewed the block model and parameters utilized to calculate this latest resource estimate and found the methods and results conforms to the definitions as stated by NI43-101 and defined by the CIM Standards on Mineral Resources and Reserves Definitions and Guidelines adopted by the CIM Council in 2010.

Measured and Indicated resources, excluding Proven and Probable reserves, are shown below in Table 14-3.

Table 14-3 Cerro del Gallo Resource (Excluding Proven and Probable Reserves)

Category	Total
	K Tonnes	g Au/t	K Ozs Au	g Ag/t	K Ozs Ag	Cu %	K lbs Cu
Measured	39,863	0.61	781	13.8	17,714	0.10	88,790
Indicated	8,015	0.55	142	11.0	2,832	0.08	14,608
Measured & Indicated	47,878	0.60	923	13.3	20,546	0.10	103,398

These resources are reported using internal cut-off grades of 0.24, 0.29, and 0.34 gAuEq/t for weathered, partially oxidized, and fresh material respectively.

14.11	Other Resource Estimates

It should be noted that previous resource estimates have been compiled to also include Cu mineralization in addition to Au and Ag. In “Technical Report on the Cerro del Gallo deposit within the San Antón Property Mexico” (2008) Golder Associates reported the resource using a 0.2 g/t Au cut-off grade in the gold domain and a 0.07 % Cu cut-off grade in the intrusive and copper domains as tabulated below in Table 14-4.

Table 14-4 Cerro del Gallo Mineral Resource

Class	Mt	Au g/t	Ag g/t	Cu %
Measured	225	0.35	13	0.11
Indicated	236	0.19	10	0.11
Measured + Indicated	461	0.27	11	0.11
Inferred	166	0.11	7	0.10

The Technical Report (2008) also reported resources by domain, copper, intrusive and the gold domain. The reported resource within the gold domain is shown in Table 14-5.

Table 14-5 Gold Domain at 0.2/gt Au Cut-Off

Class	Mt	Au g/t	Ag g/t	Cu %
Measured	129	0.54	12	0.09
Indicated	80	0.38	8	0.08
Measured + Indicated	209	0.48	11	0.08
Inferred	20	0.30	7	0.09

14.12	Resource Estimate Risks

Risks pertaining to the Mineral Resource estimate include:

1.	Geological interpretation with respect to local short range controls on the mineralization, such as fracture veinlet orientations in relation to drilling;

2.	The identification of significant fracture zones, on which any potential post mineralization movement, is not fully understood. However, no significant displacements have been recognized to date;

3.	The Mineral Resource is sensitive to Au cut-off grade.

15.	Mineral Reserve Estimates

15.1	Introduction

In May, 2011, Mine Development Associates (“MDA”) completed a feasibility-level mine study for San Antón Resource Corp. (“San Antón”). The 2011 MDA Mine Study was incorporated into an updated Technical Report entitled “Technical Report Feasibility Study and Preliminary Assessment Cerro del Gallo Project Guanajuato, Mexico (“2011 Technical Report”). Since that time, San Antón commissioned Sedgman Metals Engineering Services (“Sedgman”) to update the processing portion of the feasibility study as a definitive feasibility study (“DFS”). The DFS modifies the processing of material in order to capture copper values, allowing for the capture of additional mineralization from the deposit.

The 2011 Technical Report didn’t report copper as either a resource or a reserve. San Antón has requested that the resources and reserves be updated to include the copper portion of the mineralization so that the copper can be properly reported. Reserva International of Reno Nevada is responsible for the update of copper values and has provided MDA documentation on that update. MDA has used this copper resource to update the mine study based on the same pits and cut-off grades that were used in the 2011 Technical Report. This mining report updates the reserves and is intended for inclusion into the updated DFS study and resulting Technical Report.

The 2011 Technical Report also included a Preliminary Assessment (“PA”) case of processing non-oxide (“Fresh”) material by means of milling in a Carbon in Leach (“CIL”) plant to be built in approximately year 5. This information has not been updated and is omitted from this report. For more information related to the PA case, please refer to the 2011 Technical Report.

MDA has relied on data received from San Antón and their consultants to complete this mining study, including resource model, geotechnical reports, metallurgical costs and recoveries, property and concession boundaries, and financial analysis. MDA understands that the work has been done by or under the supervision of Qualified Persons (“QP”) as defined by NI 43-101 guidelines.

15.2	Pit Optimization

Pit optimization was done to reconfirm that pit designs were appropriate for the reporting of reserves. The optimizations were prepared using Gemcom’s Whittle software to define pit limits with input for economic and slope parameters. Economic parameters were determined from the updated DFS studies and the final mining costs from this study. Slope parameters were provided by Ken Myers of the Mines Group Inc. in Reno, Nevada. Initial mining costs were based on the 2010 scoping study along with MDA’s experience.

Optimization used only Measured and Indicated material for processing. All Inferred material was considered to be waste.

Varying gold prices were used to evaluate the sensitivity of the deposit to the price of gold as well as to develop a strategy for optimizing project cash flow. To achieve cash-flow optimization, mining phases or push backs were developed using the guidance of Whittle pit shells at lower gold prices.

15.2.1	Economic Parameters

Economic parameters are provided in Table 15-1. The mining cost for weathered material was discounted in anticipation of reduced drilling and blasting costs due to the softer nature of the material. All other mining uses a final mining cost from this study estimated to be $1.67 per tonne.

Table 15-1 Economic Parameters

15.2.2	Slope Parameters

Recommendations for slope parameters were provided by Ken Meyers of the Mines Group Inc. (“Mines Group”). The recommendations as used for pit design are shown in Table 15-3. The maximum inner-ramp angle (IRA) recommendations ranged from 45° to 49°. For pit optimization, a 45° angle was used for all sectors which resulted in an optimized pits shell that was reasonable for pit design with the inclusion of ramps.

15.2.2.1.	Pit Limitations

A major drainage runs along the northwest side of the ultimate pit. For the purpose of the pit optimization, a boundary was designed that is a rough 8 to 10 meter offset from the center of the drainage toward the deposit. Blocks within this boundary were given an extreme mining cost to ensure the pit would not encroach on the drainage. This boundary is shown in red with the ultimate pit design in Figure 15-1.

Figure 15-1 Drainage Boundary

15.2.3	Pit-Optimization Results

Whittle pit optimizations were updated using the economic and slope parameters described in previous sections. Pit optimizations were completed using prices of $300 to $2,000 per ounce Au in increments of $20 per ounce Au in order to analyse the deposit’s sensitivity to gold prices. Results for $100 per ounce increments are shown in Table 15-2.

The resulting pit shells were compared visually with the pit designs described in the 2011 Technical Report. The visual inspection shows that the previous pit designs are a subset of the optimized pit shells and that the pit designs, while not optimal, are sufficient for statement of reserves.

Table 15-2 Whittle Pit Optimization Results

	Processed							Waste K Tonnes	Total K Tonnes	Strip Ratio
Au Price	K Tonnes	g Au/t	K Au Ozs	g Au/t	K Ag Ozs	Cu %	K Lbs Cu
$ 300	209	1.81	12	12.0	81	0.10	446	167	376	0.80
$ 400	3,510	1.23	139	15.5	1,752	0.07	5,581	2,933	6,443	0.84
$ 500	10,004	0.99	319	15.5	5,000	0.08	17,401	6,370	16,374	0.64
$ 600	15,182	0.88	428	15.6	7,594	0.08	27,414	8,375	23,557	0.55
$ 700	22,756	0.78	569	16.2	11,870	0.08	40,978	16,079	38,835	0.71
$ 800	27,889	0.74	667	15.6	14,030	0.08	50,386	24,594	52,482	0.88
$ 900	33,989	0.72	783	14.3	15,648	0.09	63,982	40,332	74,321	1.19
$ 1,000	36,115	0.70	816	14.0	16,249	0.08	67,591	44,465	80,580	1.23
$ 1,100	38,261	0.69	852	13.7	16,862	0.08	71,197	51,440	89,701	1.34
$ 1,200	40,838	0.68	898	13.3	17,472	0.08	76,290	62,971	103,809	1.54
$ 1,300	41,871	0.68	915	13.1	17,692	0.08	77,816	67,212	109,083	1.61
$ 1,400	42,457	0.68	925	13.1	17,900	0.08	78,946	70,751	113,208	1.67
$ 1,500	43,402	0.67	941	13.0	18,173	0.08	80,761	77,384	120,786	1.78
$ 1,600	44,083	0.67	952	12.9	18,333	0.08	81,869	81,984	126,067	1.86
$ 1,700	44,644	0.67	961	12.9	18,509	0.08	82,792	87,136	131,779	1.95
$ 1,800	45,227	0.67	971	12.8	18,679	0.08	83,749	92,671	137,898	2.05
$ 1,900	45,483	0.67	975	12.8	18,774	0.08	84,169	95,025	140,509	2.09
$ 2,000	45,698	0.67	978	12.8	18,819	0.08	84,533	96,803	142,501	2.12

15.3	Pit Designs

This study uses the previous pit designs as documented in the 2011 Technical Report to define reserves. The previous designs are well inside of the potential ultimate pit as defined by Whittle pit optimization, meaning that while the current designs are not optimum, they illustrate that the current designs can be feasibly mined at a profit. Cerro Resources has made a decision to maintain the same pit designs that were presented in the 2011 Technical Report for the DFS.

The following describes the previous pit designs that were created and documented in the 2011 Technical Report.

Detailed pit designs were completed for the 2011 Feasibility, including an ultimate pit and internal pits. The ultimate pit was designed to allow mining of economic resources identified by Whittle pit optimization while providing safe access for people and equipment. The internal pits or phases within the ultimate pit were designed to enhance the project by mining higher-value blocks from the model earlier in the mine life.

Pit design was completed using two primary phases: the first to the southwest, and the second to the northeast. Due to the elongated nature of the pits, each was split into an A and B sub-phase to better define haulage cycle times and sequencing for mine scheduling purposes. Thus, to complete the ultimate pit, phases 1A, 1B, 2A, and 2B were designed.

The following sections describe the parameters used for pit design and details the resulting designs and reserves.

15.3.1	Bench Height

Pit designs were created using five-meter benches for mining. This corresponds to the resource model block heights, and MDA believes this to be reasonable with respect to dilution and equipment, which are anticipated to be used to mine the Cerro del Gallo deposit.

15.3.2	Pit Slopes

Slope parameters were based on studies provided by Ken Meyers of the Mines Group. The recommendations were given for seven sectors around the anticipated pit in the form of maximum inner-ramp angle (“IRA”), bench-face angle (“BFA”), bench heights (“BH”), and catch bench widths (“Berms”). In the case of these parameters, the BH is given as the height between catch benches. It is assumed that a catch bench will be added every third bench making the BH for slope parameters 15m. The berm widths were rounded to the nearest half meter, and the resulting net IRA was calculated from the BH, BFA, and berm. The slope parameters used for pit design are shown in Table 15-3 and Figure 2.4.

Table 15-3 Pit Design Slope Parameters

Sector	BFA (°)	Max IRA (°)	BH	Berms (m)	Net IRA (°)
A1 A2 A3 B1 B2 C1 C2	67 72 64 79 67 75 81	48 49 45 48 47 49 48	15 15 15 15 15 15 15	7.5 8.0 7.5 10.5 7.5 9.0 11.0	47.2 49.4 45.4 48.2 47.2 49.0 48.3

Figure 15-2 Slope Sectors Provided by Mines Group

15.3.3	Haulage Roads

Ramps were designed to have a maximum centerline gradient of 10%. In areas where the ramps may curve along the outside of the pit, the inside gradient may be up to 11% or 12% for short distances.

Mining will start on top of the hill requiring downhill hauls as the upper portions of phase 1A and phase 2A are mined. These haul roads will be cut into the side of the hill within the mining phases. Placing the roads inside of the mining phase allows for the road to be mined out as mining progresses but maintains access for mining operations in the upper benches of each phase. While additional roads have not been designed to be left in the high-wall, it is anticipated that operations will maintain narrow pickup roads from berm to berm to maintain access to the top of the hill after mining.

Ramp width considered the widest truck width to be used in mine planning. Mine plans use Komatsu HD605-7 63-tonne size trucks, which have operating widths of 5.4 meters. For haul roads inside of the pit, a single safety berm on the pit side of the roadway will be required to be at least half the height of the largest vehicle tire that uses the road. MDA assumes that safety berms can be created at a 1.5 horizontal to 1 vertical slope using run-of-mine material. A flat top on the berms of 0.33 meters is assumed, and a berm height of 1.77 meters provides half of the truck tire heights plus 10% for HD605-7 trucks. The 10% addition is used to ensure that the berm height exceeds half of the truck tire height in all cases. A ramp design width of 23 meters was used inside of pits where two-way traffic is expected, which after subtracting for safety berms provides 3.22 times the truck width for running room.

In lower portions of the pits where haulage requirements allow use of one-way traffic, haul roads are designed to a width of 14 meters. This provides 1.55 times the width of HD605-7 trucks for running width.

Haul roads outside of pit designs have been designed to be 30 meters wide to account for an additional safety berm yielding 3.47 times the width of HD605-7 trucks for running room.

15.3.4	Ultimate Pit

The ultimate pit design was created using the 2011 Technical Report $1,000 pit shell as a guide. In addition, the block model grades where displayed while creating the design to aid in ramp placement. The ultimate pit design is shown in Figure 15-3.

Figure 15-3 Ultimate Pit Design

15.3.5	Pit Phasing

Pit phases were created to improve the project’s Net Present Value (“NPV”) by mining higher-value material in the initial years while providing sufficient ore feed to the crusher and maintaining access for people and equipment. The ultimate pit is achieved by mining two primary phases: Phase 1 to the southwest and phase 2 to the northeast. Due to the elongated nature of both phases and to maintain a reasonable schedule for 94 production, the two primary phases were split into A and B components. This results in an ultimate pit that is achieved by mining four phases: Phase 1A, 1B, 2A, and 2B.

Phase 1A mines from the top of the pit down to the 2,170-meter bench, where the mining in the northern portion is complete. It is important to complete the mining in the north end of phase 1A prior to mining too deep in the central portion of the pit phase as access could be cut off. If this were to happen, access could be regained from the northwest, although it would come at a cost.

Phase 1B mines the remainder of material to depth in the central and southern portions of the overall phase 1 pit.

Phase 2A mines the northeastern portions of the pit and finishes the southern mining to depth. The northern portion of phase two is completed to full depth in this design; however, the southern portion is only mined to the 2,170-meter bench. Phase 2B completes mining in the western and southern areas below phase 1B.

Phase 1A, 1B, and 2A are shown in Figure 15-4, Figure 15-5, and Figure 15-6 respectively. Phase 2B mining is shown as the ultimate pit in Figure 15-3.

Figure 15-4 Phase 1A Pit Design

Figure 15-5 Phase 1B Pit Design

Figure 15-6 Phase 2A Pit Design

15.4	Cut-off Grade

Cut-off grades have been calculated using the economic parameters shown in Section 15.2.1 with $1,340 per ounce Au. Both internal and external cut-off grades have been calculated for weathered, partially oxidized, and fresh material and are shown in Table 15-4. The internal cut-off grade is used for scheduling and reporting of resources inside of the pit and assumes that, since the pit needs to be mined regardless of whether a block is ore or waste, the mining cost is a sunk cost and is not used in the cut-off grade calculation. The external cut-off grade is a breakeven cut-off grade that includes the mining cost and is provided for comparison purposes.

Table 15-4 Cut-off Grades

Cutoff Grades (g AuEq/t)
	Internal	External
Weathered Partially Oxidized	0.24 0.28	0.28 0.34

Cut-off grades are applied to Au equivalent (“AuEq”) grades. The Au equivalent grade calculation takes into consideration Au and Ag recoveries and the price of metals. The AuEq grade is calculated as follows:

AuEq = g Au/t +	g Ag/t AuEq Fact

Where:

AuEq Fact =	AuPrice - AuRefineCost AuRecovery * AuPrice - AuRefineCost AuRecovery

AuEq factors we not changed from the 2011 Technical Report, which is a conservative approach. The 2011 Technical Report AuEq factors were 118 and 116 for weathered and partially oxidized material respectively.

15.5	Dilution

The resource model with block sizes of 5m by 5m by 5m was used to estimate reserves. The model was estimated based on this block size, and this model was used to define the ultimate pit limit and to estimate Proven and Probable reserves. MDA considers the 5m by 5m by 5m block size to be reasonable for mining the deposit with the equipment that has been selected and believes that this represents an appropriate amount of dilution for statement of reserves.

15.6	Reserves

Mineral reserves for the project were developed by applying relevant economic criteria in order to define the economically extractable portions of the resource. MDA developed the reserves to meet NI 43-101 standards. The NI 43-101 standards rely on the CIM Definition Standards on Mineral Resources and Mineral Reserves adopted by the CIM council. CIM standards define Proven and Probable Reserves as:

Mineral Reserve

Mineral Reserves are sub-divided in order of increasing confidence into Probable Mineral Reserves and Proven Mineral Reserves. A Probable Mineral Reserve has a lower level of confidence than a Proven Mineral Reserve.

A ‘Mineral Reserve’ is the economically mineable part of a Measured or Indicated Mineral Resource demonstrated by at least a Preliminary Feasibility Study. This Study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified. A Mineral Reserve includes diluting materials and allowances for losses that may occur when the material is mined.

Mineral Reserves are those parts of Mineral Resources which, after the application of all mining factors, result in an estimated tonnage and grade which, in the opinion of the Qualified Person(s) making the estimates, is the basis of an economically viable project after taking account of all relevant processing, metallurgical, economic, marketing, legal, environment, socio-economic and government factors. Mineral Reserves are inclusive of diluting material that will be mined in conjunction with the Mineral Reserves and delivered to the treatment plant or equivalent facility. The term ‘Mineral Reserve’

need not necessarily signify that extraction facilities are in place or operative or that all governmental approvals have been received. It does signify that there are reasonable expectations of such approvals.

Probable Mineral Reserve

A ‘Probable Mineral Reserve’ is the economically mineable part of an Indicated, and in some circumstances a Measured Mineral Resource demonstrated by at least a Preliminary Feasibility Study. This Study must include adequate information on mining, processing, metallurgical, economic, and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified.

Proven Mineral Reserve

A ‘Proven Mineral Reserve’ is the economically mineable part of a Measured Mineral Resource demonstrated by at least a Preliminary Feasibility Study. This Study must include adequate information on mining, processing, metallurgical, economic, and other relevant factors that demonstrate, at the time of reporting, that economic extraction is justified.

Application of the Proven Mineral Reserve category implies that the Qualified Person has the highest degree of confidence in the estimate with the consequent expectation in the minds of the readers of the report. The term should be restricted to that part of the deposit where production planning is taking place and for which any variation in the estimate would not significantly affect potential economic viability.

Table 15-5 reports the Proven and Probable reserves based on the pit designs discussed in previous sections, and

Table 15-6 shows the reserves by material type and pit phase. Note that only the weathered and partially oxidized material is considered for Proven and Probable reserves. These reserves are shown to be economically viable based on cash-flows provided by San Antón and their consultants. MDA has reviewed the cash-flows and believes that they are reasonable for the statement of Proven and Probable reserves.

Table 15-5 Proven and Probable Reserves

	Total
	K Tonnes	g Au/t	Ozs Au	g Ag/t	Ozs Ag	Cu%	K Lbs Cu
Proven Probable	28,223 3,956	0.71 0.54	643 69	15.05 13.20	13,655 1,679	0.08 0.07	50,247 6,197
Proven and Probable	32,179	0.69	712	14.82	15,335	0.08	56,443

Reserves are reported using a cut-off grade of 0.24 g AuEq/t and 0.28 g AuEq/t for weathered and partial oxide material, respectively

Table 15-6 Proven and Probable Bench Reserves by Phase

		Ph1A	Ph1B	Ph2A	Ph2B	Total
Weakly Oxidized	K Tonnes g Au/t oz Au g Ag/t oz Ag Cu% K Lbs Cu	9,275 0.65 193 15.13 4,513 0.07 15,075	- - - - - - -	4,279 0.52 72 18.80 2,586 0.09 8,345	- - - - - - -	13,554 0.61 264 16.29 7,099 0.08 23,419
Partially Oxidized	K Tonnes g Au/t oz Au g Ag/t oz Ag Cu% K Lbs Cu	6,004 0.85 164 12.05 2,326 0.07 9,848	2,379 0.78 59 6.25 478 0.06 3,218	9,119 0.69 203 17.82 5,223 0.09 18,554	1,123 0.60 22 5.75 208 0.06 1,404	18,625 0.75 448 13.75 8,235 0.08 33,024
Total Oxidized	K Tonnes g Au/t oz Au g Ag/t oz Ag Cu% K Lbs Cu	15,279 0.73 356 13.92 6,839 0.07 24,923	2,379 0.78 59 6.25 478 0.06 3,218	13,398 0.64 275 18.13 7,810 0.09 26,899	1,123 0.60 22 5.75 208 0.06 1,404	32,179 0.69 712 14.82 15,335 0.08 56,443
Waste	K Tonnes	6,260	621	20,819	1,717	29,417
Total	K Tonnes	21,539	3,000	34,217	2,840	61,597
Strip Ratio	K Tonnes	0.41	0.26	1.55	1.53	0.91

Reserves are reported using a cut-off grade of 0.24 g AuEq/t and 0.28 g AuEq/t for weathered and partial oxide material respectively

15.6.1	In-pit Inferred Resources

In-pit reserves and resources are reported based on the resource model classification. Due to the tight exploration drill spacing within the gold and silver zone, there are no Inferred resources inside of ultimate pit designs.

16.	Mining Methods

The Cerro del Gallo project has been planned as an open-pit truck and shovel operation. The truck and shovel method provides reasonable cost benefits and selectivity for this type of deposit. Only open-pit mining methods are considered for mining at Cerro del Gallo.

16.1	Mine-Waste Facilities

Mine-waste facilities have been designed to permanently contain the waste material associated with reserves in the pit. The ultimate design incorporates an angle of repose slope of 36° with catch benches of 22.5 meters on 20 meter lifts. During the mine life, as opportunity arises, slopes will be dozed to a slope of 2.5 to 1.

The ultimate dump design has a maximum height of 140 meters. As the design is located in a lower valley below the pit, the average height of the dump will be approximately 60 meters above original ground. Using a 1.40 swell factor, total dump capacity is approximately 39.2 million tonnes, which is 31% larger than required to store waste associated with the pit reserves.

16.2	Mine-Production Schedule

Mine production schedules were created using MineSched software from Gemcom. Proven and Probable reserves were used to schedule mine production. The production schedule is constrained by anticipated loading equipment, and the truck requirements are back calculated based on the schedule and truck cycle times. The production schedule provides approximately 4.5 million tonnes of ore delivered to the crusher. Waste is hauled to a single waste dump to the east of the pit.

All fresh material was assumed to be hauled to the waste dump. In reality, some of the material would be separated to stockpile fresh material above an economic cut-off for CIL processing at a later time. The stockpile would be located on the waste dump nearest the waste dump haul road. This allows for minimal cost when re-handling material.

As stripping is non-existent at the beginning of the schedule, no pre-production mining has been planned. However, some activities such as road construction and barrow mining for construction needs may occur during the construction period. An allocation for road construction has been included into the mine capital for the project. Waste material is available on the east side of the pit in the phase 2 area and while MDA has not scheduled material to be mined from this area for construction purposes, there is an opportunity to reduce some capitalized construction costs using material from inside of the ultimate pit footprint.

Table 16-1 shows the mine-production schedule. Ore from the mine is to be sent from the pit directly to the crusher prior to heap leaching. A small stockpile may be maintained near the crusher so that trucks may dump and return to mining operations in the event of unexpected crusher down time.

Yearly pit maps have been included in Appendix A. These maps also show the growth of the waste dump and leach pad through the mine life. Note that the leach pad growth is shown conceptually based on MDA’s understanding of the leach pad operation and designs.

Table 16-1 Annual Mine Production Schedule

Yr -1	Yr 1	Yr 2	Yr 3	Yr 4	Yr 5	Yr 6	Yr 7	Yr 8	Yr 9	Yr 10	Total
Total	Wox1	K Tonnes	-	3,365	3,140	1,263	1,674	641	863	56	-	-	-	11,001
		g Au/t	-	0.64	0.71	0.58	0.38	0.44	0.97	1.10	-	-	-	0.63
	Weakly	K Ozs Au	-	69	72	23	20	9	27	2	-	-	-	223
	Oxidized	g Ag/t	-	13.75	13.30	22.47	19.17	26.24	17.28	8.91	-	-	-	16.43
	Proven	K Ozs Ag	-	1,488	1,343	912	1,032	541	479	16	-	-	-	5,811
	Reserves	Cu%	-	0.06	0.08	0.11	0.09	0.09	0.11	0.12	-	-	-	0.08
		K Lbs Cu	-	4,158	5,442	2,962	3,429	1,226	2,180	152	-	-	-	19,549
	Wox2	K Tonnes	-	954	239	384	656	247	69	3	-	-	-	2,553
		g Au/t	-	0.53	0.90	0.41	0.41	0.40	0.58	0.79	-	-	-	0.51
	Weakly	K Ozs Au	-	16	7	5	9	3	1	0	-	-	-	42
	Oxidized	g Ag/t	-	14.26	15.43	11.52	18.24	23.00	9.80	12.97	-	-	-	15.70
	Probable	K Ozs Ag	-	437	119	142	385	182	22	1	-	-	-	1,289
	Reserves	Cu%	-	0.05	0.09	0.06	0.08	0.09	0.11	0.10	-	-	-	0.07
		K Lbs Cu	-	1,086	469	524	1,133	488	166	6	-	-	-	3,871
	Pox1	K Tonnes	-	191	1,076	2,609	1,996	2,916	3,225	4,334	876	-	-	17,222
		g Au/t	-	0.71	0.88	0.87	0.77	0.71	0.63	0.76	0.91	-	-	0.76
	Partially	K Ozs Au	-	4	30	73	49	66	66	105	26	-	-	420
	Oxidized	g Ag/t	-	13.83	14.77	11.96	12.72	12.56	18.14	14.11	14.41	-	-	14.17
	Proven	K Ozs Ag	-	85	511	1,003	816	1,177	1,881	1,966	406	-	-	7,845
	Reserves	Cu%	-	0.06	0.08	0.08	0.08	0.08	0.08	0.08	0.09	-	-	0.08
		K Lbs Cu	-	264	1,883	4,501	3,700	5,338	5,816	7,434	1,763	-	-	30,698
	Pox2	K Tonnes	-	3	45	244	174	487	343	107	0	-	-	1,403
		g Au/t	-	0.63	1.43	0.65	0.49	0.58	0.54	0.71	0.28	-	-	0.61
	Partially	K Ozs Au	-	0	2	5	3	9	6	2	0	-	-	27
	Oxidized	g Ag/t	-	24.94	10.20	7.10	8.81	10.94	7.40	4.53	2.60	-	-	8.66
	Probable	K Ozs Ag	-	2	15	56	49	171	82	16	0	-	-	391
	Reserves	Cu%	-	0.08	0.05	0.06	0.08	0.08	0.08	0.06	0.02	-	-	0.08
		K Lbs Cu	-	5	51	312	294	912	599	153	0	-	-	2,326
	Total Ore	Tonnes	-	4,512	4,500	4,500	4,500	4,291	4,500	4,500	876	-	-	32,179
		g Au/t	-	0.62	0.77	0.74	0.56	0.63	0.69	0.76	0.91	-	-	0.69
	Proven	Au Ozs	-	90	111	107	81	88	100	110	26	-	-	712
	and	g Ag/t	-	13.87	13.73	14.61	15.77	15.02	17.03	13.82	14.41	-	-	14.82
	Probable	Ozs Ag	-	2,012	1,987	2,113	2,282	2,072	2,464	1,999	406	-	-	15,335
	Reserves	Cu%	-	0.06	0.08	0.08	0.09	0.08	0.09	0.08	0.09	-	-	0.08
		K Lbs Cu	-	5,512	7,845	8,299	8,556	7,963	8,761	7,745	1,763	-	-	56,443
	Dmp*	Tonnes	-	339	1,735	3,061	4,257	9,094	6,541	4,137	254	-	-	29,417
	Total Mined	Tonnes	-	4,851	6,235	7,561	8,757	13,385	11,041	8,637	1,129	-	-	61,597
		Strip Ratio		0.08	0.39	0.68	0.95	2.12	1.45	0.92	0.29			0.91

16.3	Equipment Selection and Productivities

Cerro del Gallo has been planned as an open-pit mine using large haul trucks, hydraulic shovels, and front-end loading equipment. Mine production assumes the use of an 11-cubic-meter Komatsu PC2000 hydraulic shovel and a 6.8 -cubic-meter WA 600 front-end loader loading 63-tonne Komatsu 605-7 trucks. The inclusion of this equipment into the mining study is due to favourable budgetary estimates received but in no way indicates the final selection of equipment. Final selection will be determined by management and may differ from the equipment specified in this study; however, it is assumed that the size and amount of equipment will be similar.

Shovel and loader maximum productivities were estimated using appropriate assumptions for mechanical availability, operating efficiencies, and fill factors along with the truck sizes to be loaded. The maximum productivity estimate is shown in Table 16-2. The productivity is shown as a maximum possible, and achievement of this productivity would require trucks to be present at the loading equipment during operation eliminating any excess standby time for the loading equipment. Final production is estimated based on a combination of ore requirements to fill processes, loading equipment available hours, and truck available hours.

Truck productivity is based on detailed truck cycle times that have been estimated for each block to be mined. The cycle times take into consideration the block’s position on the bench, the time required to travel to the bench exit, required travel time to exit the pit phase, and the time needed to reach the destination for each material type. The ex-pit cycle time for ore was assumed to be fixed as material would be primarily dumped into the crusher with minimal stockpiling occurring. The ex-pit component of the waste cycle time includes additional travel, due to the expanding waste dump, dependent on a predetermined dumping sequence.

The number of trucks required for each period was calculated based on the number of truck hours required each period and parameters such as truck size, operating efficiencies, and truck availability. Loading and haulage equipment usage is shown in Table 16-3.

Table 16-2 Maximum Loading Productivity Estimate

		PC2000-8 HD605-7	WA 600-6 HD605-7
Loading Parameters
Shovel Mech. Avail.	%	85%	85%
Operating Efficiency	%	83%	83%
Bucket Capacity	cym	11	6.8
Bucket Fill Factor	%	95%	95%
Avg. Cycle Time	sec	27	45
Truck Parameters
Truck Mech. Avail.	%	85%	85%
Operating Efficiency	%	83%	83%
Volume Capacity	cym	40	40
Tonnage Capacity	lt (Wet)	63	63
Truck Spot Time	sec	25	25

		PC2000-8 HD605-7	WA 600-6 HD605-7
Shovel Productivity
Effective Bucket Capacity	cyd	10.45	6.46
Tonnes per Pass - Wet	lst (Wet)	20.2	12.5
Tonnes per Pass - Dry	lst (Dry)	18.7	11.5
Theoretical Passes - Vol	passes	3.83	6.19
Theoretical Passes - Wt	passes	3.13	5.06
Actual Passes Used	passes	3.5	5.0
Truck Tonnage - Wet	wmt/load	63	62
Truck Tonnage - Dry	dmt/load	58	58
Truck Capacity Utilized - Vol	%	82%	81%
Truck Capacity Utilized - Wt	%	100%	99%
Load Time	min	2.22	4.17
Theoretical Productivity	dst/hr	1,579	831
Tonnes per Operating Hour	dst/hr	1,310	690
Tonnes per Day	dst/day	23,400	12,300
Potential - 355 day year	t/year	8,307,000	4,366,500

Table 16-3 Annual Load and Haul Equipment Requirements

Section	Group	Item	Yr-1	Yr 1	Yr 2	Yr 3	Yr 4	Yr 5	Yr 6	Yr 7	Yr 8	Yr 9	Yr 10
		Total K Tonnes Moved	-	4,851	6,235	7,561	8,757	13,385	11,041	8,637	1,129	-	-
Mine Schedule	Standby Time	Days per Period	-	366	365	365	365	366	365	365	58	-	-
		Holidays per Period	-	5	5	5	5	5	5	5	5	-	-
		Weather Delays	-	5	5	5	5	5	5	5	5	-	-
		Days per Week	-	7	7	7	7	7	7	7	7	-	-
		Shifts per Day	-	2	2	2	2	2	2	2	2	-	-
		Hrs per Shift	-	12	12	12	12	12	12	12	12	-	-
		Scheduled Hrs / Period	-	8,544	8,520	8,520	8,520	8,544	8,520	8,520	1,162	-	-
	Delays / Efficiency	Lunch Breaks	-	0.50	0.50	0.50	0.50	0.50	0.50	0.50	0.50	-	-
		Shift Startup / Shutdown	-	0.50	0.50	0.50	0.50	0.50	0.50	0.50	0.50	-	-
		Breaks	-	0.50	0.50	0.50	0.50	0.50	0.50	0.50	0.50	-	-
		Safety / Training Hrs/Shift	-	0.25	0.25	0.25	0.25	0.25	0.25	0.25	0.25	-	-
		Misc - Blast & Move	-	-	-	-	-	-	-	-	-	-	-
		Operator Hours after Misc	-	7,298.00	7,277.50	7,277.50	7,277.50	7,298.00	7,277.50	7,277.50	992.20	-	-
		Gross Operator Efficiency	0%	85%	85%	85%	85%	85%	85%	85%	85%	0%	0%
Truck Fleet	Komatsu HD605-7	Truck Availability	0.0%	90.0%	89.2%	88.2%	88.0%	87.7%	86.7%	86.1%	85.7%	0.0%	0.0%
		Available Truck Operating Hrs	-	26,273	32,458	32,094	44,829	57,581	56,765	56,401	6,800	-	-
		Productive Truck Hrs Used	-	19,296	23,718	26,576	33,004	46,498	43,146	44,646	5,204	-	-
		Operating Efficiency	0.0%	83.3%	83.3%	83.3%	83.3%	83.3%	83.3%	83.3%	83.3%	0.0%	0.0%
		Truck Operating Hrs Used	-	23,155	28,461	31,891	39,604	55,798	51,775	53,575	6,245	-	-
		Remaining Operating Hrs	-	3,118	3,996	203	5,225	1,784	4,990	2,825	555	-	-
		Use of Operating Hours	0%	88%	88%	99%	88%	97%	91%	95%	92%	0%	0%
Loader Fleet	Komatsu WA600-6	Excavator Availability	0%	90%	89%	88%	87%	87%	86%	86%	85%	0%	0%
		Available Excav Operating Hrs	-	6,568	6,477	6,404	6,331	6,349	6,288	6,259	843	-	-
		Assumed % of Production	0%	10%	15%	15%	15%	35%	25%	15%	15%	0%	0%
		K Tonnes Mined	-	485	935	1,134	1,314	4,685	2,760	1,296	169	-	-
		Productive Excav Hrs Used	-	584	1,126	1,365	1,582	5,640	3,323	1,560	204	-	-
		Operating Efficiency	0.0%	83.3%	83.3%	83.3%	83.3%	83.3%	85.4%	83.3%	83.3%	0.0%	0.0%
		Excav Operating Hrs Used	-	701	1,351	1,639	1,898	6,768	3,891	1,872	245	-	-
		Remaining Operating Hrs	-	5,867	5,126	4,766	4,434	(419)	2,396	4,387	599	-	-
		Use of Operating Hours	0%	11%	21%	26%	30%	107%	62%	30%	29%	0%	0%
Shovel Fleet	Komatsu PC2000-8	Excavator Availability	0%	90%	89%	88%	87%	87%	86%	86%	86%	0%	0%
		Available Excav Operating Hrs	-	6,568	6,477	6,404	6,331	6,349	6,288	6,259	853	-	-
		Assumed % of Production	0%	90%	85%	85%	85%	65%	75%	85%	85%	0%	0%
		K Tonnes Mined	-	4,366	5,300	6,427	7,444	8,700	8,281	7,342	960	-	-
		Productive Excav Hrs Used	-	2,765	3,356	4,070	4,714	5,510	5,245	4,650	608	-	-
		Operating Efficiency	0.0%	83.3%	83.3%	83.3%	83.3%	83.3%	85.4%	83.3%	83.3%	0.0%	0.0%
		Excav Operating Hrs Used	-	3,318	4,028	4,884	5,657	6,612	6,141	5,580	730	-	-
		Remaining Operating Hrs	-	3,250	2,449	1,520	674	(263)	147	679	124	-	-
		Use of Operating Hours	0%	51%	62%	76%	89%	104%	98%	89%	85%	0%	0%

17.	Recovery Methods

17.1	Process Plant Description

The processing plant design has been based on the test work results and information supplied by Cerro Resources and test work managed by Sedgman. The processing plant has been designed to have excess capacity to anticipate higher metal recovery in the future. The design throughput rate has been determined by Cerro Resources and will be 4.5 Mt/a.

The flow sheet design is broadly based upon a conventional cyanide heap leach and gold on carbon recovery technologies but will incorporate a SART processing stage to facilitate copper removal prior to gold recovery. The plant design is based on the treatment of both fully and partially oxidised ores, with the design grade for oxidised and partially oxidised ore being between 0.60 - 0.75 g/t Au, 13.7 - 16.2 g/t Ag and 562 - 867 ppm Cu, as per the mine plan. The plant is planned to produce annually on average:

  62,246 oz of Au and 17,185 oz of Ag in doré;

  884 t of Cu, 2096 oz of Au and 1,052,604 oz. Ag as a sulphide precipitate.

The proposed processing facility comprises the following unit operations:

  Crushing in three stages to -8mm, using a HPGR as a tertiary crusher;

  Agglomeration and stacking;

  Cyanide heap leaching;

  SART to recover a high grade copper/silver precipitate for further processing or sale;

  Gold recovery via carbon in columns adsorption;

  Elution;

  Electrowinning and gold room refining;

  Carbon regeneration;

  Reagent mixing, storage and distribution;

  Water supply, recovery and distribution services;

  Air supply and distribution services.

Table 17-1: Summary of Major Design Criteria

Description		Value	Unit
Oxide Ore Plant Feed Grade
Gold	Nominal	0.60	g/t
Silver	Nominal	16.2	g/t
Copper	Nominal	867	ppm
Partially Oxide Ore Plant Feed Grade
Gold	Nominal	0.75	g/t
Silver	Nominal	13.8	g/t
Copper	Nominal	562	ppm
Heap Leach Extraction on New Feed
Oxide Ore Grade
Gold	Design	76%
Silver	Design	48%
Copper	Design	19%
Partially Oxide Ore Grade
Gold	Design	64%
Silver	Design	52%
Copper	Design	41%
SART Stage Recovery
Gold	Design	3.1%
Silver	Design	98%
Copper	Design	98%
Adsorption Stage Extraction
Gold	Design	95%
Silver	Design	80%
Overall Recovery
Gold	Design	67.2%
Silver	Design	51.1%
Metal Production as Doré (Annual Average)
Gold	Nominal	62,246	oz.
Silver	Nominal	17,185	oz.
Metal Production as Sulphide Precipitate
Gold	Nominal	2,096	oz.
Silver	Nominal	1,052,604	oz.
Copper	Nominal	884	t

The following sub sections describe the processing sections of the Cerro de Gallo flow sheet.

17.2	Crushing

Crushing of the feed ore at Cerro de Gallo will be performed by a three stage crushing circuit consisting of a primary jaw crusher, a secondary cone crusher and a tertiary high pressure grinding rolls (HPGR) crusher. Both the secondary and tertiary stages will operate in closed circuit with sizing screens. Target product sizing from the crushing circuit will be P100 8 mm. A fogging system will be used for dust suppression (10DSP01).

ROM ore with expected top size of 700 mm will be delivered to the ROM pad via 100 t dump trucks. Where possible, this will be direct tipped into the 275 t ROM bin (10BIN01) otherwise it will be stockpiled on the ROM pad for later reclamation by a front end loader (FEL). Oversize material is prevented from entering the ROM bin by a fixed grizzly mounted directly on top of the bin, oversize material being discharged back to the ROM pad for separate stockpiling and later size reduction by a mobile rock breaker or blasting.

The ore will be withdrawn from the ROM bin at a controlled rate using an apron feeder (10FDR01), which in turn feeds onto a vibrating grizzly feeder (10FDR02) with a 125 mm aperture. Oversize scalped material will be fed into a 200 kW primary jaw crusher (10CRU01) while the undersize material will be directed to the primary screen feed conveyor (10CVR02) where it will be combined with the primary crushed product. The primary crusher magnet (10MGT01) will reject tramp metal to a bin for later disposal. The primary crusher will operate in open circuit with close side setting of 130 mm. The crushed ore and fines will be conveyed into the primary screen feed bin (10BIN02).

Materials from this bin will be discharged onto a triple deck banana sizing screen (10SCR02) with blinded bottom deck. The oversized product from the top two decks (50 mm and 32 mm aperture respectively) will be conveyed to a secondary crusher feed bin (10BIN03) by the secondary crusher feed conveyor (10CVR03), while the -32 mm undersized material will be conveyed to the tertiary crushing circuit.

The secondary crusher will consist of a single 600 kW cone crusher operating in closed circuit with 10SCR02. Closed side setting gap of the crusher will be at 32 mm. The secondary crusher metal detector (10MDT01) coupled with the secondary crusher feed belt plough (10BPL01) will reject tramp metal from conveyor 10CVR03 to ground for later disposal. Ore will be fed to the secondary crusher from the secondary crusher feed bin by the secondary crusher feeder (10FDR04) to maintain choke feed conditions. The secondary crushed product will be circulated back to the primary sizing screen by the secondary crusher discharge conveyor (10CVR05).

Fines (-32 mm) discharging from 10SCR02 will be conveyed to the tertiary crushing stage via the transfer hopper feed conveyor (10CVR06), the transfer hopper (10HPR01) and the movable stockpile stacker (10STS01), where the ore will either be directly fed into the tertiary crushing circuit or stockpiled for later handling by FEL.

The tertiary crushing circuit will consist of a single 2100 kW HPGR operating in closed circuit with a product sizing screen. Ore will enter the HPGR feed bin (10BIN04) via either stacker (10STS01) or FEL and will be withdrawn at a measured rate by the belt feeder (10FDR05). Tramp steel will be rejected to ground by a metal detector (10MDT02) coupled with a belt plough (10BPL02) mounted directly above 10FDR05. The HPGR (10CRU03) will be operated in choke feed conditions to produce a target product size of P80 6.3 mm. HPGR crushed product will be transferred to the HPGR product screen (10SCR03), a double deck sizing screen with a blinded bottom deck. Oversize from the screen will be recirculated back to the HPGR feed bin, and undersize product (-8 mm) will be conveyed to the agglomeration stage.

17.3	Agglomeration and Stacking

Tertiary crushed ore will be agglomerated with a mixture of barren cyanide solution, cement and lime and will be stacked for heap leaching.

Undersize ore from the HPGR screen (10SCR03) will discharge on to the crushed ore conveyor (10CVR09). Measured quantities of hydrated lime and powdered cement will be added to the conveyor (10CVR09) by a lime feeder (20FDR01) and cement feeders (20FDR02 & 20FDR03) respectively. The combined material will be discharged from the conveyor (10CVR09) into the agglomeration drum (20AGD01) and will be mixed with measured quantities of cyanide solution and barren solution. The feed rate to the agglomeration drum will be 685 t/h with a target final agglomerate moisture content of 8%.

A cross cut sampler will be provided on the crusher ore conveyor (10CVR09) to take ore samples for verification by the laboratory located on site. The cross cut sampler will cut material into a 200 L drum located to the side of the conveyor.

Agglomerated product will exit the agglomerator (20AGD01) on to a conveyor (20CVR01) which will feed onto a radial stacker (20STS01). The radial stacker will deposit material onto a stockpile area for reclaim by FEL into trucks which will then transport material to the heap leach area. Truck stacking will continue for the first year of operation and is costed into the financial analysis based on additional operating costs provided by the mining consultant, MDA.

A design allowance has been made for the agglomerated product to be fed onto an overland conveyor and grasshopper conveyors at a later date for mechanised heap leach stacking if required. This is included in the financial model as capital in year two of operations.

Both hydrated lime and powdered cement will be stored in their respective silos, lime will be housed in a single 250 t silo (20BIN01) and cement will be stored in two 250 t silos (20BIN02 & 20BIN03). Deliveries will be by bulk tanker with pneumatic transfer to the respective silo. Each silo will incorporate dust extraction.

17.4	Heap Leaching

The heap leaching operation will utilise a valley fill method. A total of four heaps (or cells) will be in operation at any one time. Once constructed, each heap will have an operating stacked height of 10 metres. Fresh heaps will be stacked over previously treated heaps a total of eight times giving a maximum final heap height of 80 m. The four cells will consist of a fresh cell and three depleted cells, with only two being under irrigation at any one time. The fresh cell will be irrigated with intermediate solution for 30 days while a depleted cell will be irrigated for 10 day blocks, intermittently for 60-120 days duration.

Irrigation will start with 1000 ppm cyanide solution and will then be followed by intermediate solution and barren solution for the duration of the leaching process.

Under normal irrigation operation, barren solution will be withdrawn from the barren solution pond (30PND03) by the barren solution pumps (30PMP21/22) and will be transferred to the barren solution holding tank (30TNK11). Solution will then be withdrawn from this tank by the barren solution transfer pumps (30PMP24/25/26) and irrigated to the operating depleted cell via a dripper network located on top of the cell. The solution will pass through the heap and be collected via a series of drains and directed to the intermediate solution pond (30PND02). As the operation progresses, the overall stack height will increase, necessitating increased pumping power to perform cell irrigation. Provision will be made to install further barren storage tanks and associated pumps to accommodate this increase, with the previous pumps being changed from irrigation to transfer duties.

Intermediate solution will be withdrawn from the pond (30PND02) and will be transferred to the intermediate solution holding tank (30TNK01). Solution will then be withdrawn from this tank by the intermediate solution transfer pumps (30PMP14/15/16) and irrigated to the fresh cell via a dripper network located on top of the cell. The solution will pass through the heap and be collected via a series of drains and directed to the pregnant solution pond (30PND01). Pregnant solution collected in pond (30PND01) will be withdrawn by the pregnant solution pumps (30PMP01/02) and will be transferred to the initial sulphide precipitation stage of the copper precipitation process.

To facilitate control of site run-off generated by rainfall events, an in heap storm water pond (30PND04) will be located at the downstream toe, immediately upstream of the solution ponds, of the leaching heaps. This will collect and control site run-off for later use in the barren solution make-up.

17.5	Sulphidisation, Acidification, Recycle and Thickening (SART)

Heap leaching of the Cerro del Gallo ore will result in a quantity of dissolved copper reporting to the pregnant solution stream, complicating the gold on carbon adsorption, electrowinning and refining processes. The process design will therefore incorporate a SART process to precipitate the entrained copper and silver in a saleable sulphide form prior to the carbon adsorption stage.

The pregnant leach solution will be pumped to the agitated sulphide precipitation tank (35TNK01). Sulphuric acid and sodium hydrosulphide solution being dosed via the inline mixers 35MXR01 and 35MXR02. Target solution pH will be 4.5. Solution will overflow from the precipitation tank into the 28 m diameter covered sulphide precipitate thickener (35THK01) to concentrate the sulphide precipitate. Thickened sulphide precipitate will be recycled from the thickener underflow on a continuous basis back to tank 35TNK01 to act as seed. A bleed stream, operating in a batch configuration, will be diverted to the sulphide precipitate storage tank (35TNK05) where sodium hydroxide will be added to neutralise the slurry prior to being filtered in the sulphide precipitate filter (35FIL01). The discharged cake will be bagged for later sale and the filtrate will be recycled back to 35TNK01 via the filtrate tank (35TNK06) and the filtrate pump (35PMP08).

Solution overflowing the thickener (35THK01) will gravitate into a series of two neutralisation tanks (35TNK02 & 35TNK03) where lime slurry will be added to increase solution pH to 10.5 – 11.0 to encourage the formation of gypsum. For ease of maintenance of the neutralisation tanks, design provision will be made to include tank changeover. Solution overflowing the final neutralisation tank will enter the gypsum thickener (35THK02). The thickened gypsum slurry will be recycled from the thickener underflow on a continuous basis back to the neutralisation tanks to act as a seed stream, pumped by the underflow pumps (35PMP03/04). A batch bleed stream of thickener underflow will be sent to the agitated gypsum storage tank (35TNK07), for later filtration by the gypsum precipitate filter (35FIL02). The filter cake will be washed as part of the filtration cycle to remove soluble gold. The filtered gypsum cake will be stockpiled for disposal.

Solution overflowing the gypsum thickener, will pass through the polishing filter (35FIL03) to remove trace amounts of remaining gypsum prior to transfer to the adsorption circuit.

All tanks and thickeners prior to the neutralisation phase will be enclosed and connected to a hydrogen cyanide (HCN) gas scrubber (35SBR01) to prevent HCN gas emissions to the environment. Caustic cyanide solution generated from the scrubber will be returned to the intermediate solution tank.

17.6	Carbon Adsorption

The adsorption of the contained gold and silver in solution will be by a series of six carbon in column (CIC) contactors operating in a cascading system (40CLM01/06).

Pregnant leach solution from the gypsum polishing filter will be collected in the adsorption feed tank (40TNK01). Solution will be withdrawn at a measured rate by the adsorption feed pumps (40PMP01/02) and fed into the first contactor. Flow of the solution will be upward within the contactors with the exiting solution overflowing to the following contactor. Counter current movement of the carbon will be facilitated by transfer of the carbon between successive contactors using the carbon adsorption pump (40PMP05).

Loaded carbon will be withdrawn from the first contactor and passed over the loaded carbon screen (40SCR01), with the screen oversize being forwarded to the elution circuit and the underflow solution being returned to the first contactor.

Barren solution exiting the final contactor will initially pass over a carbon safety screen (40SCR02) to remove any entrained carbon before reporting to the adsorption tails tank (40TNK02). The solution will gravitate to the barren solution holding tank. Excess barren solution will overflow this tank to the barren pond.

17.7	Elution

The elution circuit design is based on the split AARL elution technology, using separate acid wash and elution columns. Five, 6 tonne strip cycles will be completed every week, for a total carbon movement of 28.9 tonnes. With the addition of a second PLS tank the circuit would be capable of 2 strips per day or 14 strip cycles per week.

Carbon overflowing the loaded carbon screen (40SCR01) will be transferred into the acid wash column (50CLM01) to create a 6 tonne batch. The carbon batch will be initially acid washed with a 3.0% hydrochloric acid solution for a period of 20 minutes and then rinsed with raw water for 120 minutes to remove any entrained acid. The carbon batch will then be educted to the elution column (50CLM02) using raw water. Both the spent acid solution and rinse water will be collected in the acid wash holding tank (35TNK12) prior to pumping to the sulphide precipitation circuit.

The acid washed carbon will then be eluted with a pre-treat solution containing 3.0% sodium cyanide and 3.0% sodium hydroxide at 110°C to desorb the contained gold into the solution. Heat will be provided to the solution by the oil heater (50HTR01) plus the primary and recovery heat exchangers (50HXR01/02). The elution sequence will begin once the pre-treat solution has reached the target temperature, solution will be withdrawn from the lean eluate tank (50TNK02), pass through the heat exchangers 50HXR02 and then 50HXR01, pass through the carbon bed in the elution column (50CLM02) in an upward direction before returning to heat exchanger (50HXR02) to cool. Solution cooled by heat exchanger 50HXR02 will then be collected in the electrolyte tanks (50TNK03/04). After initial elution of the carbon is complete (approximately 90 minutes), raw water will be introduced to continue the elution sequence, with this solution being diverted to the lean eluate tank (50TNK02) after passing through the elution column (50CLM02); this will continue for a further 60 minutes. A cool down stage will then be undertaken where the elution heater is switched off but the water elution continues. This water will also be captured in the lean eluate tank (50TNK02).

At the completion of the elution sequence, the now barren carbon will be educted to the regeneration kiln (50KLN01). The total time for the complete elution sequence will be approximately 200 minutes.

17.8	Electrowinning and Smelting

The electrowinning circuit is based on electrowinning of pregnant eluate generated from the elution cycle and batch electrowinning in sludging cells. Recovered sludge will be smelted to produce gold doré on site. Approximately 12kg of doré will be produced from every electrowinning batch.

Pregnant eluate generated from the elution circuit will be collected in the electrolyte tank (50TNK06) for batch electrowinning. The pregnant eluate will be pumped into a series of two electrowinning cells (50EWC01 & 50EWC02). The solution will discharge from the electrowinning cells and gravitate into an electrolyte return tank (50TNK08) before pumping back to 50TNK06 in closed circuit. Sludge collected from the cells (50EWC01& 02) will be washed, and collected in the electrowinning sludge holding tank (50TNK09). Sludge collected will be batch filtered and smelted to produce doré.

17.9	Carbon Regeneration

The eluted barren carbon will be batch educted to a horizontal diesel fired regeneration kiln for regeneration before being transferred back to the CIL circuit. Carbon will be heated to above 700°C in an oxygen free environment for a period of 20 minutes to remove any entrained organic material. Discharged carbon will be sized to remove undersize particles and quenched with water in a quench tank. Regenerated carbon will be pumped into the last carbon contactor in the adsorption circuit. The regeneration kiln will be capable of regenerating 6 tonne of carbon batch over a 20 hour period. Flue gas from the kiln will be directed to atmosphere using a suction fan and a flue stack. []A small diesel tank will be located close to the regeneration kiln and will be refilled by a mobile fleet service truck as required.

17.10	Reagents

[]A number of reagents and consumables will be used at Cerro del Gallo. Table 17-2 summarises the major process requirements. Safety showers will be provided around the reagent unloading and mixing areas as required for safe operation. The safety showers will operate off the potable water system described in Section 17.11.3.

Table 17-2 Reagents Consumption and Usage Summary

17.10.1	Sodium Cyanide []

Sodium cyanide will be transported to site in lined boxes supplied in briquette form. The cyanide will be mixed in a 30 m3 agitated mixing tank. The mixed batches will be transferred to a 60 m3 holding tank in the reagent mixing area. []Concentrated cyanide solution will be transferred to a cyanide holding tank in the agglomeration area. The option also exists to dose cyanide into the intermediate and barren solution holding tanks prior to solution irrigation of the heaps. []The plant has been sized to perform 2 batch mixes per day and the storage tank will provide two days of supply.

17.10.2	Hydrated Lime

[]Hydrated lime will be added to crushed ore at the agglomeration stage. It will be delivered to site in trucks in bulk powder form and pneumatically pumped into the 250 tonne capacity silo. The hydrated lime will be metered onto the conveyor using a rotary valve and screw feeder. The hydrated lime silo will have a dust extraction system and will provide three days of supply.

17.10.3	Cement []

Cement will be used in the agglomeration area for binding of crushed ore in preparation for heap leach stacking. Cement will be delivered by trucks in bulk and pneumatically transferred to two 250 tonne storage silos. Cement will be metered onto the conveyor using rotary valves and screw feeders. The cement storage system will have a dust extraction system and will provide two days of supply.

17.10.4	Sodium Hydrosulphide []

Sodium hydrosulphide (NaHS) will be used as the sulphidising agent in the SART process for precipitation of copper and silver. NaHS will be received on site in 900 kg bulka bags and will be mixed utilising a dedicated vendor supply system to give a 10% w/w solution. One mix per day will be required. The NaHS system includes a 10 m3 agitated mixing tank and a 20 m3 holding tank.

17.10.5	Sulphuric Acid

Sulphuric acid will be delivered in bulk to site in liquid form as 98% concentrated acid. The reagent will be transferred into a 50 m3 holding tank via truck mounted pump. The holding tank will provide seven days of supply.

17.10.6	Sodium Hydroxide

[]Provision has been made in the design for the delivery, storage and mixing of flake or prill sodium hydroxide solid. []Sodium hydroxide may also be delivered to site by 20t road tanker as 50% w/w solution. The reagent will be transferred into a 30 m3 holding tank using truck mounted pumps. The holding tank will offer 25 days of supply.

17.10.7	Activated Carbon

Activated carbon will be used in the adsorption circuit for the recovery of gold. Carbon will be delivered in bulk bags.

17.10.8	Flocculant

Flocculant will be used to aid the settling of solids in the sulphidisation and gypsum thickener in the SART circuit. 25 kg bags of flocculant will be mixed utilising a dedicated vendor supplied system to give a 0.2% w/w solution. The plant has been sized to handle 6 batches of mixing per day in a 1m3 mixing tank and the mixed solution will be transferred to 6 m3 holding tank via pumping. The holding tank will provide a 13 hour supply.

17.10.9	Peroxide

Peroxide will be used for cyanide destruction should there be a barren pond overflow event. The barren pond overflow weir will be the nominated location to dose peroxide solution to ensure cyanide is destroyed before reaching the unlined Environmental Control Dam. Peroxide will be delivered in bulka boxes, and the boxes will be rotated off site every 6 months to ensure the peroxide solution is at optimum condition for use.

17.11	Services

Services in the form of process water, potable water and compressed air will be provided in discrete areas of the plant to support the operation and maintenance of the plant.

In general the services will be supplied by duty and standby pumps and duty (only) compressors. The plant PLC will monitor operating hours of the pumps and compressors.

17.11.1	Air

Air services will be provided by air compressors and will be standardised as far as practicable. Service air will be required for the crushing dust suppression fogging system, general equipment operation, plate & frame filter operation and minor maintenance activities for sump pumps and the like. The air compressors will be industrially rated for 100% duty cycle and rated appropriately for the elevated site location.

The service air will be reticulated in the following areas;

1.	Crushing , HPGR and agglomeration plant;
2.	Wet plant general area;
3.	Plate & frame filters. (

The crushing plant will be supplied with a duty 110 kW compressor. The compressor has been sized mainly for the dust fogging system. A small allowance has been made for plant air for maintenance activities. The crushing plant compressed air will be reticulated around the conveyors and crushing equipment. (The wet plant will be supplied with a duty 110 kW compressor to service the plate and frame filters. This air supply will also be used to operate pneumatic transfer pumps, control valves and pulsed dust filter systems. (The provision of compressed air to areas other than noted would be achieved by the use of a mobile diesel operated compressor on an “as needs” basis.

17.11.2	Raw Water / Fire Water

The estimated water usage for the operating plant is shown in Table 17-3.

Table 17-3 Summary of Water Consumption

The daily usage reflects the initial operational condition at nameplate capacity before the leach liquor is recovered at the ponds. The total plant water requirement over a year would be subject to ambient environmental conditions such as temperature, wind and rainfall. These are expected to vary and the overall site consumption on a per annum basis would be approximately 657,000 m3 per year.

Bore water supply is included in the capital cost as a PC provision and it is assumed to have sufficient bores to provide the site with appropriate capacity to handle all plant raw water usage scenarios. Bore water will be pumped into the crushing area raw water tank (90TNK01) and the raw water holding tank (90TNK03).

The crushing area raw water tank will operate as a header tank and will overflow to the wet plant raw water tank (90TNK02). Both tanks will operate as a combined raw water / fire water supply with a dedicated fire reserve in both tanks.

The crushing area raw water tank will supply raw water / fire water to the crushing circuit, the contractor’s laydown areas, the administration and agglomeration areas from a common reticulated line by pumps (90PMP01/02) in a duty/standby configuration. Fire water will be provided from a dedicated reserve within the tank and will consist of a diesel pump (90PMP03); electric pump (90PMP04) and a jockey pump (90PMP05).

The wet plant area raw water tanks will supply raw water and fire water to the general wet area from a common reticulated line by pumps (90PMP06/07) in a duty/standby configuration. An additional gland seal water pump (90PMP11) will provide seal water for various pumps within the wet area. Fire water will be provided from a dedicated reserve within the tank and will consist of a diesel pump (90PMP08); electric pump (90PMP09) and a jockey pump (90PMP010).

17.11.3	Potable Water

The raw water quality has been assumed as being suitable for the potable water supply for the site. Raw water will be fed from the borefield into the raw water holding tank (90TNK03), and then pumped with a proprietary potable water pump assembly comprising duty standby pumps and a pressure accumulator and control system.

The raw water will be treated with a proprietary gas-based chlorination system to provide residual protection from biological contamination. The potable water will be reticulated throughout the site for consumption and usage in the ablutions and safety showers within the workshops, administration area, crushing, agglomeration and wet plant areas.

The raw water holding tank will supply water for the site potable water. The holding tank will be fitted with a proprietary pressure pump system with a diesel powered backup pump to provide security of supply to the safety showers and other potable water requirements in the advent of a general power outage.

Alternative forms of potable water storage for the safety showers were considered (e.g. holding tanks) but were rejected on the basis of having a higher installed cost and poor reliability with regards to maintaining residual chlorine content when retained in a holding tank in a hot environment.

17.11.4	Power

Power will be supplied by CFE (Mexican Electricity Commission) from a 34 kV overhead line coming from a step-down transformer 15 km from site. From the final incoming pole at the site entry intersection, the 34 kV line will be extended to the crushing plant switchyard. The overhead line extension will be provided with a Recloser.

All required electrical infrastructure beyond this point is included in the estimates, including areas such as:

1.	34 kV overhead line extension from the CFE supply line to the project main transformer;

2.

A 34 kV / 4160 V step-down transformer will be installed in a switchyard located adjacent to the crushing plant switch room. The plant supply transformer will be supplied via an isolator and a Recloser. 4160 V power will be supplied via an overhead line to three remote MV substations (mine workshop, wet plant and heap leach) and by buried cable to two MV crushing substations (one at the primary jaw crusher and one at the HPGR);

3.	Electrical and instrumentation reticulation around the plant facilities up to the control rooms which are located adjacent to the Crushing and Wet plant substations;

4.	DCS system with fibre cable following electrical reticulation up to and including control rooms situated adjacent to the crushing and wet plant substations;

5.

Substations within the processing and non-processing plant will contain 4160 / 460 V step down transformers to supply the motor control centres (MCCs), variable speed drives (VSDs), power factor correction (PFCs) and other plant electrical equipment will be contained in substation buildings located adjacent to the relevant plant areas;

6.

The crushing plant and wet plant will have dedicated control rooms. The crushing plant will be controlled from the crusher control room located close to the ROM bin area to provide good visibility and access to the crushing and agglomeration plant. The wet plant control room will be located at the wet plant laboratory area to provide good control and access to the wet plant;

7.	Relocation of a CFE regional MV powerline from the heap leach pad area to outside the project area is required.

The electrical design is based on Mexican Official Standards (NOM) regulations and National Electrical Manufacturers Association (NEMA) standards.

18.	Project Infrastructure

18.1	Existing Infrastructure

The San Antón Property is located in the central region of Guanajuato state, approximately mid-way between the cities of Guanajuato and Dolores Hidalgo (Figure 18-1). The centre of the property area is 23 km east northeast of Guanajuato, the state capital, and 270 km northwest of Mexico City, the nation’s capital. The property site has year round and unrestricted access provided by a good network of local roads and tracks.

The project site is located within a region of major population centres. As such, it is well services by roads, power, accommodations, rail, and water. Three major ports on both the Pacific and Gulf coasts, are within 600km of the site and services by major highways.

Figure 18-1 Project infrastructure

The principal access route to the area is by sealed Federal Highway 110, then 17km of a well maintained all-weather good quality gravel road. The journey by road takes approximately 20 minutes to complete from Dolores Hidalgo and approximately 1 hour from the city of Guanajuato. There is an international airport at Leon, 30 minutes from Guanajuato along a four lane toll freeway. An inland port facility will integrate the international airport and is currently under construction by the state government. In addition to the international airport at Leon there are five local airports and one interstate airport within a 3 hour drive of the property area. Rail services are available within 20 km of Cerro del Gallo.

Electricity is currently supplied to the San Antón de las Minas community through a 33 kV, three phase power line operated by the Mexican Federal Electricity Commission, Comisión Federal de Electricidad (CFE), which passes over the southern flank of the Cerro del Gallo deposit. Power supply is generally reliable and comes from the main Dolores Hidalgo to Guanajuato power line. A dedicated 115kV power line has been proposed by the CFE as the most reliable source of electricity for the project and this has been included in the capital cost estimate.

There are a number of potential sources of water in the area, including groundwater from aquifers and local streams that drain the property area. Several large dams have been constructed in the surrounding area; including the Peñuelitas Dam that has a capacity of 23.8 Mm3 located 15 km from Cerro del Gallo near the city of Dolores Hidalgo.

PROPOSED FENCE LINE
PROPERTY BOUNDARIES
PROPOSED POWER LINE DIVERSION

DRAWING NO	TITLE	REV	DESCRIPTION
		G	ISSUED FOR DFS
		F	GOLD RECOVERY & POWER LINES ADDED
		E	[illegible]

REFERENCE DRAWINGS

DRAWING REV

[redacted]

SEDGMAN

PRELIMINARY

A1

Figure 18-2 Site layout showing pit, waste dump, heap leach pads/pond and processing facilities.

19.	Market Studies and Contracts

Production from the Cerro del Gallo Heap Leach will consist of gold-silver doré and a copper-silver precipitate. The doré will be shipped to a refinery outside of Mexico and sold on the open market.

The copper-silver precipitate is produced from the SART circuit and is a unique high-grade copper product containing significant value as both copper and silver. As such, it can be processed by a more limited number of copper smelters compared with those that generally deal with copper flotation concentrates. Interest in the precipitate has been sought and indications of terms provided. A review of the copper concentrate market has also be conducted by Cerro Resources NL.

As an alternative, a trade off study has also been completed comparing shipping of the precipitate to an off-site smelter for treatment with on-site treatment of the precipitate, for copper and silver metal production. The study indicates that it may be more profitable to employ on-site process, since the returns for the copper and silver would be higher.

For this study, the lowest payable metal contents received from an off site smelter have been used and transport and treatment costs have been estimated from the internal market review.

20.	Environmental Studies, Permitting and Social or Community Impact

The consulting group of Heuristica Ambiental has been contracted to manage the environmental studies and permitting requirements for the Cerro del Gallo project. Heuristica has a proven track record of successful environmental management of mining projects in Mexico. With the completion of this Feasibility Study, Heuristica is currently in the process of completing the Expression of Environmental Impact documentation, Manifestación de Impacto Ambiental (MIA) for the Secretariat of Environment and Natural Resources, Secretaría del Medio Ambiente y Recursos Naturales, (SEMARNAT).

As part of the development plan for the San Antón Property, a surface water baseline study commenced in October 2005 and updated in August 2006. This study conforms to federal government standard NOM-127-SSAL1-1994; which is the most comprehensive national standard, and has the most stringent limits. Sampling points were selected across an area ranging from upstream of the San Antón Project to downstream at the Peñuelitas dam near the city of Dolores Hidalgo. The primary objective of the study was to record the physio-chemical characteristics of the quality of surface water at the commencement of exploration in the area and prior to potential development of the property.

Subsequent to the first surface water sampling program a surface water monitoring program has been developed to Mexican national standards in order to monitor seasonal water flow and water quality at strategic points throughout the property area. Additional baseline environmental studies included air quality dust monitoring which commenced in February 2008 and with the installation of a weather station (VAISALA WXT510) in January 2008.

20.1	Surrounding and Local Population

Guanajuato municipality has a population of 153,364 inhabitants (official INEGI projection 2008) while Dolores Hidalgo C.N.I. has a population of 134,641 inhabitants (official INEGI projection 2007). The community of San Antón de las Minas covers an area of 2,167 hectares. From INEGI records (2005) the San Antón de las Minas community has a population of 473 inhabitants living in 78 dwellings at an occupancy rate of 6.1 people per house.

San Antón de las Minas community facilities consist of a public kinder-garden, a public primary school, a public secondary school, health centre, a Catholic church, and four small general stores that satisfy local consumption. The community receives a local TV signal and has a regular daily bus service to the nearby city of Dolores Hidalgo. Mobile telephone services are available at San Antón. A plentiful supply of semi-skilled and unskilled labour is available in the local community and surrounds.

There is a positive sentiment towards the development of the project, which will provide significant employment and business opportunities for the local people and businesses.

20.2	Flora and Fauna

There are no endangered or threatened vegetation species or animal life as protected by Mexican environmental regulations in the San Antón Property (2001 report by Instituto de Ecologia del Estado de Guanajuato – IEEG, for the State of Guanajuato).

20.3	Land Ownership

The San Antón Property covers private land owned by individuals having small land holdings each of a few hectares. There are no ejidos (community owned lands) present in the San Antón de las Minas community. SAM owns freehold title and has surface rights to land totalling 132.731 Ha including Cerro del Gallo (62.013 Ha), a field office in San Antón (0.693 Ha), and the Dolores Shaft (2.921 Ha). For the purpose of access, exploration and site investigative work around Cerro del Gallo, land access and compensation agreements have been obtained with the relevant landowners. The terms of the contracts allow for access and the construction of access tracks and drill pads and investigative work as required for work programs. Compensation is paid to landowners for surface disturbance to land caused by the construction of access tracks and drill sites. SAM currently is in negotiation for the surface rights to the land required for the project. Relations with the landowners during the exploration process and site investigative work have been positive.

21.	Capital and Operating Costs

21.1	Mine Capital Costs

Mine capital cost is estimated based on the quantity of equipment required to achieve the mine production. Equipment costs provided by vendors, estimation guides, and recent project data with which MDA has been involved were used for the 2011 Technical Report. This updated report uses the 2011 capital cost estimate and escalates it by 5% to account for inflation from 2011 to present. Table 21-1 shows the estimated mine capital requirements by year. The initial mine capital is estimated to be $18.8 million US. Sustaining capital is estimated to be $12.5 million US for mining operations, which is primarily for additional trucks through the mine life as stripping ratios and required haulage distance increase.

Capital expenditure estimates details are given in the following sections.

Table 21-1 Mine Annual Capital Costs (000’s USD)

Yr -1	Yr 1	Yr 2	Yr 3	Yr 4	Yr 5	Yr 6	Yr 7	Yr 8	Yr 9	Yr 10	Total
Primary Mining Equipment												
Sandvik DP1500	$ -	$ 560	$ 560	$ -	$ -	$ 560	$ -	$ -	$ -	$ -	$ -	$ 1,680
11cm Hyd. Shovel	$ -	$ 3,547	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ 3,547
11cm Spare Shovel Bucket	$ -	$ 145	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ 145
6.4cm FEL	$ -	$ 1,026	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ 1,026
63t Haul Truck	$ -	$ 4,620	$ 1,155	$ -	$ 2,310	$ 2,310	$ -	$ -	$ -	$ -	$ -	$ 10,395
Support Equipment												
300 Kw Dozer (D9)	$ -	$ 898	$ -	$ -	$ -	$ 898	$ -	$ -	$ -	$ -	$ -	$ 1,796
230 Kw Dozer (D8)	$ -	$ 777	$ -	$ -	$ -	$ 777	$ -	$ -	$ -	$ -	$ -	$ 1,554
4.9 m Motor Grader (16H)	$ -	$ 845	$ -	$ -	$ -	$ 845	$ -	$ -	$ -	$ -	$ -	$ 1,690
Water Truck - 20,000 Liter	$ -	$ 1,245	$ -	$ -	$ -	$ 1,245	$ -	$ -	$ -	$ -	$ -	$ 2,490
RTD Dozer (834H)	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -
Rock Breaker - Impact Hammer	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -
Backhoe/Loader (1.5 cu m)	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -
Pit Pumps	$ -	$ 82	$ -	$ -	$ -	$ 82	$ -	$ -	$ -	$ -	$ -	$ 164
36 ton Crane	$ -	$ 398	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ 398
2 cm excavator	$ -	$ 430	$ -	$ -	$ -	$ 430	$ -	$ -	$ -	$ -	$ -	$ 860
Low Boy	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -
Flatbed	$ -	$ 54	$ -	$ -	$ -	$ 54	$ -	$ -	$ -	$ -	$ -	$ 108
Blasting												
Sanding/Stemming Truck	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -
Explosives Truck	$ -	$ 196	$ -	$ -	$ -	$ 196	$ -	$ -	$ -	$ -	$ -	$ 392
Skid Loader	$ -	$ 40	$ -	$ -	$ -	$ 40	$ -	$ -	$ -	$ -	$ -	$ 80
Mine Maintenance												
Lube/Fuel Truck	$ -	$ 202	$ -	$ -	$ -	$ 202	$ -	$ -	$ -	$ -	$ -	$ 404
Mechanics Truck	$ -	$ 196	$ -	$ -	$ -	$ 196	$ -	$ -	$ -	$ -	$ -	$ 392
Forklift	$ -	$ 144	$ -	$ -	$ -	$ 144	$ -	$ -	$ -	$ -	$ -	$ 288
Other Mine Capital												
Light Plant	$ -	$ 56	$ -	$ 28	$ -	$ 28	$ -	$ 28	$ -	$ -	$ -	$ 140
ANFO Storage Bins	$ -	$ 80	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ 80
Powder Magazines	$ -	$ 9	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ 9
Cap Magazine	$ -	$ 6	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ 6
Mobile Radios	$ -	$ 20	$ 2	$ -	$ 2	$ 7	$ -	$ -	$ -	$ -	$ -	$ 31
Shop Equipment	$ -	$ 276	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ 276
Engineering & Office Equipment	$ -	$ 158	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ 158
Water Storage (Dust Suppression)	$ -	$ 103	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ 103
Base Radio & GPS Stations	$ -	$ 110	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ 110
Unspecified Miscellaneous Equipment	$ -	$ 110	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ 110
Fuel Facilities	$ -	$ 263	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ 263
Shop Building	$ -	$ 1,497	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ 1,497
Access Roads - Haul Roads - Site Work	$ -	$ 105	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ 105
Ambulance & Fire Equipment	$ -	$ 158	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ 158
Light Vehicles	$ -	$ 434	$ -	$ -	$ -	$ 434	$ -	$ -	$ -	$ -	$ -	$ 868
Total Mining Capital	$ -	$ 18,790	$ 1,717	$ 28	$ 2,312	$ 8,448	$ -	$ 28	$ -	$ -	$ -	$ 31,323

21.1.1	Major Mining Equipment

Capital for major mining equipment is shown in Table 21-1 and discussed in the following subsections.

21.1.1.1.	Drilling and Blasting

Drilling equipment capital is based on equipment quotations from Sandvick for a DP1500 drill with additional freight and erection costs. A total of three drills are required through the life of mine.

Blasting operations require the use of a truck (ANFO truck) to deliver bulk explosive to the hole ($196,000 US) and a skid loader ($40,000 US) to help with stemming of holes. Additional blasting capital includes ANFO/Emulsion storage bins ($80,000 US), powder magazines ($9,000 US), and a cap magazine ($6,000 US). Sustaining capital includes replacement of the ANFO truck and the skid loader in year 5.

21.1.1.2.	Loading

Capital costs for loading equipment have been quoted by equipment vendors. Additional capital was added for transportation and erection. Total capital for the hydraulic shovel is estimated to be $3.5 million US and would be purchased close to the start of production. The front-end loader capital is estimated to be $1.0 million US including transportation and erection.

21.1.1.3.	Haulage

Haulage equipment capital has been estimated at $1.2 million US per truck including transportation and erection. Initial mining will be done using four trucks in year 1 increased to a total of five, seven, and nine in years 2, 4, and 5 respectively.

21.1.2	Mine Support Equipment

Capital estimates for mine support equipment include freight and erection. The support equipment considers initial support equipment to be purchased in year 1 as follows:

1.	One 300-Kw-size and one 230-Kw-size dozers ($898,000 and $777,000 US);

2.	One 4.9m motor grader ($845,000 US);

3.	One 20K-liter water truck ($1,245,000 US);

4.	One 36-tonne-capacity crane ($398,000 US);

5.	One two-cubic-meter excavator ($430,000 US);

6.	One flatbed truck ($54,000 US);

7.	Two pit pumps ($41,000 US each); and

8.	Four light plants ($14,000 US).

21.1.3	Maintenance Capital

Capital for mine-maintenance equipment includes a fuel/lube truck ($202,000 US) and a mechanics truck ($196,000 US). Shop facilities are estimated at $1,497,000, and an additional $276,000 US is included for shop equipment.

21.1.4	Mine-Facilities Capital

Mine-facility capital includes $263,000 for fuel facilities, $105,000 for access and haul roads, and $103,000 for dust suppressant storage. In addition, $158,000 US has been included for the purchase of an ambulance, fire truck, and other safety equipment.

21.1.5	Light Vehicles

Light-vehicle capital expenditure is estimated to be an initial $434,000. A total of 13 units including vans and pickups would be purchased based on personnel requirements. Vehicles would be replaced in year 4.

21.1.6	Other Capital

Other miscellaneous capital includes mobile radios for mobile equipment ($1,000 US per unit) and other unspecified miscellaneous equipment ($110,000 US).

21.2	Mine Operating Cost

Annual mine-operating costs have been estimated based on personnel requirements and equipment hourly costs. The 2011 Feasibility labor costs were escalated by 3% and unit costs for equipment and supplies were escalated 5% to account for inflation between the 2011 report and this update. Table 21-4 summarizes the annual mine-operating costs. The costs are provided based on functionality (mine general services, mine maintenance, engineering, geology, drilling, blasting, loading, hauling, and support). The overall mining cost per tonne without capital allocation is $1.67/t mined.

The following subsections describe the operating-cost estimate by functionality.

21.2.1	Drilling Costs

The average life-of-mine drilling cost is estimated to be $0.14/t mined. This includes maintenance labor allocated to drill maintenance. Drilling operating costs are provided in Table 21-5.

21.2.2	Blasting Costs

The average life-of-mine blasting cost is estimated to be $0.34/t mined. Blasting costs are provided in Table 21-6.

21.2.3	Loading Costs

The average life-of-mine loading cost is estimated to be $0.14/t mined. This does not include any rehandle of ore from stockpiles as only minimal stockpiles are anticipated to be processed. The loading cost includes maintenance labor allocated to loading equipment. Loading costs are provided in Table 21-7.

21.2.4	Haulage Costs

The average life-of-mine haulage cost is estimated to be $0.55/t mined. This includes maintenance labor allocated to truck maintenance. Haulage costs are provided in Table 21-8.

21.2.5	Mine-Support Costs

Mine-support costs include the operation of all of the mine-support equipment. The average life-of-mine support cost is estimated to be $0.30/t mined. This includes maintenance labor allocated to mine-support equipment. Mine-support costs are provided in Table 21-9.

21.2.6	Mine General Services Costs

The average life-of-mine general services cost is estimated to be $0.15/t mined. Mine general services costs are provided in Table 21-11 and includes $0.07/t for mine supervision, $0.05/t for engineering, and $0.03/t for geology.

21.2.7	Mine-Maintenance Costs

The average life-of-mine mine-maintenance cost is estimated to be $0.06/t mined. Mine-maintenance costs for personnel and shop supplies are provided in Table 21-10. Note that the maintenance wages for mechanics has been included in the operating cost for equipment as those costs are allocated to the equipment operating costs. Thus, the maintenance costs provided in Table 21-10 do not include the labor directly attributed to equipment maintenance.

21.2.8	Mine Personnel

Mine personnel estimates include both operating and mine-staff personnel. Operating personnel are estimated as the number of people required to operate trucks, loading equipment, and support equipment to achieve the production schedule. Mine-staffing levels are based on the number of people required for supervision and support of mine production. The mine-staff organizational chart is shown in Figure 21-1. The estimated number of mine personnel required to execute the mine plan is shown in Table 21-2.

Salaries for each position were estimated based on information received from other mine operations in Mexico and previous work with which MDA has been involved at the time of the 2011 Technical Report. These salaries have been increased by 3% to account for the increase from 2011 to 2012. Salaries include a burden of 40% and 60% for non-salary and salary personnel, respectively. Total estimated personnel costs are shown in Table 21-3. Note that mobile equipment labor costs are allocated to production equipment in the calculation of mining costs in later sections.

Figure 21-1 Mine Organizational Chart

Table 21-2 Mine Personnel Requirements

Table 21-3 Mine Annual Personnel Costs ($000.’s USD)

Table 21-4 Annual Mine Operating Costs

Table 21-5 Annual Drilling Operating Costs

Drill Requirements	Units	Yr -1	Yr 1	Yr 2	Yr 3	Yr 4	Yr 5	Yr 6	Yr 7	Yr 8	Yr 9	Yr 10	Total
Number of Holes - Ore	holes	-	18,578	18,527	18,527	18,527	17,668	18,527	18,527	3,605	-	-	132,486
Drill Meters - Ore	meters	-	118,898	118,573	118,573	118,573	113,078	118,573	118,573	23,070	-	-	847,913
Production Hours - Ore	hrs	-	4,617	4,605	4,605	4,605	4,391	4,605	4,605	896	-	-	32,929
Operational Efficiency - Ore	%	0%	85%	86%	85%	85%	85%	85%	86%	85%	0%	0%	
Operating Hrs - Ore	hrs	-	5,432.34	5,417.50	5,417.50	5,417.50	5,166.41	5,417.50	5,417.50	1,054.03	-	-	38,740
Number of Holes - Waste	holes	-	1,394	7,143	12,601	17,528	37,439	26,930	17,034	1,045	-	-	121,115
Drill Meters - Waste	meters	-	8,922	45,714	80,646	112,178	239,613	172,355	109,020	6,688	-	-	775,136
Production Hours - Waste	hrs	-	346	1,775	3,132	4,357	9,306	6,694	4,234	260	-	-	30,103
Operational Efficiency - Waste	%	0%	85%	86%	85%	85%	85%	85%	86%	85%	0%	0%	
Operating Hrs - Waste	hrs	-	407.64	2,088.64	3,684.62	5,125.31	10,947.66	7,874.72	4,981.00	305.58	-	-	35,415
Number of Holes - Total	holes	-	19,972	25,670	31,128	36,055	55,108	45,458	35,561	4,650	-	-	253,601
Drill Meters - Total	meters	-	127,820	164,288	199,219	230,752	352,691	290,928	227,593	29,758	-	-	1,623,049
Production Hours - Total	hrs	-	4,964	6,380	7,737	8,961	13,697	11,298	8,839	1,156	-	-	63,032
Operating Hrs - Total	hrs	-	5,840	7,506	9,102	10,543	16,114	13,292	10,398	1,360	-	-	74,155
Drill Availability	%	0%	85%	86%	85%	85%	85%	85%	86%	85%	0%	0%	
Required Drills - Calculated	#	-	0.94	1.21	1.47	1.70	2.60	2.15	1.68	1.61	-	-	
Required Drills - Rounded	#	0	1	2	2	2	3	3	2	2	0	0	
Cumulative Hours - Drill #1	hrs	-	5,840	9,593	14,144	19,416	24,787	29,218	34,417	35,097	-	-	
Cumulative Hours - Drill #2	hrs		5,840	9,593	14,144	19,416	24,787	29,218	34,417	35,097	-	-	
Cumulative Hours - Drill #3	hrs		5,840	9,593	14,144	19,416	24,787	29,218	34,417	35,097			
Operating Costs													
Fuel Consumption (KL)	KL	-	250	322	390	452	691	570	446	58	-	-	3,178
Fuel Cost	K USD	$ -	$ 185.23	$ 238.08	$ 288.70	$ 334.39	$ 511.10	$ 421.60	$ 329.82	$ 43.12	$ -	$ -	$ 2,352
Lube & Oil	K USD	$ -	$ 53.65	$ 68.96	$ 83.63	$ 96.86	$ 148.05	$ 122.12	$ 95.54	$ 12.49	$ -	$ -	$ 681
Undercarriage	K USD	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -
Drill Bits & Steel	K USD	$ -	$ 91.11	$ 117.10	$ 142.00	$ 164.47	$ 251.39	$ 207.37	$ 162.22	$ 21.21	$ -	$ -	$ 1,157
Total Consumables	K USD	$ -	$ 329.99	$ 424.14	$ 514.32	$ 595.73	$ 910.54	$ 751.09	$ 587.58	$ 76.83	$ -	$ -	$ 4,190
Parts / MARC Cost	K USD	$ -	$ 189.42	$ 243.46	$ 295.22	$ 341.95	$ 522.65	$ 431.13	$ 337.27	$ 44.10	$ -	$ -	$ 2,405
Maintenance Labor	K USD	$ -	$ 56.36	$ 75.15	$ 75.15	$ 93.94	$ 93.94	$ 93.94	$ 93.94	$ 9.02	$ -	$ -	$ 591
Total Maintenance Allocation	K USD	$ -	$ 245.78	$ 318.61	$ 370.37	$ 435.89	$ 616.59	$ 525.06	$ 431.21	$ 53.12	$ -	$ -	$ 2,997
Operator Wages & Burden	K USD	$ -	$ 94.92	$ 142.39	$ 142.39	$ 237.31	$ 237.31	$ 189.85	$ 189.85	$ 15.19	$ -	$ -	$ 1,249
Total Drilling Cost	K USD	$ -	$ 670.70	$ 885.13	$ 1,027.08	$ 1,268.93	$ 1,764.44	$ 1,466.00	$ 1,208.63	$ 145.13	$ -	$ -	$ 8,436
Drilling Cost per Tonne Mined by Item													
Fuel Cost	$/t	$ -	$ 0.04	$ 0.04	$ 0.04	$ 0.04	$ 0.04	$ 0.04	$ 0.04	$ 0.04	$ -	$ -	$ 0.04
Lube & Oil	$/t	$ -	$ 0.01	$ 0.01	$ 0.01	$ 0.01	$ 0.01	$ 0.01	$ 0.01	$ 0.01	$ -	$ -	$ 0.01
Undercarriage	$/t	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -
Drill Bits & Steel	$/t	$ -	$ 0.02	$ 0.02	$ 0.02	$ 0.02	$ 0.02	$ 0.02	$ 0.02	$ 0.02	$ -	$ -	$ 0.02
Total Consumables	$/t	$ -	$ 0.07	$ 0.07	$ 0.07	$ 0.07	$ 0.07	$ 0.07	$ 0.07	$ 0.07	$ -	$ -	$ 0.07
Parts / MARC Cost	$/t	$ -	$ 0.04	$ 0.04	$ 0.04	$ 0.04	$ 0.04	$ 0.04	$ 0.04	$ 0.04	$ -	$ -	$ 0.04
Maintenance Labor	$/t	$ -	$ 0.01	$ 0.01	$ 0.01	$ 0.01	$ 0.01	$ 0.01	$ 0.01	$ 0.01	$ -	$ -	$ 0.01
Total Maintenance Allocation	$/t	$ -	$ 0.05	$ 0.06	$ 0.05	$ 0.06	$ 0.05	$ 0.05	$ 0.06	$ 0.05	$ -	$ -	$ 0.05
Operator Wages & Burden	$/t	$ -	$ 0.02	$ 0.02	$ 0.02	$ 0.03	$ 0.02	$ 0.02	$ 0.02	$ 0.01	$ -	$ -	$ 0.02
Total Drilling Cost	$/t	$ -	$ 0.14	$ 0.14	$ 0.14	$ 0.14	$ 0.13	$ 0.13	$ 0.14	$ 0.13	$ -	$ -	$ 0.14

Table 21-6 Annual Blasting Operating Cost

Table 21-7 Annual Loading Operating Cost

Table 21-8 Annual Haulage Operating Cost

Table 21-9 Annual Mine Support Operating Costs

Table 21-10 Annual Mine-Maintenance Costs

Table 21-11 Annual Mine General Services Cost

21.3	Processing Facility Capital

21.3.1	Introduction

The processing plant capital estimate is based on 4.5M t/a ore per year open cut mining operation, treating low grade gold, silver and copper bearing ore via a heap leaching facility.

The capital costs are presented in United States Dollars (USD) and to the required accuracy of ±15% as of the first quarter 2012.

21.3.2	Process Facility Capital Cost Estimate Summary

The Table 21-12 summarises the capital cost.

Table 21-12: Processing Facility Start-up Capital Cost Summary

Capital Costs	Cost (USD,000)
Processing Plant Capital Costs
Crushing	25,609
Agglomeration	4,970
Heap Leach Pad & Ponds	21,413
SART Circuit	12,524
Adsorption	2,620
Elution & Gold Room	2,275
Reagents	3,991
Services & Infrastructure	27,035
Subtotal	100,437
Contingency	9,242
Total Plant Costs (Inclusive of EPCM)	109,679

The Price quoted above is exclusive of all taxes, including Mexican VAT, Withholding taxes, importation duties and any ad valorem duties usually applied.

Allowance were made in the capital estimate for the following infrastructure items within close proximity to the processing plant

  Administration office

  Dry plant control room/office;

  Wet plant control room/office;

  Workshop/warehouse building;

  Laboratory building;

  Sample preparation shed at lab;

  Reagent storage area.

The following infrastructure has not been allowed for in the process plant capital estimate and, where applicable, these have been included elsewhere in the capital cost estimate.

  Mine office;

  Geological office and core storage shed;

  Mining fleet workshop;

  Construction camp;

  Guardhouse;

  Agglomeration, the Cement silo will be supplied by the cement supplier;

  Elution and Electrowinning, the carbon regeneration kiln will be deferred from initial capital;

  Plant Services, standby air compressors will be deferred from initial capital;

  Plant Laboratory, dry sample preparation equipment will be deferred from initial capital.

  Owners costs;

  Local office or head office costs;

  Insurances;

  Defects and Warranties;

  Cyanide code compliance;

  All taxes, including Mexican VAT, Withholding taxes, importation duties and any ad valorem duties usually applied.

21.4	Processing Operating Cost Estimate

The operating costs are presented in United States Dollars (USD) and to the required accuracy of ±15% as of the first quarter 2012.

Operating costs have been estimated based on the following costs:

  Labour;

  Power;

  Maintenance consumables, including transport of these;

  Operating Consumables including transport of these;

  General & Administration and Environmental Personnel costs.

The operating costs are presented in USD and are based on prices obtained during the third quarter of 2011 and first quarter of 2012. Table 21-13 summarises the total plant operating cost for the current processing schedule.

Table 21-13: Cerro del Gallo Operating Cost Summary

Description	Unit	Cost
		Year 1	Year 2	Year 3	Year 4	Year 5	Year 6	Year 7	Year 8	Total
Throughput	Mtpa	4.50	4.50	4.50	4.50	4.50	4.50	4.50	0.73	32.2
Labour	USD M	2.73	2.73	2.73	2.73	2.73	2.73	2.73	0.45	19.5
Power	USD M	5.72	5.72	5.72	5.72	5.72	5.72	5.72	0.95	41.0
Maintenance Consumables	USD M	1.95	1.95	1.95	1.95	1.95	1.95	1.95	0.33	14.0
Operating Consumables	USD M	19.60	19.56	19.56	19.56	19.47	19.56	19.56	3.20	140.1
G & A & Environmental	USD M	3.25	3.24	3.24	3.24	3.22	3.24	3.24	0.53	23.2
Total – Cost	USD M	33.25	33.20	33.20	33.20	33.09	33.20	33.20	5.46	237.8
Average
Labour	USD/t ore	0.60	0.61	0.61	0.61	0.61	0.61	0.61	0.62	0.61
Power	USD/t ore	1.27	1.27	1.27	1.27	1.28	1.27	1.27	1.30	1.28
Maintenance Consumables	USD/t ore	0.43	0.43	0.43	0.43	0.44	0.43	0.43	0.45	0.44
Operating Consumables	USD/t ore	4.34	4.35	4.35	4.35	4.35	4.35	4.35	4.37	4.35
G & A & Environmental	USD/t ore	0.72	0.72	0.72	0.72	0.72	0.72	0.72	0.72	0.72
Total – Cost	USD/t ore	7.37	7.38	7.38	7.38	7.40	7.38	7.38	7.46	7.39

21.4.1	Process Plant Operating Cost Exclusions

The following costs are not included in the above table of processing plant operating costs but, where applicable, have been included in the cash flow modelling.

  Head office and corporate overheads.

  Mining salaries and costs.

  Agglomerate transportation and stacking.

  Mint gold refining costs.

  Mining cost.

  Royalty costs.

  Land compensation costs.

  Subsidies to local communities.

  Concentrate transport, treatment and refining costs.

  Maintenance of all mine, haul and plant access roads.

  Mobile plant and light vehicle amortisation costs.

21.5	Summary of Total Capital and Operating Costs

21.5.1	Capital Costs

Capital costs for the First Stage Heap Leach have been classified as Pre-production Capital Costs, which includes Plant and Infrastructure Costs, Owners Costs and Mining Fleet, (total USD154.9M) and Sustaining Capital (USD28.9M) as outlined in the following three Table 21-14 toTable 21-16.

Table 21-14 First Stage Heap Leach – Pre-production Processing Facility and Site Capital Costs

Cost (USD,000)
Process Plant Costs
Crushing	25,609
Agglomeration	4,970
Heap Leach Pad & Ponds	21,413
SART Circuit	12,524
Adsorption	2,620
Elution & Gold Room	2,275
Reagents	3,991
Services & Infrastructure	27,035
Subtotal	100,437
Contingency	9,242
Total Plant Costs (Inclusive of EPCM)	109,679
Owners Costs
High Voltage Power Supply	4,725
Mobile Equipment	962
Pre-Production Labour	2,187
Regulatory, Land, Insurance etc	4,013
Insurance & Operating Spares	1,742
Working Capital (3 months)	11,447
Subtotal	25,076
Contingency	1,254
Total Owners Costs	26,330

Project Cost First Stage 4.5Mtpa Heap Leach	136,009

No final decision has been taken as to whether to mine by an owner operated fleet or to contract mine. The capital requirements of providing a fleet will reduce and operating expenses are likely to increase if contract mining is adopted. Tender documents to invite mining contractors working in Mexico to bid on mining at Cerro del Gallo have been drafted and will be issued in the coming months. Following that and based upon financing, a decision will be made. An estimate of the capital costs for the required mining equipment to commence mining for the First Stage Heap Leach component has been completed by MDA.

Table 21-15 First Stage Heap Leach – Pre-production Mining Fleet/Area Costs

Cost (USD,000)
Primary Mining Equipment	9,898
Support Equipment	4,729
Blasting	236
Mine Maintenance	542
Other Mine Capital	3,385
Total Year 1 Mining Capital	18,790

Table 21-16 First Stage Heap Leach – Sustaining Capital

Cost (USD,000)
Mining Capital	12,533
Leach Pad Expansion	10,000
Stacking Equipment etc	4,900
Other	1,500
Total	28,933

Sustaining capital is reflective of amounts in addition to the pre-production capital and mining fleet costs, which are incurred over the life of mine and have been allowed for in economic modelling.

21.5.2	Operating Costs

The cash operating costs include all costs associated with the production of gold, silver and copper for the heap leach operations. The cash costs include smelting and refining costs but do not include the 4% net smelter return (NRS) royalty. The NSR is included in the financial modelling.

Table 21-17 First Stage Heap Leach – Cash Operating Costs

Cash Operating Cost	USD/t Average (ore tonne)	USD/oz Au Eq Average[8]
Mining	3.2	152
Processing	6.63	314
Metal Transport & Refining	0.30	14
G & A	0.76	36
TOTAL	10.89	516

22.	Economic Analysis

22.1	Summary of First Stage Heap Leach Economic Analysis

The following tables set out aggregated summaries of key Feasibility Study (FS) data – presented on an average life-of-mine or total life-of-mine basis for the First Stage Heap Leach.

Table 22-1 First Stage Heap Leach Mining Summary

Mining
Ore Mined[1]	32.2Mt
Waste Mined	29.4Mt
Gold Grade	0.69 g/t
Silver Grade	14.8 g/t
Copper Grade	0.08%
Strip Ratio[2]	0.91

1.

Proven and Probable reserves are reported using gold equivalent cut-off grades of 0.24 and 0.29 g/t for weathered and partially oxidized material respectively. Cut-off grades were applied to gold equivalent grades which include both gold:silver price and recovery ratios.

2.

The strip ratio includes 9Mt of fresh rock material that will be stockpiled for later CIL treatment in the Second Stage CIL/Heap Leach expansion. In the First Stage Heap Leach DFS, this fresh material has been treated as waste rock.

The waste mined includes 9Mt of mineralized fresh rock material, which is potential feed for the Second Stage CIL/Heap Leach development. This may have an economic benefit for the Second Stage CIL/Heap Leach and will be evaluated in the second stage FS.

Table 22-2 First Stage Heap Leach Operational Summary

Production
Annual Throughput	4.5Mt
Overall Gold Recovery	68.5%
Overall Silver Recovery	50.1%
Overall Copper Recovery	31.8%
Maximum gold equivalent production, k oz per annum [1]	99.1 (Yr 3)
Average gold equivalent production, k oz per annum [1]	94.6
Average gold production, k oz per annum	67.9
Average silver production, k oz per annum	1,072
Average copper production, t per annum	1,113
Base Life of Mine Stage 1	7.2 years

1.

The gold equivalent ounces and financial outcomes are calculated using the 3 year historic gold, silver and copper prices (April 30th, 2012) USD1,341/oz, USD25.58/oz and USD7,582/t respectively for gold:silver price ratio of 52.4 and a gold:copper price ration of 0.177. That is, 52.4 oz of silver is equal in value to 1 ounce of gold and 0.177 tonnes of copper is equal in value to 1 ounce of gold.

The average metal recoveries are based on column leach test work on diamond drill core composite samples, crushed by high pressure grinding rolls (HPGR) and leached for 115 days.

Table 22-3 First Stage Heap Leach – Annual total metal production

Year	Gold (k oz)	Silver (k oz)	Copper (t)	Gold (k oz Eq)[1]
1	47.7	525	267	59.2
2	76.5	970	682	98.9
3	74.0	1,016	1,018	99.1
4	60.2	1,080	1,128	87.2
5	58.7	1,096	1,223	86.5
6	64.6	1,189	1,349	94.9
7	69.5	1,144	1,380	99.1
8	36.3	677	943	54.6
Total	487.5	7,697	7,990	679.5

The annual metal production is based on the mining study for the First Stage Heap Leach completed by Mine Development Associates (MDA) in May 2011 and updated for this current FS. The above metal production is the total metal production prior to shipment to a refinery for gold and a smelter for copper and silver concentrate treatment. Payable metal percentages are included in the financial analysis. For gold and silver as doré, 99.75% and 99%, respectively have been used. For copper and silver produced as SART concentrate, a payable metal value of 73% has been used. Transport, treatment and refining costs have also been included.

Table 22-4 First Stage Heap Leach – Annual total metal production

Total Cash Operating Cost	USD/t Average (ore tonne)	USD/oz Au Eq Average[1]
Mining	3.2	152
Processing	6.63	314
Metal Transport & Refining	0.30	14
G & A	0.76	36
TOTAL	10.89	516

Table 22-5 First Stage Heap Leach – Key Economic Indicators

Financial
Gold Price (USD/oz)	1,341
Silver Price (USD/oz)	25.58
Copper Price (USD/tonne)	7,582 (3.43/lb)
Net Smelter Return Royalty	4%
Undiscounted Net Cash Flow (USDm) [1]	280
Net Present Value @ 6% (USDm) [1]	181
Pre-production Capital Payback Period (includes mining fleet)	2.7 Yrs
Pre-tax IRR[1]	30.5%

1.

The gold equivalent ounces and financial outcomes are calculated using the 3 year historic gold, silver and copper prices (April 30th, 2012) USD1,341/oz, USD25.58/oz and USD7,582/t respectively for gold:silver price ratio of 52.4 and a gold:copper price ration of 0.177. That is, 52.4 oz of silver is equal in value to 1 ounce of gold and 0.177 tonnes of copper is equal in value to 1 ounce of gold.

Economic modelling provides for mining by an owner-operated mining fleet and metal pricing of USD1,341 Au/oz, USD25.58 Ag/oz and USD7,582 Cu/tonne.

22.2	Economic Sensitivity Analysis

Sensitivity evaluations were performed on the base case presented in Table 22-5 by applying factors ranging from a maximum of -20% to +20% for capital and operating costs, and variation on net revenue examined through alterations in metal price and recovery. Each of the sensitivities was applied independently and the variations examined are listed in Table 22-6.

Table 22-6 Sensitivity Factor Applied

Parameter	Case 1	Case 2	Case 3	Case 4
CAPEX	-20%	-10%	+10%	+20%
OPEX	-20%	-10%	+10%	+20%
Au Recovery	-20%	-10%	+10%	+20%
Ag Recovery	-20%	-10%	+10%	+20%
Au Price	-20%	-10%	+10%	+20%
Ag Price	-20%	-10%	+10%	+20%

The effects on Net Present Value (NPV) and Internal Rate of Return (IRR) at the project discount rate of 6% are shown graphically in Figure 22-1 and Figure 22-2, respectively. The project is most sensitive to changes in revenue due to variation in gold price (and gold recovery) followed by operating cost and least sensitive to capital cost and silver price (and silver recovery).

Figure 22-1 First Stage Heap Leach NPV Sensitivity Chart

Figure 22-2 First Stage Heap Leach IRR Sensitivity Chart

23.	Adjacent Properties

No information is available on adjacent properties. At the time of writing this report there was open ground to the east, southwest and north of the property. Exploraciones Mineras Parreña S.A. de C.V., a subsidiary of Peñoles, has lodged an application for a large tract of land south of, and abutting the San Antón Property.

24.	Other Relevant Data and Information

All relevant data regarding the first stage heap leach feasibility study for the Cerro del Gallo deposit is contained within the respective sections of this Technical Report.

25.	Interpretation and Conclusions

This report documents the work completed by Cerro Resources NL (CJO) and its lead consultants to complete a feasibility study for the first stage heap leach development of its Cerro del Gallo project.

The feasibility study for the first stage heap leach shows the project to have favourable economics using the assumed gold, silver and copper prices (three year averages to 30th April 2012) and with the estimated capital and operating costs. Based on the positive economic results of the feasibility study the project can proceed as a heap leach for the first stage development for the production of gold, silver and copper.

The preliminary assessment for the inclusion of carbon-in-leach processing of the non-oxidised fresh material reported in 2011 has not been updated as part of this Technical Report. The second stage development to feasibility study level is expected to be completed approximately 18-24 months after the commencement of the first stage heap leaching at Cerro del Gallo.

26.	Recommendations

The feasibility study for the first stage heap leaching at Cerro del Gallo has been completed which shows a positive economic outcome for the project in a pre-tax basis. Cerro Resources NL (CJO) continues to advance detailed engineering design and site investigative activities to prepare for development of the project. The following is a list of items that are required to allow the project development to proceed.

26.1	Water Supply

To finalise the granting of an additional 200,000m3 per annum groundwater extraction license, the bore(s) need to be sited and established. This should be completed in 2012 to ensure an alternative water supply is established. This water will supplement the water from the environmental control dams.

26.2	Permitting Risk Management

Permitting work, in order to be granted the environmental authority, is advanced and with the completion of this first stage heap leach feasibility study, it can be finalised. The change of surface use application will be made upon granting of the environmental authority. CJO must continue to implement its permitting activity to obtain the necessary permits from the Mexican government in order to manage its permitting risks. CJO makes no assurances that the Mexican government will grant the environmental authority for the heap leach development, however, CJO must work diligently with its lead consultant, Heuristica Ambiental to achieve a positive outcome.

26.3	Land Tenure

CJO already has freehold title to land over the open pit area and some of the waste dump and process areas. Additional land acquisition is required in order to be granted the environmental authority for the project development. CJO has completed a community survey and is proceeding with negotiations to acquire all the necessary land for the project development to proceed. All land in the Cerro del Gallo project area is freehold land.

26.4	Costs

Costs have been estimated from Q4 2011 and Q1 2012 cost data and quotations. The capital and operating costs will require updating at the time when tenders and ordering commence. These cost changes are not expected to significantly alter the assessment of the economic viability of the heap leach. The sensitivity of the heap leach development and operations to changes in cost and price variables is shown in Figure 19 3.

26.5	Processing

Future test work for fine-tuning of the Cerro del Gallo heap leach flow sheet development and process route confirmation could include:

  Heap height determination and percolation tests at the optimum crush size and cement addition to confirm heap heights and percolation rates;

  Triple carbon contact tests on pre and post SART solutions to confirm the carbon adsorption circuit design parameters;

  Flocculant screening and settling test work on SART slurry to determine the flocculant requirements and thickener size;

  Filtration test work of the SART precipitate to determine the operating parameters and filter size;

  Test work to determine an on-site processing method for the SART precipitate.

26.6	Mining

CJO will need to make a final decision on whether to operate using a mining contractor or an owner/mining fleet. Within the next few months CJO will tender for contractors and evaluate these to determine the approach to be taken.

This Technical Report update uses the open pit designs from the 2011 Technical report. Both costs and metal prices have increased, and while the pit designs presented in this Technical Report are feasible and reasonable for reporting reserves, they have not been optimized with the current economics. CJO should update the pit designs, which will result in larger pits and an increase of reserves using current economics.

Site plans need to be reconciled with potential pit optimizations at higher metal prices to ensure that infrastructure is not built on top of current resources.

Integration of the mine plan with construction requirements may identify fill material requirements that can be provided from inside of the ultimate pit design. This would reduce the need for material to be imported to the site and reduce material that would need to be mined as waste.

27.	References

1.	ALS AMMTEC, Report No. A13259, Heap Leach Amenability Test work conducted upon Composites of Gold Ore Samples from Cerro Dal Gallo Gold/Silver Project for King Minerals NL, October 2011.

2.	ALS AMMTEC, Report No. A13846, Metallurgical Test work conducted upon Gold Ore HPGR Feed Samples from Cerro Del Gallo Project for Kings Minerals NL/Sedgman, March 2012.

3.	Baker, T., 2002. Emplacement depth and carbon dioxide-rich fluid inclusions in intrusion-related gold deposits. Economic Geology, August 2002; v97, no5, pp1111-1117.

4.	Bravo, C. J., 1979. Estudio Geológico Geoquímica del área de San Antón de las Minas, Municipio de Dolores Hidalgo GTO. Technical Archive Consejo de Recursos Minerales.

5.	Champion, D., 2005. Prospects look good in North Queensland. AusGeo News September 2005, 79: pp3-6.

6.	Comision Nacional del Aqua, 2001. National Commission of Water CNA “Sistema de Informacion Geografica del Agua”, July 2001.

7.	Consejo de Recursos Minerales, 1992. Monografía geológico-minera del estado de Guanajuato. Secretaria de Energía, Minas E Industria Paraestatal 35, pp55-57.

8.

De Cserna, Z., 1989. An outline of the geology of Mexico. In: Bally AW and Palmer AR (eds), The Geology of North America - An Overview. Boulder, Colorado, Geological Society of America, The Geology of North America, Volume A, pp233-264.

9.	Golder Associates, 2006. NI43-101 Technical Report on the San Antón Property, Mexico – 021- 05763009, Golder Associates Pty Ltd, 2nd October 2006.

10.	Golder Associates, 2007. NI43-101 Technical Report on the Cerro del Gallo deposit within the San Antón Property, Mexico – 023-05763009, Golder Associates Pty Ltd, 27th April 2007.

11.	Groves, I., 2008. San Antón Project, Cerro del Gallo Cu-Au-Ag Deposit, Guanajuato State, Mexico. Unpublished report by Insight Geology Pty Ltd for San Antón de las Minas S.A. de C.V., January 2008.

12.	Hart, C.J.R., 2005. Classifying, distinguishing and exploring for intrusion-related gold systems. The Gangue 87:pp1-9.

13.	Independent Metallurgical Laboratories Pty Ltd, April 2006 Cerro del Gallo Testwork Program (SA002, SA007, SA010 & SA011) for Kings Minerals NL, Project No 2401.

14.	Independent Metallurgical Laboratories Pty Ltd, April 2006 Cerro del Gallo Testwork Program (SA057, SA058, SA061, SA062, SA071 & SA078) for Kings Minerals NL, Project No 2419..

15.	Instituto de Nacional de Estadistica y Geografia e Informatica (INEGI), 2003. Cauderno Estadistico Municipal de Dolores Hidalgo.

16.	Mason, D.R., 2005a. Petrographic descriptions for eleven rock samples from the San Antón project, Mexico. March 2005. Unpublished report no. 3064 by Mason Geoscience Pty Ltd for KMN NL.

17.

Mason, D.R., 2005b. Petrographic descriptions for rock samples from Cerro del Gallo porphyry system (San Antón), and from Valenciana, central Mexico. August 2005. Unpublished report no. 3104 by Mason Geoscience Pty Ltd for KMN NL.

18.

Mason, D.R., 2006a. Petrographic descriptions and interpretation for four drill chip skarn rock samples from the Cerro del Gallo porphyry system (Mexico). January 2006. Unpublished report no. 3149 by Mason Geoscience Pty Ltd for KMN NL.

19.	Mason, D.R., 2006b. Petrographic study of 12 drill core rock samples from the Cerro del Gallo gold prospect, Mexico. June 2006. Unpublished report no. 3196 by Mason Geoscience Pty Ltd for KMN NL.

20.	Mason, D.R., 2007. Petrographic study of ten drill core rock samples from Cerro del Gallo porphyry system (San Antón). Unpublished report by Mason Geoscience Pty Ltd for KMN NL.

21.	Polysius Australia, Review/Evaluation of High pressure Grinding Test work for San Anton de las Minas S.A. de C.V Cerro de Gallo Gold Project, October 2011.

22.	Rabone, G., and Hatcher, R.M., 2005. Report on the 2005 Exploration Program at San Antón Project, Guanajuato, Mexico, December 2005. Unpublished internal company report for KMN NL.

23.	Randall, J.A., Saldana, E.A., and Clark, K.F., 1994. Exploration in a volcano-plutonic center at Guanajuato, Mexico. Economic Geology, v.89, pp1722-1751.

24.	Rowins, S.M., 2000a. Reduced porphyry copper-gold deposits: A new variation on an old theme. Geology: June 2000, v28, no.6, pp491-494.

25.

Rowins, S.M., 2000b. Preliminary results of a geochemical investigation of porphyry Cu-Au-Mo (Ag-Pb-Zn) and epithermal Ag-Au mineralization at the San Antón deposit, Guanajuato Mexico. Unpublished report to Luismin S.A. de C.V. August 2000.

26.	Rowins, S.M., 2000c. A model for the genesis of “reduced” porphyry copper-gold deposits. The Gangue: October 2000: Issue 67, 1-7.

27.	SGS Lakefield Oretest Pty Ltd, 2010 - 2011 Cerro del Gallo Heap Leach Amenability Testwork, Job No. 10652.

28.	SGS Lakefield Oretest Pty Ltd, December 2009 Cerro del Gallo Heap Leach Column Leach Hole Sa-276, Job No. 10494.

29.	SGS Lakefield Oretest Pty Ltd, February 2007 Metallurgical Testwork Conducted on Two Master Composite Samples of Gold/Silver Ore from the Cerro del Gallo Project, Job No. 10008.

30.	SGS Lakefield Oretest Pty Ltd, November 2007 Comminution, Flotation and Cyanide Leach Test work on Eight Cerro del Gallo Deposit Variability Composites, Job No. 10103.

31.

SGS Lakefield Oretest Pty Ltd, October 2007 An Investigation by High Definition Mineralogy into the Mineralogical Characteristics of Exploration Drill Core Samples from the Cerro del Gallo Project, Project BAMF#00077.

32.	SGS Lakefield Oretest Pty Ltd, September 2009 Cerro del Gallo Heap Leach Amenability Test work, Job No. 10467.

33.	SGS Lakefield Oretest, Job No: 10652, Heap Leaching Test work on Cerro de Gallo Oxide Gold Ore Samples – Comparison of Crushing Techniques, May 2011.

34.	SGS Lakefield Oretest, Job No: 10817, High Pressure Grinding Rolls Test work for Cerro resources Cerro de Gallo Project, September 2011.

35.

Shaw, W. J., 1997. Validation of sampling and assaying quality for bankable feasibility studies. The Resource Database Towards 2000, Wollongong, pp41-49. (Australasian Institute of Mining and Metallurgy: Melbourne).

36.	Skeet, J.S., Fleshman, B.R., Carew, T. for San Anton Resource Corp. (Now merged with CJO), April 2010 Technical Report Preliminary Assessment Cerro del Gallo Project, Guanajuato Mexico

37.	Skeet, J.S., Carew, T. for Cerro Resources NL., May 2011 Technical Report Feasibility Study and Preliminary Assessment Cerro del Gallo Project, Guanajuato Mexico

38.	Sociedad Cooperativa de Minero Metalurgica Santa Fé de Guanajuato, 2000. Certificado de Ensaye. Unpublished.

39.	Stewart, R. NI43-101 Technical Report on the Cerro del Gallo deposit within the San Antón Property, Mexico, CJO, 31st July 2008.

40.	Thompson, J.F.H., Sillitoe, R.H., Baker, T., Lang, J.R., and Mortensen, J.K., 1999. Intrusion- related gold deposits associated with tungsten-tin provinces. Mineralium Deposita, 34:pp323-334.

41.	Thompson, M., and Hogarth, R.J., 1973. The rapid estimation and control of precision by duplicate determinations: The Analyst, v. 98, pp153-160.

42.	Torres, J.M., 1997. Proyecto San Antón, studio petrografico. Unpublished report prepared for Luismin.

43.

Townend, R., 2006. Screening, TBE separations of four composite samples, Optical/SEM examination of four polished sections and XRD of gangue. Unpublished report by Roger Townend and Associates, Consulting Mineralogists.

28.	Date and Signatures

The data on which the feasibility study for the first stage heap leach for the Cerro del Gallo Project is based were current as of the Effective Date, 11th May 2012. The undersigned are all Qualified Persons and were responsible for preparing or supervising the preparation of parts of this Technical Report, as described in Section 2.

Technical Report “First Stage Heap Leach Feasibility Study Cerro del Gallo Gold Silver Project”, Guanajuato, Mexico

Effective Date: 11th May 2012

Report Date: 29th June 2011

Prepared for Cerro Resources NL, Brisbane, Australia

(Signed by) Peter Hayward

Peter Hayward, Sedgman Ltd (Metallurgist, F.AusIMM)

(Signed by) Timothy Carew

Timothy Carew, P.Geo., Reserva International Reno, Nevada

(Signed by) Thomas Dyer

Thomas Dyer P.E., Mine Development Associates Reno, Nevada

(Signed by) John Skeet

John Skeet, COO Cerro Resources NL (B.App.Sc. Metallurgist, F.AusIMM)

29.	Glossary

Second (survey)	“
Percent	%
Minute (survey)
Registered trademark	®
Less than	<
Greater than	>
Less than or equal to	≤
Greater than or equal to	≥
Atomic Absorption Spectrometry	AAS
Silver	Ag
Australian Institute of Geoscientists	AIG
American Standard Code for Information Interchange	ASCII
Above Sea Level	ASL
Gold	Au
Gold Equivalent	AuEq
Australasian Institute of Mining and Metallurgy	AusIMM
Bulk Leach Extractable Gold	BLEG
Comisión Federal Electricidad (Federal Electricity Commission of Mexico)	CFE
Cubic feet per minute	cfm
Carbon-in-column	CIC
Carbon-in-leach	CIL
Canadian Institute of Mining, Metallurgy and Petroleum	CIM
Cerro Resources NL	CJO
Centimeter	cm
Sociedad Cooperativa Minero Metalurgica Santa Fé de Guanajuato	Cooperative
Certified reference material	CRM
Comma Separated Values	CSV
Copper	Cu
Co-efficient of variation	CV
Diamond drill hole	DDH
Desarrollos Mineros San Luis S.A. de C.V.	DMSL
Grams	g
Grams per tonne	g/t
Goldcorp Inc.	Goldcorp
Golder Associates Pty Ltd	Golder
Global Positioning System	GPS
Hectare (10,000 m2)	Ha
Half Absolute Relative Difference	HARD
Heap Leach Facility	HLF
High Pressure Grinding Rolls	HPGR
Hour	hr
Intermittent Bottle Rolls	IBR
Inductively Coupled Plasma Optical Emission Spectroscopy	ICPOES
Instituto Nacional de Estadística Geográfica e Informática	INEGI
Intrusion-related Gold System	IRGS
Kilogram	kg
Kilometer	km
Square kilometer	km2

Kings Minerals NL	KMN
Kilovolt	kV
Left Hand Side	LHS
Luismin S.A de C.V.	Luismin
Million	M
Square meter	m2
Cubic meter	m3
Megaannum (Million Years)	Ma
Millimeter	mm
MegaPascal	MPa
Microsoft	MS
Million tonnes	Mt
North American Datum	NAD
Canadian National Instrument 43-101	NI43-101
Net Smelter Return	NSR
Nano-tesla	nT
Degree (survey)	o
Degrees Celsius	oC
Ordinary Kriging	OK
Ounce	oz
Parts per billion	ppb
Parts per million	ppm
Pounds per square inch	psi
Quality Assurance and Quality Control	QAQC
Quantile-Quantile	QQ
Reverse circulation drill hole	RC
Right Hand Side	RHS
Relative level	RL
Rock Quality Designation	RQD
San Antón de las Minas S.A. de C.V.	SAM
San Anton Resource Corporation Inc.	SARC
Sulphidisation, acidification, recycle and thickening	SART
System for Electronic Document Analysis and Retrieval	SEDAR
Sedgman Ltd	Sedgman
Secretaria del Medio Ambiente y Recursos Naturales	SEMARNAT
Societe Generale de Surveillance	SGS
Metric tonne	t
True North	TN
United States dollars	USD
Universal Transverse Mercator	UTM
Ultraviolet	UV
Vitromex S.A. de C.V.	Vitromex
X-Ray Fluorescence	XRF
Micrometer (micron)	um